14

04024334

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME T Online

*CURRENT ADDRESS

PROCESSED
APR 15 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5725

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 4/14/04

Bringing the future to life.
The 2003 financial year.



T-Online

Group revenues[1] in millions of €


2,000
1,500
1,000
500
0
797.2
1,139.9
1,568.1
1,851.2
2000[2]
2001
2002
2003

EBITDA[1] in millions of €


400
300
200
100
0
-100
-200
-82.5
-189.3
115.4
344.3
2000[2]
2001
2002
2003

[1] Figures for 2000 and 2001 in accordance with German commercial law (HGB) and for 2002 and 2003 in accordance with IFRS.

[2] T-Online France and Ya.com were acquired in the first and fourth quarters of 2000, hence figures for 2000 are not fully comparable with later years.

Number of employees (end of year)


3,000
2,500
2,000
1,500
1,000
500
0
2,694
2,693
2,586
2000
2001
2002
2003

Pattern of share ownership
in %


Lagardère 5.69%
Free float 20.38%
Deutsche Telekom 73.93%

T-Online versus TecDAX 2003


220
200
180
160
140
120
100
80
60
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

T-Online

A winning investment.

- Net revenues increased by 18 percent to EUR 1.9 billion over the full year
- Group-wide customer base rose to over 13 million
- Broadband customer share now over 30 percent in Germany, over 27 percent in the Group
- Pre-tax earnings positive for the first time in the first quarter of 2003
- Net profit in the third and fourth quarters of 2003
- Gross margin and EBITDA increased quarter to quarter
- Spring 2003: Launch of German Bundesliga coverage on the Internet
- August 2003: Launch of music download platform Musicload
- November 2003: Launch of video on demand for PCs
- December 2003: Acquisition of Scout24 AG

Four Year Summary.

Millions of €	2000[1,2]	2001[2]	2002[3]	2003[3]
Net revenues				
Germany segment	745.9	1,045.8	1,445.7	1,683.0
Rest of Europe segment	52.1	95.6	124.2	170.6
Consolidation	(0.8)	(1.5)	(1.8)	(2.4)
Group	797.2	1,139.9	1,568.1	1,851.2
Gross margin	315.6	453.5	769.4	1,096.3
Gross margin (%)	39.6	39.8	49.1	59.2
EBITDA	(82.5)	(189.3)	115.4	344.3
EBITDA margin (%)	(10.3)	(16.6)	7.4	18.6
(Loss)/earnings before taxes	(405.5)	(821.2)	(449.8)	56.4
Group net loss	(389.7)	(796.8)	(489.7)	(37.7)
Loss per share (€)	(0.32)	(0.65)	(0.40)	(0.03)
Total assets	7,042.1[5]	6,109.0	5,893.5	5,946.3
Monetary assets	3,891.5[5]	3,589.8	3,664.3	4,051.9
Shareholders' equity	6,596.4[5]	5,814.0	5,517.7	5,480.0
Equity ratio (%)	93.7	95.2	93.6	92.2
Net cash provided by/used for operating activities	195.4	(195.3)[4]	213.1	455.7
Customers (thousands)				
Narrowband	7,940	9,273	9,447	9,561
Broadband	0	1,386	2,798	3,572
Group	7,940	10,659	12,245	13,133
Employees (average for the year)	1,873	2,702	2,512	2,618
Employees (at year end)	2,694	2,693	2,586	2,591

[1] T-Online France and Ya.com were acquired in the first and fourth quarters of 2000, hence figures for 2000 are not fully comparable with later years.

[2] Figures in accordance with German commercial law (HGB)

[3] Figures in accordance with IFRS

[4] Repayments of debts to Deutsche Telekom AG led to the negative cash flow used for operating activities in 2001.

[5] Cash inflows from T-Online's IPO on April 17, 2000

The Internet has changed the way we live for good. Fire off a letter to the other side of the world in seconds, or trade stocks sitting on your patio. These things might have astonished us just a few years ago—today we don't even bat an eyelid. T-Online has been there all the way. To stay successful down the line, we're working hard to harness the unlimited opportunities offered by technology—to develop solutions that enhance and enrich your daily life. That's why our motto is "Bringing the future to life."



Access: The access business is a key pillar of T-Online's business model. Broadband Internet has made yesterday's "Information Superhighway" today's reality. And now—thanks to WLAN technology—the Web has also gone wireless. Read more about Internet access business at T-Online, plus an interview with T-Online Chief Technology Officer, Andreas Kindt, starting on page 22.

Content & Services: High-caliber paid content and services have now become a fixture on the Web. T-Online has played a major role in making it happen. Innovative entertainment offerings, personal advice services, Web-based learning programs and valuable security packages are some of the good reasons users are willing to pay for content on the Web. For more about T-Online content & services and an interview with T-Online Chief Media Officer, Burkhard Graßmann, turn to page 30.





Business Services: Practical online services and content are attractive for business customers, too. T-Online Business offers a wide range of offerings for small and medium-size businesses—from starter kits to full-scale professional packages. Read more about T-Online business services, including an interview with Thomas Hille, T-Online Board of Management member for Marketing and Sales, starting on page 38.

Company. Magazine.



E-commerce: E-commerce is revolutionizing entire industries. Via the T-Online Shop, T-Online has also positioned itself in this segment, and successfully launched Musicload, a legal download platform for music files. Look at the e-commerce segment in more depth, and read an interview with Veronika Altmeyer, T-Online Board Member for Human Resources and Legal Affairs, from page 46.

Video on demand: Entertainment options are considered the market of the future for broadband Internet. T-Online staked a claim in this segment early on via its array of online video on demand products. To find out more about T-Online's innovative video on demand range and read an interview with Thomas Holtrop, Chairman of the Board of Management of T-Online, turn to page 52.





VERKAUFT

T-Online Family: Outside its home market of Germany, T-Online also has a presence in other European marketplaces via its own subsidiaries. In addition, there are other subsidiaries and associates serving Web-related business fields—such as recent acquisition Scout24 from the online classified advertising market. Take a closer look at T-Online Family and read an interview with T-Online Chief Financial Officer, Rainer Beaujean, starting on page 60.

Report.

To our shareholders.

To our Shareholders,

We find ourselves today in a period of fundamental upheaval—at the transition from the industrial society to the information and knowledge society.

The value of information and knowledge as drivers of social and economic progress is becoming more and more important. Accordingly, the question of how we transport knowledge and make it available is taking on added significance. Media are becoming central accelerators of change.

The Internet has assumed a key role. As a medium, it is perhaps the greatest success story of the last 20 years: Faster than television, radio or print, the Internet has developed worldwide into a mass medium, contributing to the spread of knowledge. At the same time, however, it has kick-started a lasting process of change in our business structures.

The reasons for this success story are clear. Only the Internet offers interaction, transaction and infotainment simultaneously. E-mail is a standard means of communication all over the world; e-commerce is firmly established; and increasingly, the other media are offering their content via the Internet.

With broadband, the Net now has the technical means to download and pay for films, music and games quickly and conveniently. The Internet is thus delivering on the promises from the early years which so far have foundered on technical problems.

"I live online with T-Online"—the slogan of our new advertising campaign—picks up on this trend. It describes how, to an increasing extent, entertainment, commerce and knowledge transfer are taking place online and how matter-of-fact the Internet has become in all aspects of our life. It is also becoming clearer that the role of the Internet in people's lives is increasing compared with the conventional media—TV, radio and print. Statistically, every user spends 49 minutes a day on the data highway. The Internet already accounts for ten percent of daily media usage. In 2006, according to general estimates, around one billion people worldwide will be online.

It is clear we are operating in a market with a big future.



Thomas Holtrop
Chairman of the Board of Management
T-Online International AG

T-Online 2003: Profitable growth in a stagnating economic environment.
T-Online performed successfully in this market in the past fiscal year. Given the overall economic situation in 2003, this success is particularly notable. The macroeconomic environment provided no help. In fact, the German economy shrank slightly in 2003.

Despite this, we held our course. On a Group basis, we reported our first-ever pretax profit in the first quarter. In the third, T-Online in its current form—including its international subsidiaries—generated a net profit. EBITDA and gross margin improved from quarter to quarter. For the full year, we achieved EBITDA of EUR 344.3 million on revenues of EUR 1,851 million. The number of our customers in the Group increased in 2003 from 12.24 million to 13.1 million.

The capital markets rewarded our efforts: Our stock closed 2003 at EUR 10.30, up more than 90 percent from year-end 2002.

T-Online's stock thus clearly outperformed the major German stock indices: The DAX recorded a gain of 27.7 percent for the full year, while the TecDAX, which includes T-Online, gained 41.5 percent.

Our performance last year is testimony to the success of our combined business model comprising Internet access on the one hand and content, services, e-commerce and online advertising on the other. We continue to see this combination of revenue streams as the right strategy for our company.

I would now like to outline to you the major milestones in 2003.

Millions living online with T-Online.
Our 13.1 million customers are central to everything we do. We again reported significant growth in our access business in fiscal 2003. Around 890,000 new customers opted for Internet access via T-Online, increasing total numbers in the Group by 7.3 percent.

A large part in this success was played by our rate plans, which include rates to suit every type of user profile—from private customers to small and medium-size businesses and from occasional to full-time Internet users.

Last year, we introduced an ultra-fast DSL rate for heavy Internet users in the form of the T-DSL 1500 flat rate. As part of our regular rate reviews, since February 2004 we have been offering this tariff at a much lower price, thereby focusing even greater attention on broadband.

Fascinating world of entertainment.
Another key focus of our work in the past fiscal year was to grow our content, services, e-commerce and online advertising businesses.

I believe that expanding our range of entertainment content is particularly important because digital entertainment is set to take off in the years ahead. The future looks good, for example, for videos and music on demand. Many media businesses have already recognized the potential of the Internet as an additional sales channel and are increasingly using Internet-based platforms to serve their consumers.

In order to draw maximum benefit from the growth expected in the coming years, we made a deliberate decision last year to position ourselves early on this still very young market with Musicload and Video on Demand.

We launched a wide range of downloadable music titles on the musicload.de platform to coincide with the IFA 2003 consumer electronics exhibition. At the end of 2003, more than 100,000 tracks were available on this platform. By the end of 2004, it is projected there will be around 300,000. User friendliness is of great importance: All the songs can be downloaded and paid for straightforwardly with a few mouse clicks.

In November 2003, we launched our new video on demand service. At the end of 2003, more than 70 top movies were available for hire over the Internet from our virtual video store. Here too, the lineup will be significantly larger by the end of 2004.

In addition, we began a new soccer highlights service on our Internet portal in the spring, offering match reports from the German Bundesliga approximately an hour after the final whistle—the first time such a service has been available.

We also redesigned our homepage at www.t-online.de in the summer. The portal now supports our combined business model even better. All areas are clearly assigned to one of three columns—Themes, Service and Shopping—in which our customers can find the best offers on T-Online's Internet pages of. One of the aims is to hold users on the T-Online Web site for longer than before and thereby maintain our good position in the marketplace.

Strategic acquisitions and new partnerships.
In addition to organic growth, we made a number of acquisitions last year to strengthen the company. This allows us to build market presence quickly in individual business areas.

With effect from the beginning of the year, we acquired the remaining shares in the online advertising marketer Interactive Media in spring 2003. The company has moved its head office to Darmstadt. As well as our Group's Internet offerings, it also markets the Web services of external customers. As a result of the full takeover, T-Online now has exclusive access to one of Germany's leading marketing organizations. This will help us position T-Online as a top advertising medium in the online advertising market.

In December, we purchased 100 percent of Scout24 AG. The acquisition was approved by the competition authorities on February 5, 2004 and marks our entry into the lucrative online classified ads market. With its successful business model and a network of online marketplaces under a well-known brand umbrella, Scout24 is an ideal strategic fit. We have already cooperated successfully with the company over many years. The well-established Scout24 name gives us another strong brand in our portal business.

We also entered into new collaborations with established and leading providers in 2003 to enable us to offer our customers further attractive services. For example, T-Online is now cooperating with the world's leading search engine Google.

The T-Online brand—guaranteeing success.
The speed at which the Internet has become established in our society is a never-ending source of fascination. In recent years, numerous new brands have appeared, only to disappear again shortly afterwards.

Launched at the 1995 IFA international consumer electronics exhibition in Berlin, the T-Online brand is now in its ninth year. Enjoying a very high recognition level, it is synonymous with secure and reliable Internet access.

We broadened the brand's positioning in 2003, adding our capabilities in the content, services and e-commerce areas in line with our product portfolio. As part of our new advertising campaign, we emphasized the emotional appeal of the T-Online brand in promoting our attractive non-access products such as Fotoservice and Video on Demand.

2004—realism is the key.
The Internet industry is a dynamic growth market offering numerous options to further grow our business. The Board of Management of T-Online takes an open-minded approach to the diverse market opportunities available in our young industry. As prudent business people, we will continue to examine all investments with due care in the interests of our employees and our shareholders. I would therefore like to thank you expressly at this point for your trust—as well as for your motivating and sometimes critical feedback.

As in previous years, we will not be making any unrealistic promises for 2004. What we can and will pledge is that we will do everything in our power to hold our course and generate sustainable growth for the benefit of all concerned. Our highly motivated employees are at the very core of this commitment, and the entire Board thanks them for their efforts in fiscal 2003.

A major focus of attention in 2004 will be broadband Internet. As one of the key drivers of change, it is changing the way we use media. Music, videos, texts—broadband users can combine all these services to gain broader access than ever before to individual topics. Jazz lovers, for example, can download their favorite Miles Davis tracks from musicload.de while reading a biography of the artist at www.milesdavis.com. There they will find videos and perhaps a link to a major TV documentary which they can view on screen two mouse clicks later. This new kind of media usage is only possible with broadband access.

One of our goals for this year is therefore to make it easier for all Internet users who still have a narrowband connection to switch to broadband. We have already restructured our rate plans to this end.

Broadband rings in a new Internet era, but I can assure you that T-Online will remain a driving force and committed service provider on the data highway.

These goals are ambitious but we are well placed to achieve them. On behalf of all members of the Board, I cordially invite our shareholders to remain loyal to us and join us in shaping the future of the Internet.

Yours,



Thomas Holtrop

The Board of Management.



On the photograph from left to right:

Burkhard Graßmann ++ born in 1966 ++ served in sales roles at Hamburg-Mannheimer Sachversicherungs-AG insurance company, Expo 2000 Hannover GmbH and Deutsche Telekom AG ++ Chief Media Officer at T-Online since October 2000.

Andreas Kindt ++ born in 1964 ++ served at Nixdorf Computer AG, Detecon GmbH ++ headed up the performance center at T-Nova ++ Chief Technology Officer at T-Online since January 1, 2002.

Thomas Holtrop ++ born in 1954 ++ served as Vice President International Business Partners at American Express and member of the Board of Management of Deutsche Bank 24 AG ++ Chairman of the Board of Management of T-Online since January 1, 2001; also a member of the Board of Management of Deutsche Telekom AG since December 1, 2002.

Veronika Altmeyer ++ born in 1952 ++ served at Deutsche Bundespost, the Federal Ministry of Posts and Telecommunications as well as the Central Executive Committee of the post and telecommunications labor union Deutsche Postgewerkschaft ++ Director of Personnel at T-Nova ++ Member of the Board in charge of T-Online's Human Resources and Legal divisions since December 1, 2000.

Rainer Beaujean ++ born in 1968 ++ served in a variety of roles at Deutsche Telekom AG's Finance and Controlling, including as head of controlling for all of Deutsche Telekom's foreign affiliates ++ Chief Financial Officer at T-Online since October 1, 2000.

Thomas Hille ++ born in 1954 ++ served as Marketing Director for Europe at Grundig AG and CMO at Leica Camera AG ++ head of Public Telecommunications at Deutsche Telekom AG ++ Board Member for Marketing and Sales at T-Online since March 15, 2003.

The Supervisory Board.

Shareholder representatives.

Kai-Uwe Ricke
(Since February 25, 2001; Deputy Chairman of the Supervisory Board, December 5, 2001 – September 10, 2002; Chairman of the Supervisory Board since September 11, 2002)
Chairman of the Board of Management of Deutsche Telekom AG, Bonn

Josef Brauner
(February 25, 2000 – May 21, 2003)
Member of the Board of Management of Deutsche Telekom AG responsible for T-Com

Dr. Karl-Gerhard Eick
(Since February 25, 2000)
Member of the Board of Management of Deutsche Telekom AG responsible for Finance and Controlling

Dr. Heinz Klinkhammer
(Since February 7, 2003)
Member of the Board of Management of Deutsche Telekom AG responsible for Human Resources

Dieter Cazzonelli
(Since December 10, 2003)
Head of the Tax Dept., Deutsche Telekom AG, Bonn

Martin Blessing
(May 29, 2002 – November 21, 2003)
Member of the Board of Management of Commerzbank AG, Frankfurt

Arnaud Lagardère
(June 13, 2000 – May 21, 2003)
Co-Chief Executive Officer of Lagardère

Dr. Eberhardt Rolle
(Since June 13, 2000)
Ministerial Director, German Federal Ministry of Finance, Berlin

Fabrice Sergent
(Since May 21, 2003)
Directeur Général Lagardère Active Broadband

Employee representatives.

Viola Jackson
(Since September 13, 2000)
Chairwoman of the Works Council, T-Online International AG, Darmstadt

Reinhard Hoch
(Since March 20, 2000)
Mid-Franconia district of the united services sector trade union "ver.di"

Karl-Heinz Häuser
(Since March 20, 2000; Deputy Chairman of the Supervisory Board since September 11, 2002)
Director of the Hesse state section of the united services sector trade union "ver.di"

Monika Kusz
(Since March 8, 2002)
Chairwoman of the Works Council of the Oldenburg Service and Technical Center, T-Online International AG

Stefanie Waehlert
(Since May 21, 2003)
Executive employee, T-Online International AG, Darmstadt

Udo Wilfert
(Since May 21, 2003)
Central Works Council Chairman at T-Online International AG, Darmstadt

Report of the Supervisory Board.

In the 2003 financial year, T-Online attained the goals set in 2002 and further consolidated its outstanding market position as one of Europe's leading Internet service providers.

Supervisory Board activities in the 2003 financial year.

In accordance with legal requirements, the Board of Management provided the Supervisory Board with regular written and verbal reports on the Company's plans, the progress of business and significant commercial transactions affecting the Company as well as its material subsidiaries and holdings. Decisions of fundamental importance were submitted to the Supervisory Board for approval. The issues involved were discussed in great detail with the Board of Management at seven regular Supervisory Board meetings. Above and beyond the Management Board reports, the Chairman of the Supervisory Board maintained a constant dialog with the Board of Management, and particularly its Chairman, in which he was informed about the course of business as well as significant events.

Notable issues discussed by the Supervisory Board included:

- Increase in broadband customer numbers/broadband initiative
- Expansion of the Company's product portfolio (e.g. in the e-commerce segment)
- Entry into the "lean back" world of experience (iTV)
- Key aspects of human resources policy and the impact on employees of developments within the Company
- Implementation of the German Corporate Governance Code
- Acquisition of Scout24 AG
- Restructuring and disposal of subsidiaries, associates and other businesses

Organization of the Supervisory Board's work.

With the aim of increasing the efficiency of its work, and taking the specific requirements of T-Online International AG into account, the Supervisory Board constituted the following committees, all of which have joint representation:

The Presiding Committee is responsible for preparing for the meetings and material decisions of the Supervisory Board as well as for the composition of the Board of Management. Its members are Dr. Heinz Klinkhammer, Mr. Karl-Heinz Häuser, Mr. Udo Wilfert and Mr. Kai-Uwe Ricke (Chairman).

The Finance and Audit Committee deals with questions relating to accounting and risk management, the required independence of the auditors, the awarding of the audit assignment, the determination of the main points of the audit and the



Kai-Uwe Ricke
Chairman of the Supervisory Board

agreed fee to be paid. Its members are Dr. Karl-Gerhard Eick (Chairman), Dr. Eberhard Rolle, Ms. Monika Kusz and Ms. Viola Jackson.

The Mediation Committee, which must be constituted in accordance with Sec. 27 (3), performs the duties that are incumbent upon it under the law. Its members are Dr. Heinz Klinkhammer, Mr. Karl-Heinz Häuser, Mr. Udo Wilfert and Mr. Kai-Uwe Ricke (Chairman).

The Supervisory Board was informed regularly by the committee chairmen about the content and results of the respective committees' meetings.

Meetings and participation.
The meetings of the Supervisory Board were regularly prepared by the Presiding Committee (in five meetings) and the Finance and Audit Committee (in four meetings). Mr. Josef Brauner and Mr. Arnaud Lagardère attended fewer than half of the Supervisory Board meetings.

Conflicts of interest.
The Supervisory Board did not become aware of any conflicts of interest affecting any member of the Supervisory Board in the 2003 financial year.

Corporate governance.
The Supervisory Board and Board of Management always act in the awareness that good corporate governance in the interests of our shareholders and the capital markets is a key factor contributing to our corporate success. The Board of Management and Supervisory Board issued the required Declaration of Compliance with the amended version of the Corporate Governance Code in December 2003. The Company's corporate governance will also be described in greater detail in a special section of this annual report.

Composition of the Board of Management.
In the year under review, the Board of Management was augmented with the appointment of Mr. Thomas Hille as of March 15, 2003. Mr. Hille's responsibilities include marketing communications and Customer Relationship Management within the scope of the combined business model, as well as the retailing partners and the Business to business segment on the sales side. Ms. Veronika Altmeyer was appointed Labor Relations Director.

Composition of the Supervisory Board.
As T-Online International AG regularly employs more than 2,000 employees in Germany, it has become necessary to establish parity of representation on the Company's Supervisory Board. The latter now comprises six shareholder representatives and six employee representatives.

At the Ordinary Shareholders' Meeting, Mr. Fabrice Sergent was elected as a new shareholder representative on the Board. In addition, the shareholders elected the existing members, Mr. Kai-Uwe Ricke, Dr. Karl-Gerhard Eick, Dr. Heinz

Klinkhammer, Mr. Martin Blessing and Dr. Eberhardt Rolle to the new Supervisory Board.

The shareholder representatives Mr. Josef Brauner and Mr. Arnaud Lagardère resigned from the Supervisory Board as of the 2003 Shareholders' Meeting. We would like to thank both board members for their committed contributions.

The employee representatives were appointed by the court, effective from the end of the Ordinary Shareholders' Meeting. Ms. Stefanie Waehlert and Mr. Udo Wilfert have joined the Board as new employee representatives. The other employee representatives on the Supervisory Board are Mr. Karl-Heinz Häuser, Ms. Viola Jackson, Mr. Reinhard Hoch and Ms. Monika Kusz.

At its constituent meeting, the Supervisory Board elected the Board Chairman and his deputy, the members of the committees and the Labor Relations Director.

The new Supervisory Board is chaired by Mr. Kai-Uwe Ricke, who also presided over the previous Board. His deputy is Mr. Karl-Heinz Häuser.

Mr. Martin Blessing resigned on November 21, 2003. We would like to thank Mr. Blessing for his dedication to the work of the Supervisory Board.

Mr. Dieter Cazzonelli was appointed as his successor by Darmstadt Local Court effective December 10, 2003. This appointment will be submitted to the Ordinary Shareholders' Meeting for approval in 2004.

Audit of annual and consolidated financial statements 2003.

The Supervisory Board has been appropriately informed about the annual financial statements, the consolidated financial statements with discharging effect pursuant to Sec. 292a HGB and the Company and Group Management Report which were prepared and submitted by the Board of Management within the required time period, about the related audit opinions prepared by the auditors, as well as about the Company's risk situation.

Appointed auditor PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, audited the annual financial statements and consolidated financial statements of T-Online International AG for the year ended December 31, 2003, and the Company and Group Management Report for the financial year 2003, including the accounting records, as provided for by law. The auditor issued an unqualified auditors' opinion in this respect. The auditor also delivered a report in person to the Supervisory Board meeting on March 1, 2004 and to the preparatory meeting of the Finance and Audit Committee responsible.

At the same meeting, the Supervisory Board acknowledged the audit opinion and raised no objections. In accordance with Sec. 171 of the German Stock Corporation Act (Aktiengesetz–AktG), the Supervisory Board examined the annual financial statements, consolidated financial statements and the Company and Group Management Report of T-Online International AG. It then approved the annual financial statements and consolidated financial statements, which were thereby adopted.

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft also audited the report compiled by the Board of Management disclosing relations with affiliated companies, the so-called "Dependent Company Report" required by Sec. 312 AktG. The auditors reported their findings and issued the following auditors' opinion:

"Based on the results of our statutory audit and assessment, we hereby confirm that

1. The factual information contained in the report is correct
2. The compensation rendered by the Company in respect of the transactions listed in the report was not unduly high
3. With regard to the measures listed in the report, there are no circumstances which would justify any assessment differing substantially from that made by the Board of Management."

The Supervisory Board has examined the Board of Management's report disclosing relations with affiliated companies. It concurs with the Board of Management's final statement contained in the report and with the results of the audit conducted by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

The Supervisory Board would like to thank all members of staff and the members of the Board of Management for their dutiful commitment to the good of the Company, its customers and its shareholders.

Darmstadt, March 1, 2004
On behalf of the Supervisory Board

Kai-Uwe Ricke
Chairman

Corporate governance.

T-Online International AG accords high priority to responsible corporate management geared to long-term, sustained value appreciation. Effective corporate governance requires trust-based and efficient cooperation between the Board of Management and the Supervisory Board, the safeguarding of shareholders' interests and transparency in corporate communications.

Pursuant to Item 3.10 of the German Corporate Governance Code (referred to below as "the Code"), the Company hereby issues the following report on its corporate governance:

Before the code came into force, T-Online International AG had already largely complied with the requirements of the German Corporate Governance Code issued in the 2002 financial year and amended in the 2003 financial year. The Board of Management and the Supervisory Board have given their close attention to the Code's content. They resolved that the Company will deviate from the Code's recommendations only on one point and will implement two recommendations in the 2004 financial year.

On December 22, 2003, the Board of Management and Supervisory Board made the following Declaration of Compliance with the Corporate Governance Code:

I. The Board of Management and Supervisory Board of T-Online International AG hereby declare that, in the period since publication of the last compliance declaration by T-Online International AG on the Internet and in its 2002 Annual Report, T-Online International AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code with the following exceptions:

Members of the Supervisory Board have not received performance-related compensation, nor was membership in committees acknowledged (Para. 5.4.5). T-Online publishes a list of third-party companies in which it has a shareholding, detailing the name and headquarters of the companies and the amount of the shareholding (Para. 7.1.4).

II. The German Corporate Governance Code was amended on May 21, 2003 and published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 4, 2003.

The German Corporate Governance Code as amended recommends that the Supervisory Board should agree a limitation on variable compensation components for the Board of Management with long-term incentives containing risk elements for extraordinary, unforeseen developments. Furthermore, stock option plans and comparable instruments should be related to demanding, relevant comparison parameters. Changing such performance targets or the comparison parameters retroactively is to be excluded (Para. 4.2.3). *T-Online International AG will implement this recommendation as soon as possible.*

The Board of Management and Supervisory Board of T-Online International AG hereby declare further that Deutsche Telekom AG has complied with the recommendations of the German Corporate Governance Code announced by the Federal Ministry of Justice on July 4, 2003 in the official section of the electronic Federal Gazette (Bundesanzeiger), with the following exceptions:

Members of the Supervisory Board have not received performance-related compensation, nor was membership in committees acknowledged (Para. 5.4.5). Provisions concerning performance-related compensation and membership in committees are to be included in the articles of incorporation as soon as possible.

T-Online publishes a list of third-party companies in which it has a shareholding, detailing the name and headquarters of the companies and the amount of the shareholding (Para. 7.1.4).

The Declaration of Compliance can also be viewed on the Web site of T-Online International AG via the path English/Investor Relations/Corporate Governance/Declaration of Compliance.

Shareholders and the Ordinary Shareholders' Meeting.
Shareholders in T-Online International AG are regularly informed of key upcoming dates in the Finance Calendar that can be accessed on the Company's Web site. Shareholders may exercise their voting rights at the Ordinary Shareholders' Meeting either directly or by an authorized representative—or an appointee of the Company bound by the shareholder's instructions—acting as a proxy on their behalf. Instructions on how shareholders wish their votes to be cast may be issued via electronic media in advance of the next Ordinary Shareholders' Meeting on May 19, 2004.

Interplay and cooperation between the Board of Management and the Supervisory Board.
The Board of Management and Supervisory Board of T-Online International AG cooperate closely for the benefit of the Company and maintain regular contact in order to coordinate its strategic orientation. The Board of Management supplies the Supervisory Board with regular, extensive, up-to-date information on all issues of relevance to the Company in the fields of planning and budgeting, business performance, the risk position and risk management. The Board of Management provided extensive information on the reasons for any deviation of business performance from the plans, budgets and objectives previously presented. Reports by the Board of Management are submitted regularly in writing.

The rules of procedure for the Supervisory Board and the Board of Management stipulate that certain significant business transactions are conditional on obtaining the Supervisory Board's consent. T-Online International AG has taken out "Directors and Officers" insurance coverage, incorporating an appropriate deductible for which members of the Board of Management and Supervisory Board are personally liable.

Preventing conflicts of interest.
Members of T-Online International AG's Board of Management disclose any conflicts of interest to the Supervisory Board without delay, and similarly inform all of their colleagues on the Board of Management. No such conflicts of interest arose for the members of the Board of Management in the year under review.

No substantial business transactions may be entered into between the Company and members of the Board of Management, members of their families or businesses with which they are personally connected without the consent of the Supervisory Board. Any secondary occupational activities carried out by members of the Board of Management, particularly the assumption of seats on any supervisory, administrative or advisory boards, require the consent of the Supervisory Board.

Members of the Supervisory Board must declare to the Board any conflicts of interest, especially any that might arise from acting in an advisory capacity to or being a member of a governing body of a business associate of T-Online. No such conflicts of interest arose for the members of the Supervisory Board in the year under review.

Compensation of the Board of Management and the Supervisory Board.
The compensation paid to the members of the Board of Management is a balanced mix of both fixed and variable, performance-related components. The performance-related components are determined on the basis of the objectives agreed between the Supervisory Board's Presiding Committee and the members of the Board of Management together with the Presiding Committee's determination after the close of the financial year as to whether the Board members have attained those objectives. In addition, the Presiding Committee

may resolve to issue stock options to the members of the Board of Management under the 2001 stock option plan. This provision was not availed of in the 2003 financial year. The 2001 stock option plan does not currently conform to the requirements of the Corporate Governance Code. The Company will implement the appropriate recommendation by the Corporate Governance Code in the 2004 financial year. The Presiding Committee examines the compensation system for the Board of Management on a regular basis. The Chairman of the Supervisory Board will inform the Ordinary Shareholders' Meeting about the basic features of the remuneration system and any changes to that system.

The compensation of individual Board of Management members, subdivided into fixed, performance-related and long-term incentive components (AOP, SAR), is specified in Notes 26 and 39 to the consolidated financial statements.

According to Art. 16 of the Articles of Incorporation, the members of the Supervisory Board receive annual remuneration of EUR 10,000 over and above the reimbursement of their expenses. The Chairman of the Supervisory Board receives EUR 20,000 and the Deputy Chairman EUR 15,000. Those members of the Supervisory Board of T-Online International AG who belong to the Deutsche Telekom AG Group have waived their entitlement to any separate remuneration.

As reported in T-Online International AG's Declaration of Compliance pursuant to Sec. 161 AktG, reproduced above, members of the Supervisory Board do not receive any performance-related remuneration. It is planned to include regulations on performance-related remuneration and committee membership in the Articles of Incorporation as soon as possible.

Composition of the Supervisory Board.

In accordance with Sec. 96 of the Stock Corporations Act (Aktiengesetz-AktG), in combination with Sec. 7 (1) of the Codetermination Act (Mitbestimmungsgesetz) and in conjunction with Sec. 9 (1) of the Company's Articles of Incorporation, the Supervisory Board is made up of a total of twelve members, six representing shareholders and six representing employees. The shareholders' representatives on the Supervisory Board are elected by the Ordinary Shareholders' Meeting, while employee representatives are nominated in accordance with the provisions of the Codetermination Act. The Supervisory Board monitors and advises the Board of Management in its conduct of the Company's business affairs. At regular intervals, the Supervisory Board discusses the progress of business, future planning, as well as strategy and its implementation.

The activities of the Supervisory Board.

The Supervisory Board has formed a Presiding Committee, a Finance and Audit Committee and a Mediation Committee from its members. The Presiding Committee, which includes two representatives of the shareholders, one of whom is the Chairman of the Supervisory Board, and two employee representatives, presents proposals on the appointment or dismissal of Board of Management members and on the conclusion of contractual agreements with Supervisory Board members under the terms of Sec. 114 AktG to the Supervisory Board. The Presiding Committee is also responsible for decisions on the conclusion, alteration or termination of contracts with members of the Board of Management, and on whether consent should be granted to any secondary activities they might wish to take up.

The Finance and Audit Committee also comprises four members and is likewise constituted on a basis of parity. It devotes its attention primarily to the financial and business processes which it is requested by the Supervisory Board to examine and discuss. The Committee is responsible for commissioning the firm of auditors elected by the Ordinary Shareholders' Meeting, also determining particular points of emphasis for the audit and the fee to be paid. The Committee also monitors the independence of the auditors.

The Mediation Committee is obliged to perform the duties stipulated in Sec. 31 (3), sentence 1, Codetermination Act. Pursuant to Sec. 27 (3) Codetermination Act, it comprises the Supervisory Board Chairman, his/her deputy as well as one shareholder and one employee representative respectively.

During the last financial year, the Supervisory Board set an age limit. Members may not be more than 67 years old at the time of their appointment.

The efficiency of the Supervisory Board's activities was examined in a self-evaluation process at the end of the financial year.

Transparency.

The maintenance of open, up-to-date communications with shareholders and all other capital market participants, keeping the underlying value of T-Online's stock transparent, is a fundamental principle of T-Online International AG. In these regular, open and up-to-date communications, we inform shareholders and all capital market participants about the Company's situation and any major changes occurring in its business affairs. We adhere to the principle that all of T-Online's key target groups must be informed comprehensively, promptly and on equal terms.

The reports on T-Online's business situation and results are issued at regular intervals in our quarterly reports, the annual report, as well as semi-annual analysts' conferences, conference calls, press conferences and press releases, together with any ad hoc disclosures that may be necessary if a situation has arisen that substantially influences T-Online's share price. All of these information sources are also posted to the Company's Web site, and ad hoc disclosures are posted simultaneously on the Web. Dates of upcoming regular reports are announced in the Financial Calendar at www.t-online.net/ Investor Relations/Dates.

Information on T-Online's implementation of the recommendations and suggestions contained in the German Corporate Governance Code is also provided at www.t-online.net/ Investor Relations/Corporate Governance.

Sec. 15 a of the German Securities Trading Act (Wertpapierhandelsgesetz–WphG) stipulates that members of T-Online's Board of Management and Supervisory Board must declare any transactions to buy or sell T-Online shares.

To supplement the requirements of Sec. 15 a, WphG, T-Online International AG has laid down its own insider trading rules to govern trading in the Group's securities by members of the governing bodies or employees, which ensure the necessary level of transparency.

Risk management.
Good corporate governance also entails a responsible corporate approach to risk issues. The principles, guidelines and processes by which the Company operates and the assignment of responsibilities within it have been defined and established in a manner that ensures the proper, timely disclosure in the financial statements of all business transactions, as well as facilitating the early identification of risks, and continually providing reliable information on the Company's risk situation. Details of the risk management system are stated in the Management Report.

Financial reporting/Auditing.
Commencing 2003, under the terms of admission to Frankfurt Stock Exchange's Prime Standard (Exchange Rules, Section 62), the T-Online consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). T-Online is consequently exempted from preparing financial statements in accordance with the German Commercial Code (HGB).

The consolidated financial statements are made publicly available within 90 days and the quarterly Group reports within 45 days of the reporting date.

Further details on significant accounting regulations are provided in the combined Group Management Report and the notes to the T-Online consolidated financial statements.

It has been agreed with the appointed firm of auditors, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, of Frankfurt am Main, that the auditors will report without delay on any issues identified or events occurring in the course of the audit that have a substantial bearing in respect of the Supervisory Board's duties. It has further been agreed that the auditors will notify the Supervisory Board and/or add a comment to their independent auditors' report if any facts are established during the audit which render incorrect the Declaration of Compliance pursuant to Sec. 161 AktG made by the Board of Management and Supervisory Board.

Our vision and strategy.

"The Best Online Experience"

We have a clear vision of what we want—to offer our customers the best online experience.

That includes providing fast, high-quality Internet access–via various bandwidths, various types of connection and various kinds of terminal equipment. We offer all forms of Internet communications–from conventional e-mail to instant messaging. We deliver the content that our customers want–from information to entertainment, in audio, visual or written form. We create online shopping experiences in which our customers feel at home. We help them find their way in an online world that continues to grow in size and complexity. We provide a comprehensive product in terms of both breadth and quality.

It's a bit like a well-run hotel. A successful hotel offers more than just a bed–or in our case Internet access–it also provides a range of services tailored to customer needs, such as room service, restaurants and shopping facilities. This is the added value that makes the whole more than the sum of its parts.

But that's not all. Our products and services are the gateway to a useful and exciting Internet world, one that customers should be able to experience intuitively, freely and individually. They need an entry point to the Internet that offers them a familiar, high-caliber frame of reference. T-Online aims to be that entry point. Dovetailed perfectly with our customers' needs, our services make using the Internet a true online experience and enable us to reach our customers increasingly on an emotional level.

Our strategy and the way we implement it are geared toward realizing this vision of the best possible online experience. For shareholders, customer focus pays off in terms of clear commercial criteria: T-Online will continue to enhance its attractive growth and return profiles, and consolidate its position as one of the leading Internet companies.

Market and competition.

The Internet growth market.

T-Online operates in an extremely dynamic, high-potential market environment: The Internet is and will remain a growth market almost without equal. Independent market research institutes, such as Jupiter Research, forecast steady growth for the Internet in all market segments. The number of households with Internet access is expected to grow, albeit slightly more slowly than previously, but still at a significant rate up to 2006 and beyond[1]. Most of this expansion will come from the premium broadband segment. Growth in e-commerce and online advertising is also expected to continue tracing an upward growth curve. And against this backdrop, there is a growing willingness on the part of the Internet community to pay for premium content and services.

The digitization of the media and the resultant convergence of traditional formats, contents and sales channels is already opening up new market opportunities for Internet companies and will gain added importance in the future. The Internet is set to bolster its position as the fourth mass medium alongside TV, radio and print.

Positive prospects for T-Online.

The unbroken growth in user acceptance of the Internet stands in sharp contrast to the ups and downs on the provider side, where only a few years lay between boom and bust—in part with dramatic effect. Many of the business models were simply too immature, the expectations of customer demand too high.

Despite the difficult market environment, T-Online has continued to make outstanding progress. Today, it is one of the leading Internet companies and has systematically achieved its goal of profitable growth.

A key ingredient in developing future market potential will be broadband Internet, which is up to 23 times faster than conventional ISDN. T-Online is strongly positioned in this segment. The number of premium broadband customers is being further boosted in the wake of the Broadband Initiative. Broadband Internet together with the trend towards digitization and media convergence is opening up new market potential which we as innovation drivers are helping to shape from an early stage—for example, with T-Online Vision on TV or Musicload.

The consolidation process in our industry will continue. Only companies such as T-Online with solid, customer-focused business models and a clear strategy will be able to stay the course and strengthen their position.

[1] Source: Jupiter, February 2003

The strategy in a nutshell.

Interactive customer relationships and combined business model spell competitive advantages

The basis of our strategy is the combined business model—an intelligent combination of access and non-access (portal) business. Both areas are closely interlinked. Our access products ensure that customers use our portals; at the same time, we are working to ensure that customers want to experience the Internet with us precisely because our non-access offerings are so attractive. The two areas are therefore becoming increasingly difficult to separate.

We aim to exploit these synergies and interaction effects commercially. Our strategic goal is to expand and intensify our customer relationships. For T-Online, Internet access is the basis for interactive customer relationships. We intend to strengthen these through attractive portal products and so offer our customers additional services.

Strategic assets set the stage for success.

A strategy draws on existing capabilities and resources—in short, a company's assets. T-Online has a whole range of these competencies for achieving sustained success in the Internet business.

Strategic asset: Access customers.

T-Online currently has around 13.1 million customers in the access business. Most of these customers also use the products on our portal—this large customer base allows us to offer our services efficiently. High user numbers also make the T-Online portal attractive to advertising and cooperation partners who offer e-commerce and paid-content products via us.

Strategic asset: IT experience.

T-Online is able to implement technological innovations quickly and professionally, based on strong IT capabilities built up over many years. This is reflected in our ability to successfully manage large numbers of both customers and products. For example, in the past five years the volume of data at T-Online has increased by a factor of 1,000. It's as if there were suddenly 1,000 times more cars on the roads and yet the traffic still flows smoothly.

Strategic asset: Billing platform.

Many of the services our customers buy from us—from Internet access to paid downloads—are billed conveniently via their Deutsche Telekom phone bill. In addition, T-Online offers its own proprietary billing system which is also suitable for micropayments and facilitates the marketing of further paid content.

We have built up our strategic assets over many years. The Internet is a growth market which requires that we continue to maintain these assets, deploy them creatively and efficiently, and augment them with additional strengths such as Internet media capabilities.

Internet media capabilities.

In the Internet medium, information, communications and digital transactions are increasingly becoming complementary modules of an overall system. One example: A review of a music CD on the Internet is basically no different from a similar piece of information in the traditional media. What is fascinating about the Internet is that it allows people to discuss the music with other users in a forum and then buy it via digital download any time and virtually anywhere.

The starting point is to understand what customers want and need. This is where we come in with our ability to identify how content that meets customer needs can be integrated and marketed in the appropriate formats and in a commercially successful way. It's a question therefore of developing services that customers want and having an understanding of target groups, output devices such as PCs and cellular phones, and brand design. T-Online is thus positioning itself as a digital distribution platform, equally attractive to both customers and cooperation partners.

The T-Online business model.

The four central revenue streams.

Under the combined business model, T-Online works with four central partners: customers, advertising partners, e-commerce partners and content partners. T-Online has two-way relationships with each of them.



Advertising partners
Content partners
T · · Online ·
Customers
E-commerce partners

Customers.

T-Online at present generates the bulk of its revenue from Internet access charges. To strengthen the combined business model and exploit the associated competitive advantages, additional revenue sources are being created in the non-access business. Direct sales to customers via "pay per use" (e.g. for content) and "pay per subscription" (e.g. for services) are increasing. More and more, we ourselves are acting as vendors of both digital products (e.g. Musicload) and physical goods, via the T-Online Shop. In addition, T-Online generates revenues from products tailored specifically to business customers (e.g. Business Homepage).

Advertising partners.

At the same time, T-Online has a large number of advertising customers who appreciate the portal as a selective advertising medium due to its high popularity and customer quality. Billing is based, for instance, on cost per thousand impressions (CPM).

E-commerce partners.

Another source of revenue for T-Online is e-commerce, which T-Online carries out together with partners via its shopping portal. E-commerce providers are given the opportunity to present their products to T-Online portal customers in a targeted manner. In addition to this straight placement business, for which T-Online receives a fee, we are also increasingly charging commissions on providers' sales.

Content partners.

The fourth transaction partner in the T-Online business model is the content provider. The relationships between T-Online and content providers vary from purchaser-supplier relationships to alliances to joint ventures. Here, predominant use is made of what is known as the revenue sharing model in which revenue is distributed among the partners. As well as purchasing content, T-Online offers hosting services for content providers, handles digital rights management and allows billing in T-Online's name, so content partners can be not just suppliers but also corporate clients of T-Online.

24h

Magazine.

A day in the life—with T-Online.

The Internet has become a firm fixture in our lives—24 hours a day, seven days a week, 365 days a year. We use it to map out our next vacation or buy a new wardrobe. To talk to friends in Thailand or add new music and movies to our libraries. To take care of our banking or plan a first date. T-Online is the smart path to the Web. Because T-Online makes life not only easier but also richer. Read all about it here—in our magazine.







08.25

WLAN.

All clear for system go.

"I like mornings best, when Julia and John are at school and I have Mom and Dad all to myself. After breakfast, Dad always checks with T-Online to see if we made any more money during the night that Mom can spend. One day, when I'm big, I think I'd rather be Mom than Dad. Because Mom lets me ride my new bicycle around in the house. When Dad saw, he got grumpy with Mom at first. But then Mom said, it's OK with WLAN—there aren't any more cables lying around on the floor for me to trip over. I think Grandma really needs to get WLAN, too. Then she would finally let Grandpa chase me around the house."

	Date
10 am	10 am – 2 pm shopping with Maria, followed by Latte Macchiato at Manzini's

Access.

Not so long ago,

leading information specialists and computer gurus dreamt of a future in which all manner of information and knowledge—data, images, videos, music and applications—could be accessed in every office, in every home at the click of a button. A world in which online content could be disseminated quickly, easily and cheaply. Where you could surf the Web at broadband speed. Where the Internet would be fast, reliable, omnipresent. This dream is now a reality—with T-Online helping to make it happen day by day.

Yesterday's Internet.

One of the early visionaries was Nicholas Negroponte, head of the renowned Media Lab at the Massachusetts Institute of Technology. He and MIT were forerunners of a much derided vision that went by the strange moniker of "Information Superhighway." The idea was for a virtual road map to interconnect every town, every building, every apartment, every room in the world. The online world would be open any time, any place, 24/7.

Business partners from various continents would meet at virtual videoconferences, students and schoolchildren would widen their horizons using multimedia resources—replete with evocative videos, graphics, photos and games—rather than dry textbooks. And if there was nothing on TV, or you didn't want to venture outside to catch a movie on a cold winter's evening? No problem: The home computer could double as entertainment center, accessing films from a digital library for no more than the price of a regular ticket in mere minutes. The motto of the Internet pioneers was "anything is possible." But was anything possible? Multimedia, too? Any time, any place, around the clock?

Footers at the end of each chapter.



With wireless WLAN technology, Internet access is available even on the go—at your local café, for instance.

The reality did in fact look different. It was plodding, unsteady and, above all, a time thief. Because the most important element was missing: an affordable, easy-to-use broadband connection for accessing large volumes of data quickly. No wonder the World Wide Web was frequently cursed as the "World Wide Wait" in the early days. Seven or eight years ago, anyone who dared to try and download even the shortest video clip from the Net using an analog modem—at the time capable of a quaint 14,400 bits per second—rightfully earned the honorific "Internet pioneer."

T-Online today means fast access.

Thank goodness the wait is finally over. Deutsche Telekom started offering DSL technology in Germany in 1999 via a digital subscriber line which transfers data up to 12 times faster than narrowband ISDN.

Fast, broadband Internet access is a key growth market for T-Online and the Web industry as a whole. By 2003, one in four T-Online customers were already using broadband technology to get online. With almost 3.6 million T-DSL subscribers in various rate brackets, T-Online succeeded in increasing DSL user ranks by 27.7 percent over the previous year. The average number of minutes spent online by T-Online customers rose from 2,523 to 3,082 minutes per subscriber and month due to the growing share of broadband.

The 2003 Deutschland Online study forecasts a tripling of broadband connections for Germany by the year 2008 to around 12.6 million.[1] By offering up to 1500 kilobits per second and even higher data speeds in days ahead, T-DSL is making the broadband revolution possible.

The new technology is convenient—and it drives the digital economy. This is why Jörg Eberspächer, a professor at Technische Universität München (TUM), considers broadband and its currently most popular form in Germany, T-DSL, "an economic factor of the first order, with an impact on business and society that cannot be overestimated."[2] But it gets even better: Now broadband has taken this convenience on the road.

T-DSL + WLAN: Wireless broadband Internet.

Since the invention of the computer, what's held users back has been inescapable: wires, cables and the tangle of connections to which the systems are tethered. For the longest time, "mobility" in the realm of the PC also meant accepting compromises. Access to multimedia, video, audio and image data the wireless way, though technologically feasible, remained impractical. In a world where cell phones have become ubiquitous, high-speed surfing while lashed to phone lines and the like seems like a restriction—as well it should. The decisive next step was to cut the cord and at the same time achieve maximum mobility. And this is where WLAN (Wireless Local Area Network) technology comes in.

For quite a few years now, countless local networks within corporate walls and public institutions have interconnected computers and enabled application and data sharing. This reliable, well-established technology becomes an even better bet when the tangle is replaced by wireless connections.

Technology/Innovation.

T-Online pursues a strongly innovation-driven strategy in the Internet industry. The company accelerated its innovation cycle in 2003 by expanding its Internet Media Framework technological platform.

Within the space of one year, more than 100 new products and services—the innovative German Soccer League streaming service, for instance—were developed and launched on the market. The modular structure of the Internet Media Technology Framework allows T-Online to involve new partners flexibly and expand its own position as leading portal provider as well as content and service aggregator. Thanks to this platform, the future growth of T-Online's range is assured, with rapid, efficient development in the offing.

“The streaming standards set in 2003 are an eloquent testimony to T-Online’s technological expertise and now achieve TV-like quality for Web-based video streams.”

T-Online's business model is based primarily on revenues from Internet access, advertising placement, paid content and e-commerce. How does the Technology division contribute to T-Online's success? The Internet would be unthinkable without an enormous technology input, for customers and naturally for T-Online, too. This results in two challenging tasks. First, guaranteeing secure, fast, reliable access around the clock—access to all services, from many countries across the globe, for terminal devices of all types: computers, cell phones and PDAs. Second, new offers and services are constantly becoming possible thanks to ongoing technological advances. This is why we keep constant tabs on the market and use systematic innovation management to develop products for quite a large number of subscribers. These products must offer added value but at the same time be as easy as possible to use. And when our offerings are fun to boot—well, this is an excellent framework for T-Online's business success.

How does your division deal with the incredible speed of change in the Internet industry? In this environment, we have to have a technology with a very flexible design, one that allows us to respond quickly and efficiently to changing markets and evolving customer demands. This is why I consider showing flexibility and having good reflexes to be absolutely vital. Our Internet Media Technology Framework (IMTF) allows us to master these challenges. This is the umbrella for all of the resources, technologies and systems



Easy to use: Wireless broadband Internet with T-Online.
A WLAN is easy to set up. With T-Online StartCenter software, it takes at most five minutes to get a working network up and running. Every device connected to a WLAN needs an adaptor, which both sends and receives radio data. In desktop units, this adaptor can be a card hidden away in an inside slot; current-generation laptops generally have WLAN functionality built right in. It couldn't be simpler—and that goes for bringing older systems up to speed as well. Just add a low-price plug-and-play adaptor, and even computers that have seen better days can enter the wireless world. A PDA is equally welcome, accommodating a WLAN adaptor in an expansion slot. Like a conventional Local Area Network, a wireless LAN is controlled

Availability.
Comprehensive systems monitoring including the central control of all in-house and external Internet services—with a 24-hour presence—figured highly on T-Online's agenda in 2003. Alongside monitoring functions, customers and employees now also benefit from immediate error detection and elimination. The new Service Control Center, now with enhanced capabilities, proved in no time to be a highly efficient nerve center for T-Online's high-performance range.

deployed by T-Online and its content partners. Based on a uniform architecture, they coordinate perfectly with one another. Thus T-Online has a technology platform that enables us to flexibly develop convenient, high-performance, state-of-the-art products.

Online security is an increasingly important topic. Not only when it comes to online shopping or e-banking, but also for simple surfing and communications by e-mail. What is T-Online doing in this arena? We offer protection on three levels: access, services and applications. We make sure our customers can count on secure connections—a particular concern for wireless networks, or WiFi—we have taken extensive measures to shield our customers from the prying eyes of third parties. In addition, we safeguard our business partners' intellectual property via a sophisticated digital rights management (DRM) system and enable secure transactions on our platform. To take communications as an example, our secureMail system allows all e-mails to be encrypted and assigned a digital signature. The identity of the sender is verified using a digital certificate—which functions as a kind of electronic ID card—from the Deutsche Telekom Trust Center.

How do you protect rights holders from the creation of illegal copies—when marketing downloadable music or videos, for instance? By practicing all-inclusive digital management of copyrights, which permits us to prevent misuse as far as our present body of knowledge allows. Working with T-Online, Hollywood studios are prepared to release new films onto the Internet in Germany. For the studios, one of the main prerequisites of this cooperation was notably that we successfully passed the technology test when it came to safeguarding copyrights.

What other requirements did T-Online have to meet? Visible quality for customers. Even just a few years ago, movies and the Web seemed like a mismatch. Now T-Online streams moving images on the Internet essentially in TV quality. In this connection, more than a year ago we put together a project team devoted to enhancing the quality of our video streams. Because there were no systems on the market which we considered satisfactory, we had to pave a new way completely. We have now set quality standards in this area which have been lauded by the trade press, such as Video magazine.

Quality is increasingly becoming a differentiating factor in the competitive field. What does the Technology division do to meet this challenge? I'd like to single out two areas in the division. For one thing, T-Online does round-the-clock monitoring of product quality, availability and performance from the standpoint of our customers through our in-house Service Control Center. To this end, we don't monitor an individual server in our computing center; instead, a robot simulates various subscriber activities to gauge actual quality as perceived by T-Online users.

And then there's customer service. More than one-third of our employees in Germany work in our service centers in Oldenburg and Kiel. We make every effort to give our customers excellent support by offering ongoing training to our support staff and relying on cutting-edge technology. In-house surveys have shown that the measures we introduced in 2003 mean our users are getting substantially faster and better assistance. This has encouraged us to keep to our path during the current year, too—so we can deliver to all customers the quality that has become synonymous with the T-Online name.

from a router. This hardware device, whose jobs is to regulate the transfer of data within the network, is likewise easy to install.

The benefits of wireless technology are quite clear. Acquisition costs for a WLAN (router and adaptors) are no longer patently higher than for an old-school LAN that—whether for the home or the workplace—comes complete with a mess of cables. A typical inside WLAN has a range of up to 30 meters through walls and up to 150 meters in the open air. That means it's no problem at all to use a laptop while lounging in the sun. The advantages can be seen at a glance: the speed of broadband plus the convenience of wireless Internet—and all available from T-Online.

Hot spots.

The number of hot spots across the globe is growing rapidly. According to the Gartner market research firm, 2.5 million users tapped into 15,000 hot spots worldwide in 2002. The number of WiFi access points increased nearly fivefold in 2003, to 71,000 hot spots and 9.3 million users. Gartner reckons with as many as 152,000 hot spots by the end of 2005. Deutsche Bahn is installing WiFi Internet access in its lounges, and Lufthansa aims to integrate WLAN functionality into its 80 long-haul jets starting in 2004.

Multi-access: Online all over.
T-Online embraces a multi-access approach allowing users to surf the Web using various access methods and terminal devices. In addition to the conventional method—the computer—T-Online subscribers can also go online using their cell phones, PDAs or Web-ready gaming consoles. T-Online has already supported a trial phase of the Sony Playstation 2 Network Gaming service and is the first and only provider in Germany to be certified by Microsoft as "Xbox Live compatible."

Hot spots: Wireless Web sources for broadband on the go.
Hot spots are WLAN stations allowing public access to high-speed Internet and multimedia. There are already hundreds of hot spots throughout Germany. In major cities boast dozens of these access points, which any user with a wireless device—from laptop to PDA—can simply dial into.

More and more hot spots are popping up all the time in train stations, exhibition complexes, public agencies, cafés, restaurants, hotels, universities and other locations open to the public. According to the University of Potsdam, there were a good 7,000 hot spots available throughout Europe at the end of 2003, and the number continues to grow.

T-Online makes it as easy as can be to tap into a public WiFi hot spot. The WLAN Access Finder indicates the presence of a hot spot automatically. All a T-Online subscriber has to do is go online using the StartCenter software, and he or she is on the Web. Hot spot access charges are settled in a simple, convenient manner via T-Online's payment methods.

Wireless broadband Web: Economic powerhouse, social driving force.
With WLAN and T-DSL, the "Information Superhighway" is here, in exactly the form people craved for so many years. The resulting boost to the Web industry and the economy as a whole is enormous. Wherever there is broadband access—at home, in companies, in public hot spots—infotainment offerings become more attractive than ever.

With offerings such as video on demand, Musicload and T-Online Vision—which was launched back in time for CeBIT 2002—T-Online is again playing a pioneer role. By proffering a wealth of exclusive, innovative, interactive content, the first broadband portal in Germany fully harnesses the opportunities opened up by the Internet coupled with broadband technology.

Thanks specifically to offerings such as these, broadband has long since ceased to be an option for veteran Web-heads only. For newbies, too, it frequently offers the key incentive to get online in the first place. Mobility and speed are twin desires that feed one another. Sales figures for laptops—nearly all of which nowadays ship with integrated WLAN functionality—already exceed those for desktop models. Thus customers are sending a clear signal: High-end communications technology necessarily means mobile technology, with no upper limits set on transfer rate.

The dynamic duo of broadband plus WLAN is becoming the main engine of the information and communications market. In both the broadband arena and in terms of high-quality online content, T-Online offers products and services to match, and is very well poised to master the challenges involved.

Broadband and multi-access: A T-Online forté.
Taking the broadband route online—sidestepping slow load times and faulty quality—means truly tapping the Web's potential. The McKinsey management consultant firm has determined that broadband users stay online longer, are more satisfied with their connections than narrowband users



Broadband Internet—the next big thing: According to a "Deutschland online" study, the year 2008 will see as many as 12.6 million broadband Internet connections in Germany.

with analog modems and, most importantly, are preferred customers for e-commerce offers. The average broadband user stays online nearly three times as long as his narrowband counterpart.[1] According to virtually every study—courtesy of outfits from McKinsey to Forrester Research—broadband users are also considerably more willing to pay for content.

This is only logical. After all, we know that the Internet's growing pains are definitely a thing of the past when high-caliber content is accessible—thanks to T-Online, for instance—via high-speed connections at home, at work and, using wireless technology, every point in between. Information is finally being fused with entertainment, creating the infotainment world which the visionaries of the Web's early days were convinced lay ahead. By coming out with innovative products, T-Online has had a big hand in shaping this technological evolution.

Fast, convenient and affordable, too:
T-Online rates for every taste.

What the early Web visionaries certainly didn't imagine was the small price tag the technology would sport. WLAN and T-DSL allow users to explore the Web's riches at broadband speed without breaking the bank. No wonder we are now experiencing such a rapid dissemination of the technology.

What's a good deal for households is doubly so for small and medium-size companies. This is due particularly to T-Online's affordable T-DSL flat rates, which allow unlimited high-speed data transfer. To get an efficient in-house network up and running, owners of small and mid-scale companies, freelancers and independent contractors—from law practices to doctor's offices to architecture firms—used to have to pay substantially more for the installation of cables and outlets alone.

T-DSL and WLAN make the setup of dependable high-speed networks possible at eminently reasonable prices. The outlay for five existing workplaces linked via WLAN and made Web-ready via T-DSL is under EUR 500, including hardware and installation charges. In case of a move, the entire wireless network infrastructure is simply re-installed, complete with T-DSL connection.

It's clear what the bottom line is for all T-Online customers. Fast, wireless Internet plus affordable access rates translates, quite simply, into maximum Web-fed pleasure.

1 Deutschland Online study, Gabler 2003

2 Supranational Association for Communications Research, press release, November 4, 2003

3 heise news, May 23, 2003

Rates.
T-Online offers a wide range of price plans to satisfy as many customers with as many different Web preferences as possible. Subscribers paying flat rates can stay online as long as they like and transfer as much data as they want, though for security reasons each connection is automatically terminated after 24 hours. Theoretically, a user with flat-rate T-DSL could trawl the Web and download data 24 hours a day, all month long. An alternative to flat rates are time- und volume-based rates which enable online activity within certain fixed parameters.

1:45

Security.

Victorious in battle.

"You can use cheese to catch mice, that's easy. But you might wonder what in the world you use to catch worms, and I mean the electronic kind. I was wondering because T-Online sent me an SMS warning this morning about a particularly virulent species of worm. So I went to their homepage to find out how to stage a successful worm hunt. Turns out you can arm yourself to the teeth with the latest—of course, affordably downloadable—virus scanner. And that's exactly what I did. My computer immediately became a worm-free zone. All my important data is secure, and I have a great story to tell over dinner: 'Your dad won the battle today against a vicious worm!' It's too bad, really, they're called worms and not bears or tigers ..."

To do	Due	Category	Status	Action
☑ ~~Download virus protection software~~	~~Tuesday, March 9, 2004~~	~~Security~~	~~Done~~	

11:45




11:40
NOKIA



Content & Services.

"Content is king"
- a few years back, this was the battle cry coursing around the Web. Only: Next to no one wanted to pay for that content. But times have changed. Now online users are ready and willing to front the money for useful, exclusive content and services—two things that T-Online offers in spades.

Good content for a good price—online, too.

The old saying goes: You get what you pay for. But this credo has been turned on its head by the Internet—where you used to be able to get just about anything without paying a cent. For the longest time, Internet users have been adamant: Pay? No way! Nothing online should cost a dime. Or is there something to the old saying after all? In other words, if you don't pay for it, can it really be worth much?

Nowadays users are becoming much more open to the idea of paying for quality content and services. Market researcher Jupiter published a study in spring 2003 clearly confirming this trend[1]. Bolstered by fast broadband connections, as many as 23 percent of Europeans will snap up paid online content—so goes the prognosis for the year 2007. In 2003, a mere nine percent of all European users were prepared to pay for content or services. Jupiter estimates that revenues will climb from EUR 693 million (2003) to EUR 3.2 billion (2007). If it's worth something, it's worth breaking out the pocketbook for.

Internet 1.0: "Just get me online"

If this "freebie" mindset posed a problem for the Web industry, another fact was at least as important: Particularly attractive offerings—video, music, games and multimedia services from all arenas, such as entertainment, sports, health and lifestyle—suffered from the low-bandwidth culture of "Internet 1.0" among the masses. Thanks to the high-bandwidth "Internet 2.0," these times are now past.

Footers at the end of each chapter.



T-Online offers Web content tailored to even the youngest among us: the KAMBA portal for kids.

The history of the Web could also be summed up as follows. The lightning-fast formative years of the online world from the mid-1990s until around 2001 were characterized by experiment and quick-tempo growth. What mattered was getting Internet access to begin with—so as to be reachable by e-mail, for instance. The Web was first and foremost an information medium. The idea of substituting online digital paid content for existing "real-world" services or informational offerings—or viewing the Web as an entertainment gateway—took a back seat.

But this era is nearing its end. According to Jupiter, around one in two German households will have Internet access in 2004; as many as 63 percent of all Germans stated in 2003 that they had gone online at least once[2].

Following the "just get me online" era, the motto is now more along the lines of "what's out there for me?" During the current development phase, private citizens and professional users alike clearly have their eyes trained more on the utility and efficiency of online activities.

The "new" broadband Internet: Further along the path to successful high-caliber content.

In other words, the Web is growing up. And its maturity is fuelled by the expansion of broadband access and the availability of high-quality content and services.

In 2003, the Association of German Periodical Publishers (Verband Deutscher Zeitschriftenverleger, VDZ) conducted a study in conjunction with the market research institutes Sapient and EFOplan showing a clear connection here. The success of paid content is plainly technology-driven. As the researchers firmly conclude, "The willingness to pay increases in tandem with (technological) satisfaction."

Thus speed and reliability are key milestones on the path to successful paid content. Convenience is of equal importance. What do users want? To find high-caliber content, obtained from dependable sources, in a central location—a portal—as quickly as possible. But they also want to pay only for the offerings they actually have use for.

High-quality content from T-Online: From soccer plays-of-the-day to personal advice.

The T-Online portal, at www.t-online.de, is just such a central location. Broken down into three product areas—Themes, Service and Shopping—the portal covers all key customer interests from a central base.

When Web surfers land at the portal, they find a homepage replete with useful, exclusive paid content in addition to late-breaking items from the general news, business, sports and entertainment worlds.

T-Online is known for pioneering and setting the trends in such content. And convenience is writ large. In addition to pay-per-click content, T-Online also offers various formats on a subscription basis.

T-Online: Portal to the world.

T-Online operates one of Germany's leading Web portals, at www.t-online.de. By late 2003, according to Nielsen net ratings, the site was attracting 50% of German Internet users on average each month. Divided up into the categories Themes (information/content), Service (service and access products) and Shopping (e-commerce offerings), the portal mirrors T-Online and its business segments. T-Online also has portals tailored to users in France, Spain, Portugal, Austria and Switzerland.


Service
Shopping
Suchen
Kommunikation
Rhetorik
Präsentation
Die Kunst des Redens
Reden ist eine Kunst, die man lernen kann. Dieser Rhetorik-Grundkurs hilft Ihnen dabei. Fesseln Sie Ihre Zuhörer. mehr
Überzeugen Sie
Körpersprache
Argumentieren
Schlagfertigkeit

T-Online every which way: Multi-access freedom.
Many T-Online content offerings can be accessed not only on the computer, but also on wireless devices such as cell phones, smart phones and PDAs. T-Online's lineup of content for those on the go includes onNachrichten (news), onSport, onWirtschaft (business), onUnterhaltung (entertainment) and onSpiele (games). From up-to-the-minute news to the latest stock market quotes to hot entertainment items—T-Online users can stay in the loop no matter where they happen to be.

The German Soccer League's (Bundesliga) plays-of-the-day, for instance. Subscribers of onSport Insider—T-Online's Bundesliga coverage for soccer fans—can tune in to watch goal-scoring highlights approximately an hour after the end of play. Thanks to broadband, the streams rival video in quality. Hardcore gamers turn to T-Online for its Games on Demand subscription service. Rather than wasting time to stand in line and buy popular computer games at the store, players can rent them from T-Online for immediate online fun.

Content to go: The mobile mix from T-Online.
Even the most ardent Web surfer doesn't sit at home all the time. Mobility is one of the most prevalent trends in today's society. Attractive, up-to-the-minute Web content is in demand everywhere, not just on the home computer but also on the go—on mobile terminal devices such as cell phones or PDAs.

With T-Online's special mobile products and services, users can access the latest news, from share prices to soccer results, while riding in a taxi or sitting in a café. Different channels such as onNachrichten, onSport or onWirtschaft break down the content into easily digestible, at-a-glance information. Games fans will also find the perfect game for on the go at onSpiele, while onUnterhaltung delivers the latest insights into the world of stars and celebrities.

Advice columns and the Web: A match made in heaven.
Other Web-heads are less interested in indulging in fun and games and more interested in finding advice and guidance on all manner of topics. Like: How can I quit smoking?

T-Online's Stop Smoking Coach offers professional support, aided closely by an expert team of doctors, scientists and psychologists. It's just like advice from a personal physician—except online, complete with daily tips and tailored advice offered by the coach via e-mail.

What's the best way to lose weight? How can I get in shape? These are questions T-Online's diet and fitness coaches handle with the same personal touch—also online, equally individualized.

Health and well-being are the most precious commodities, but there are other questions in search of individual answers as well. Touching on the world of work, for instance. How to apply for a job, give a presentation, found a company?


Ich leb Online
mit T-Online.
Weil ich meine Digitalfotos
auch anfassen will.
www.t-online.de oder 01805 88 00 22
T · · Online · · ·

The T-Online portal encompasses the well-delineated categories of Themes, Shopping and Service (left). T-Online's current advertising campaign plays on the photo service theme (right).

Paying for the Web.
For years the best way to pay small sums and nominal fees—the usual fare for online informational content—remained a conundrum. T-Online has found two easy and efficient solutions to this problem. One involves prepaid cards very similar to those used successfully for cell phones. A practical alternative: Simply pay for content via the telephone bill. So convenience plus a secure, tried-and-trusted method of payment are in the bag.

T-Online and multimedia producer Cocomore have developed their own concept for presenting practical information in this sphere: the Vericon lineup of digital how-tos.

Meanwhile, trust is the most important quality determining how well online advice-seekers embrace informational offerings. Which brings us back to: If it's worth something, it's worth paying for.

Getting Net results: T-Online takes up the e-learning trend.
The Internet also offers valuable content for further training and continuing education. Lifelong learning and furthering one's personal training are considered success factors on the job market. The Internet offers the chance to take part in interactive learning programs tailored to your own personal requirements and timetable.

LernenOnline is a special T-Online portal for attaining professional qualifications. From language courses for Business English to training in time management or communications all the way to computer courses which provide comprehensive PC knowledge, the Web offers a world of choice for those wishing to learn.

In order to further improve the quality of its educational offerings down the line, T-Online is currently working on establishing forums flanking the learning process which promote not only an exchange between students and tutors but also among students.

Cooperation with eminent partners, such as Langenscheidt in the area of language courses, serves to guarantee the high caliber of course curriculums.

T-Online: Communications central.
A wide-ranging packet of communications services is pooled in T-Online's Communication Center. Look for WebMail, WebSMS and MMS Composer there, alongside Web-based faxing and e-card capabilities. The lineup is rounded out by calendar and address book features.

Interview with **Burkhard Graßmann,**
Chief Media Officer at T-Online

"The T-Online portal—which received a makeover in 2003—mirrors our resolute focus on customer demands in its breakdown into the product areas of Themes, Service and Shopping."



T-Online added paid content and services to its business lineup a good two years ago. How do things look today? We defied the Web's "freebie culture" and at the same time proved that customers are willing to pay for value-added content online, too. So in terms of developing paid content and services, T-Online has been at the front lines. Today this segment is a well-established complement to our access business. Overall, we have had great success in building it up because we can draw on our reservoir of access customers—though not, of course, without some initial hurdles.

What were the challenges T-Online faced? First of all, paid content and services constituted an entirely new business field. Just as in the Internet industry as a whole, there was no past experience to work from, so every step was trial and error. Our biggest challenge was and still is to wean customers from the free Internet culture and win them over to the idea of paid content.

To this end, we are constantly monitoring our range to gauge consumer acceptance and profitability. The T-Online portal—which received a makeover in 2003—mirrors this focus on customer demands in its breakdown into the product areas of Themes, Service and Shopping.

What are the hallmarks of successful paid content and services? Value-added offerings as well as exclusive content

High-grade content, high-octane services: T-Online has it all.

Quality has its price. On the Internet, this motto holds true not only for content but also for services.

Many people today are online looking to meet Mr. or Ms. Right—whether for an evening out or for a lifetime. And they're willing to put their money where their hearts are. T-Online can help here, too, via a cooperation agreement with Match.com, the well-regarded online dating service.

Due to the sheer dimensions of the Internet today, security protections are a special need for users. There is always the threat of a new virus with the power to cripple computers far and wide thanks to sensationally rapid replication capabilities—like the "Blaster Worm" in the summer of 2003. Dialer numbers—numbers transferring users to Internet dialup services that are linked with unconscionably high charges—lie in wait on many Web pages, ready to spring into action and run up online bills for many an unwitting user. On top of all that, many concerned parents are eager to protect their children—and rightly so—from various Web sites.

It's no wonder that Internet security features play such a key role at T-Online, whether this means a simple security package including virus protection, a professional suite complete with supplemental dialer protection software and firewall, or a family version with special child-safe filtering features.

and services have the greatest success. Users are willing to spend money on exclusive, one-of-a-kind products—like, for instance, T-Online's advance webcast of episodes of the German soap opera *Gute Zeiten, Schlechte Zeiten*.

Other examples of successful value-added offerings are our subscriptions to advice services like the "stop smoking coach" or in special thematic areas such as computers or sports. These products meet users' need for an ongoing flow of information, useful tips and entertainment.

We consider optimum user-friendliness to be another success factor when it comes to paid services. T-Online's Communication Center, for instance, is a single interface pooling services like WebMail and WebSMS as well as an opportunity to send e-cards. Our customers appreciate this kind of added value.

How would you rate T-Online's competitiveness in terms of developing and marketing popular content and services such as these? T-Online is undisputedly one of the pioneers in both the development and successful marketing of paid content and services. We play a leading role in this area and have meanwhile stockpiled a great deal of expertise.

This acumen is well illustrated by the example of security packages. New viruses are constantly spreading across the Web, as everyone knows. But not everyone was as quick as we were to recognize the resulting customer need for security solutions for their own computers. Working from our strong technology base in collaboration with partners, we came up with solutions and successfully introduced them on the market. And our simple-to-use purchase and billing process makes it easy for customers to opt for our products.

In short, T-Online sets trends in this area. Our customers value our efforts and are ready and willing to pay for supplemental services and content that add value.

What is your take on the future of paid online content and services? We have a very, very positive take on this future. A study by Jupiter, the well-regarded market research institute, forecasts that as many as one in four Internet users will be prepared to pay for Web-based content and services by 2007[3]. The forward march of the Internet can also be seen in the e-commerce arena, where we're also very nicely positioned thanks to our Shopping platform and the T-Online Shop.

All in all, T-Online is well armed for the future thanks to our superior expertise and the experience we now have under our belt. This can be seen not least in the fact that T-Online is pioneering new paid content offerings in the entertainment segment, too, via Musicload.de and video on demand. This is giving us a line into completely new target groups.

What T-Online offers across the board is a package that benefits each and every user—at a price that makes sense.

And because online security is hot topic No. 1, more and more people are willing to pay that price. As another old saying goes: Trust is a good thing, but it's better to be safe than sorry.

[1] eMarket, April 25, 2003

[2] Jupiter, April 2003: 49% of the total German population are online users in 2004

[3] Jupiter Research, April 2003

T-Online 5.0—the new entry-level software.
T-Online's entry-level software package comprises a host of useful functions for Web surfers: the T-Online browser, e-mail, online banking plus many more besides. The latest version also includes the T-Online photo service.

Our multifaceted service offering scores big with customers: Shortly after the new software was launched at CeBIT in the spring, no fewer than over a million users opted for the package.

Business Services.

Always at your desk.

"Six months ago, Harry and I made our big dream come true. We opened our own architecture firm — small company, huge potential. When it comes to the important things in life, Harry and I always see eye to eye. Even as students, we preferred sitting in a café to sitting at our desks. To tell the truth, not much has changed there. So it's good that T-Online offers the Business Organizer. It lets us keep tabs on our e-mails, our appointments and our to-do lists, and access our shared files, even on the go. Couldn't be easier. And the same goes for setting up our Web site. A snap with the tools T-Online offers. When it comes down to it, our professional online presence played no small part in the fact that we landed our first big project the day before yesterday: a cocktail bar, over 80 feet below Berlin. The award came by e-mail, and Harry was so shocked that he spilled espresso all over his pants ..."

Date

2 pm | 2 pm – 4 pm kick-off meeting at the cocktail bar, rework ground plan, call the building authority




14:55



Business Services.

Companies and markets are changing faster all the time.

To stay on top of constant changes in the world of business, you need solutions that can adapt and go with the flow. Business solutions for the Web are no different. Companies, independent contractors and freelancers want to harness the Internet's business opportunities to meet their own distinct needs. T-Online Business offers the professional help to see them through.

The statement by Thomas Watson, CEO of the mighty IBM, is infamous: "I think there is a world market for maybe four or five computers." Such was the executive's take on the future of his industry, delivered to International Business Machines in 1946.

Yes, this was a long time ago. But just 10 years later, Watson's company was already the world market leader in "electronic brains," as computers were initially known. More and more corporations, governments, large organizations and military outfits placed orders for the machines. By the late 1950s, their use was almost standard in large companies, and a few years later no corporation without a computing center could remain competitive. And so it went—through the personal computer revolution in the 1980s, up to the Internet age of the 1990s. When the World Wide Web finally became a reality, no computer guru would dare to think as small as Thomas Watson half a century before. Small and medium-size businesses in particular would now finally have a real opportunity to expand their business as much as they wanted—electronically. Just as the big-league players had done for decades, using their own systems.

Harnessing potential: E-commerce as key growth market—and not only for the big league.

The United Nations Conference on Trade and Development (UNCTAD), Geneva, projected major potential for global e-commerce in a November 2003 study. The forecast showed e-commerce ballooning to EUR 3.2 trillion worldwide in 2003. According to experts, this volume will quadruple by 2006, with 95 percent made up of business-to-business commerce, which offers the best opportunities for small and midsize companies. True potential.

Footers at the end of each chapter.



T-Online Business delivers practical content for business life, such as: How can I plan a *successful meeting?*

This positive trend has not bypassed Germany. Here, the mail order segment offers a good example. According to the Federal Association of German Mail Order Traders (bvh), sales volume for e-commerce tripled between 2000 and 2003. Some EUR 3.6 billion is generated through Web-based business—not counting digital services and travel bookings.

Even more important: While traditional business enjoys only modest growth, stagnates or even shrinks, the bvh goes on to state that e-commerce sales in the mail order segment continue to shoot skyward, swelling by 34 percent from 2002 to 2003. To make the situation quite clear: As much as 17 percent of all mail order business in Germany was conducted on the Internet in 2003. The opportunities are out there.

The small, the midsized and the independent contractor: In need of compact, flexible, affordable Web models.
Small and mid-size businesses continue to lag far behind large companies when it comes to making the most of the online marketplace. The German Electronic Commerce Forum (ECO e.V.) rated the "technology gap" between big and small companies at 70 percent back in 2002—with the smaller-scale companies less likely to invest in IT staff, service, technology and consulting.[1]

Absurd, in a way—because above all the Internet was supposed to open up the same opportunities to everyone, no matter their size. But many smaller companies fail to grasp these opportunities because they lack simple and at the same time high-quality means of setting up their own homepages, online shops and flexible, Web-based data organization. This goes far beyond merely having an online presence. Sales, marketing, organization and distribution—everything that can be considered a given for large businesses, with network support, is also possible, without exception, on a smaller scale. And naturally, with just the right fit.

This is where T-Online Business sets the bar. Flexible, cost-effective, professional-standard e-business can be a reality, custom-designed to match individual company size and market scenario—with room to grow and change. That's a solution made to order for entrepreneurs with an eye on the bottom line.

Mother lode of online business information: The T-Online Business portal.
T-Online's Business portal at www.t-online-business.de gives business owners, independent contractors and freelancers from all branches of industry the support they need by providing news, consulting services, databases and applications tailored to many fields. Business customers can turn to the portal for offerings such as valuable legal and tax tips as well as numerous sample documents, templates and checklists for everyday business operations. They also have an opportunity to conduct targeted searches of company data, tenders and trading partners in large German and pan-European databases. The portfolio is rounded out by comprehensive sourcing ranges and marketplaces.

T-Online Business.
T-Online Business was established in early 2002 to manage all Web-based services for business customers. The division breaks down into four areas of specialization. The T-Online Business portal serves commercial outfits of all shapes and sizes by providing business and industry-related information, extensive research tools and an online shop. Business Services offers high-caliber preset solutions to facilitate standard processes in small and midscale companies. Business Solutions delivers custom products to large corporate clients for both the access and non-access arenas. Business Finance manages T-Online's Web-based banking platform as well as new, innovative financial products such as Online Überweisung for online wire transfers and the Business Banking Client.

T-Online Business Services is the right fit particularly for small and medium-size companies.


Gründer- und Innovationszentrum

Each month more than 1.3 million visitors take advantage of this wealth of information and services[2]. No German portal for corporate customers can boast a greater reach. Thus T-Online's Business portal represents a central resource for German entrepreneurs when it comes to unearthing business information and special business services.

Custom offers for business customers.
In business and industry, company growth is an incremental affair. And every businessperson knows only too well that bringing new clients on board and tapping new markets means making investments. The problem is, if the tide happens to turn, there's no taking back outlays for new offices and warehouses, for production and shops, or for new technologies and workstation upgrades. Each and every investment must be carefully weighed before the fact.

What if the chosen IT solution soon becomes obsolete? Should a Web design agency be entrusted with your online presence? Should you pay the high price for a custom job? If you really need something unique, it makes sense. But it will come at a premium—with costs down the line up there as well. With so much uncertainty in the business world, flexibility is your best bet.

Taking your business online—affordably, quantifiably, risk-free.
Let's take a look at the following fictitious example—which showcases the opportunities opened up by T-Online Business for many business owners, independent contractors and freelancers.

Lola Montera, who trained in hotel management, is finally her own boss. Her newly established company is located right in the kitchen of her apartment. It is here that the young entrepreneur cooks, bakes and sautés specialties from her native Spain—now for other people's birthday parties, weddings and celebrations. Her friends' friends know about it, and she's printed up flyers and placed a few ads in the regional press. Now she's got her eye on the prospect of her own Web page. But her budget's tight, and Web designers too expensive.

The solution comes in the form of T-Online Business. With T-Online's Business Card, Lola can have exactly the Web site she's been envisioning. The Design Assistant eliminates the need for special programming skills. It guides Lola through a selection of professional templates and generates a road map leading to her new culinary domain. Without further ado, gourmets can now contact her by e-mail. And so her virtual business address, www.fiesta-culinaria.de, can be found in the vast reaches of the Web, she is listed in T-Online's search machine at no additional cost.

From homepage to virtual office—T-Online Business services grow in step with customers.
Business is thriving, and Lola's first cooking class was a resounding success. A recommendation here, a recommendation there—and soon the businesswoman finds herself drowning in orders. And Lola also has to handle the office management side. Not to mention the taxes! A little more business management savvy wouldn't hurt.

Lola realizes what a resource the T-Online Business portal is. She can go there and simply download sample contracts and legal provisions whenever she needs them. Each week the BusinessPro online subscription service sends her up-to-the-minute features on special topics such as marketing, sales, financing and business management.

This is practical knowledge that Lola can use because her business is expanding. Now she has three assistants in the kitchen, while an event specialist helps her create just the right ambience at her clients' functions. The technical side of the prospering party service is growing in tandem. To better manage the numerous e-mail queries she receives, Lola relies on T-Online Business eMail. Features like integrated fax reception, an automated reply system indicating periods of absence and confirmation of receipt vastly lighten her daily workload.

Another practical feature: Lola can also check her e-mail on the go, as she now finds herself spending less and less time in the kitchen. In the evenings, after meeting with potential clients, she often sits at her desk and crunches the numbers.

Interview with **Thomas Hille,**
Board Member for Marketing and Sales at T-Online



"T-Online perfected its range of products and services for business customers in 2003."

Why has T-Online made the target group of business customers a particular focus of its paid content and services lineup? The Internet is becoming increasingly interesting for the business world, and increasingly important, too. Continuing at a very high level, the growth rates for online sales confirm this. The Web offers companies excellent opportunities to showcase themselves and maintain interactive communication with their customers.

T-Online recognized the huge potential in the segment of business customers and got products on the market very quickly—from special hosting packages to security solutions to content for corporate clients. We also developed our www.t-online-business.de portal to this end, a platform pooling relevant content and business services of all types.

T-Online has really zeroed in on the needs of small and medium-size companies. Why is that? It's quite simple: because these companies represent a significant target group. Small and medium-size companies form the backbone of our economy. On top of that, there are still very few special business services geared to this segment as opposed to the large corporations.

T-Online Business's focus also makes good sense from a strategic perspective. Similar to our approach in private customer business with our www.t-online.de portal, we concentrate in the commercial segment on mass-market customer needs with our www.t-online-business.de portal.

How has the market responded to these special business services and to the Business portal? The entire range offered by T-Online Business has generated an excellent response. The portal is doing extremely well, attracting up to 1.3 million visitors each month. This is an indication that our range is right on the money. In 2003 the resonance was very positive as regards our services for businesses, especially our range of security solutions.

You offer special content for businesses on the portal. Does this put you in competition with printed business journals? No, not at all. We don't compete at all with the business print press. On the contrary, for our business-related content we actually cooperate with well-regarded publications such as the Financial Times Deutschland, Manager Magazin and impulse, to name but a few. In addition, as information brokers we offer practical specialist information and all-around services to support businesspeople in their daily operations. The range is rounded out by help in the form of research tools and extensive databases.

What are T-Online's main strengths in the business market? Well, one of our core competencies is undoubtedly the technical development of solutions tailored specifically to business customers. In addition, this target group attaches special value to product quality, which we also consider one of our strong points. Last but not least, the customer service we offer our business clients plays a major role.



Thanks to T-Online Business Banking—which she recently started using—she can easily keep tabs on everything. Lola now has to take care of payroll as well, an area she couldn't possibly manage without support. Because she can't afford to hire an accountant, she relies on online payroll management through Lexlohn, another low-cost T-Online service with a big payoff.

More capacity, more domains, a dedicated online shop: T-Online Business with upgrades that go all the way up.
Lola's success makes her hungry for more. This much is certain: She needs a small business loan. Her company is growing out of her home kitchen. And if she teams up with an Italian partner, her business could really take off—transforming from a party service into a catering company specializing in gourmet Mediterranean fare. With outlets in various cities. With cookbooks and wine tastings added later on—even culinary tours of Spain and Italy.

Lola is certainly not at a loss for ideas. But first she and her new partner lease a commercial space where they can cook and host tastings in style. The response is encouraging. They've pleased the palates of reviewers, and several companies and organizations hire the go-to team for Mediterranean cuisine to cater all their functions. Even a small airline has signaled its interest.

High time for a new online presence. Lola upgrades her existing Web site to T-Online Business Homepage Professional status. This gives the outfits that do business under the Fiesta Mediterránea banner considerably more Web space, a total of five domains and 100 e-mail accounts. The high-end solution includes an SQL database for the easy management of orders and requests for quotes. The rights involved, as well as authorizations for changes to the Web sites, can be assigned to all managing partners. Also an important detail: An online shop can also be integrated into the new Web presence. In response to overwhelming customer demand, Fiesta Mediterránea has put together a collection of recipes for purchase online. In the future, Lola and her business partners would also like to sell Spanish and Italian wines over the Internet.

Enhanced security at all levels—with the T-Online SicherheitsPaket Professional package.
But the team is wary. Very recently their Web site was viciously attacked by a nasty virus. They were able to save their data, but the uncertainty remains. What if their financial data fell into the wrong hands? They desperately need a security solution. T-Online's SicherheitsPaket Professional security package distinctly enhances protection for businesses. A special application is highly successful in thwarting dialer programs that access pricey toll numbers. The latest version of Norton™ AntiVirus software automatically scans for and combats known viruses—on hard drives as well as in e-mails. The integrated Norton™ Personal Firewall 2004 helps build protection against hackers. The SicherheitsPaket Professional security solution can be licensed for installation on multiple workstations. T-Online also provides Lola with added security for her business communications: Her e-mail can be encrypted using secureMail, giving the specified recipient sole authorization to open a mail.

But the up-and-coming caterers still wonder: How can online purchases become more secure without becoming more inconvenient? T-Online guarantees enhanced security in this area, too—thanks to cooperation with the iloxx AG escrow service. The company maintains an escrow account into which buyers transfer their payments. The money is not forwarded to the seller until the buyer confirms that the merchandise has been received.


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A central portal for business content and services on the Web: www.t-online-business.de.

Lola and her team decide that their clients should remit payment in the form of electronic wire transfers. Thus her clients can count on a tried-and-trusted method of paying for purchases from Lola's online shop—in signature T-Online Business style. The advantage of online transfers is that buyers effect payments directly from their bank accounts, using their PINs—a transaction familiar to most people from the realm of Internet banking. They don't need a credit card and don't have to register for anything or download software.

Secure, multi-site networks: Virtual network solutions from T-Online Business.

Lola's online presence stays in step with her business by growing and changing just when it needs to. So it always remains the flexible yet affordable high-end solution that best fits the bill when it comes to greater security. The truth is, sophisticated solutions for online business have long since ceased to be the exclusive domain of large corporations.

The founders of Fiesta Mediterránea have big plans for the future: keep growing, maybe even into a truly large company. They are about to open their first two satellite offices, in two of Germany's urban centers. To guarantee that the employees there are securely integrated into the company's network, Lola is already thinking about setting up a secure virtual private network via secureVPN. This universal security solution safeguards against unauthorized access via high-level encryption, more secure authentification mechanisms and an integrated firewall.

It's another way in which T-Online Business can help these young entrepreneurs protect their company secrets—and keep thriving and growing.

Corporate Solutions.

T-Online also provides business solutions for larger companies. The Corporate Content Management System (CMS), for instance, was specially developed to manage the editorial content of Web sites and allow quick updates. CMS lightens the work load for Web site authors and administrators and slashes costs for pricey professional tools. The application is hosted on remote systems with an enhanced level of security. The modules are maintained and upgraded on an ongoing basis for smooth operations.

Global Corporate Access (GCA) is the roaming service developed by T-Online Business in 2003 to offer global coverage in 150 countries with a high level of connection quality. It allows subscribers to dial into their corporate networks and the Internet from many different locations—airports, conference centers, hotels—without a hitch. The solution saves companies money, and the bill is easy to grasp because all connections are itemized. GCA is compatible with all standard Internet connections, including wireless options.

[1] Electronic Commerce Forum (ECO e.V.), "Enorme Wachstumschancen im elektronischen Handel," press release of March 10, 2002, cited by heise online, November 20, 2003

[2] Nielsen Netratings, November 2003







15:45

Musicload.

Where the party never ends.

"'Me against the music'—I'd like to have the worries of Britney or Madonna. Mine are more like 'Moi contre le français.' Or however you say that in French. I have a test tomorrow, and Mom has been nagging me for weeks to fill in what she calls my 'knowledge gaps' by then. Man! If you wanna know about gaps, I have some gaping holes in my music collection that are a lot more important right now. At least that's what my friend Peter says. Good thing T-Online makes it so easy to download the coolest new tracks. And everything I need to know about the celebrity scene I can find out from Star News. Forget French—I have to remember to catch up on my daily reading there later. You gotta stay in the know. If you ask me, the grade that matters most is the one I'm gonna get for my 'oral presentation' tomorrow at lunch."

To do	Due	Category	Status	Action
~~Download "Me against the Music"~~	~~Tuesday, March 9, 2004~~	~~Musicload~~	~~Done~~	

E-Commerce.

The Internet has revolutionized all aspects of retailing:

Shopping on the Web is slowly but surely becoming a common activity. With its T-Online Shopping portal, T-Online has for some time now been making sure that shopping online is just as easy as off. And this now also holds true for music: More and more users are downloading their favorite tracks from the Web. And T-Online's new music portal, www.musicload.de, offers the best sounds around.

E-commerce: A challenge for entire industries.

The world of big-name pop stars and the most influential, high-volume global music corporations is currently undergoing some major changes. The industry's situation is anything but easy—and the reason is obvious: If people could copy their morning rolls tomorrow, the baking industry would quickly run out of dough. While music is more popular today than ever, it is being paid for less and less. This means sales of traditional audio storage media—particularly CDs—are declining. According to the German Phonographic Association (Deutscher Phonoverband), 267 million blank CDs were recorded in 2002 in Germany alone. By comparison, only 166 million prerecorded music CDs were sold. Since 1997, the German record industry has lost around 40 percent in sales, says the Phonographic Association. And further losses are anticipated in 2004[1].

Learning the Internet's lessons: Discouraging freebies .

Record companies are now taking aggressive action against piracy: Copy protection technology has been fine-tuned and legal music offerings on the Web are beginning to play a more important role. Even Shawn Fanning, whose file-sharing Napster platform triggered the boom in global music bootlegging, has conceded that piracy harms both artists and customers—how can elaborate, sophisticated productions be made if there's no money available because no one wants to pay for music anymore? Fanning is currently developing a filter technology designed to ferret out illegal sound files on file-swapping networks.

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Ordered online, delivered to your door: The T-Online Shop makes buying on the Web a no-headache proposition.

While reliable copy protection that safeguards the rights of authors and producers is important, that alone will not solve the problem. If copy protection is too good, people just may find that their newly purchased CD can't be played on their somewhat older CD player—an understandable annoyance for consumers.

The future of sales is on the Web.

For a long time, record companies shied away from the Internet. Now, however, they are increasingly accepting the Web as a sales partner. What's more, they are beginning to see it as the sales platform of the future. The music industry has indicated that it expects digital sales to account for a double-digit share of sales in the years ahead.

The reason for this optimism is consumers' willingness to pay for music (and videos) from the Internet. Acceptance is already at a high level and continues to rise. After all, if it's worth something, why shouldn't it cost something? A study conducted by the Association of German Periodical Publishers (Verband Deutscher Zeitschriftenverleger, VDZ) confirmed that many consumers are willing to pay for music downloads, videos and computer games.

In the United States, the future is already here. The success of Apple Computer's "iTunes" music site confirms the online music trend. More than a million paying customers signed up in its first week of operation alone, rising to 10 million over the next four months. And the European market is also ready for music downloads of this kind.

Pioneer portal "Musicload": T-Online launches its music platform in Germany.

T-Online's legal music download site musicload unites industry and user demands: Music companies need a reliable major partner that can protect their content against piracy and misuse. And that's why Sony, Warner, EMI, and BMG opted for T-Online in 2003. These four top labels are making large portions of their music inventory available on Musicload.de—paving the way for customer acceptance.

The most popular sounds available in high quality on a secure platform: Just three months after its launch in August 2003, the portal is offering around 100,000 tracks, while planning for 2004 envisages some 300,000. And the range covers all genres, from chart hits to classics and oldies.

Customers now have an attractive online jukebox. Musicload guarantees rapid, virus-free access—preferably via a broadband connection such as T-DSL.

What's more, the price is right: The VDZ study showed that users are willing to pay about one euro per track. Musicload's offerings cost between EUR 0.99 and EUR 1.79 for the most popular chart hits, plus the online charges incurred.

That leaves one other key factor in consumer acceptance of downloads, whether music or video: the ease of the online purchasing process, both for individual tracks and personal CD compilations off the Net. Musicload.de's online shop, developed in collaboration with T-Online subsidiary Atrada Trading Network GmbH, is setting new standards here. A first-time, one-time-only registration gives users immediate access to the site's download lists sorted alphabetically according to genre and artist. The Musicload charts are located right on the site's homepage, enabling quick and direct access to the most popular songs.

HappyDigits: The bonus program for online and offline shoppers.

T-Online is rewarding its customers for shopping on the Internet: The bonus program operated in cooperation with numerous partner companies such as Group parent company Deutsche Telekom, KarstadtQuelle, Neckermann, and others awards so-called digits for many different products. The digits can be traded in for attractive rewards. Registration and participation are without additional cost and the digits are credited to the customer's HappyDigits account.



The latest tunes straight from the Web: T-Online's Musicload offers something for everyone.

Digital comfort at Musicload: Information just a click away from the shopping cart.

As in a real-world department store, the right shopping ambience on the Internet is extremely important to consumers. That's why Musicload is also offering an extensive range of editorial information to back up its online shop. Background stories, customer ratings, and core details on artists and genres give customers a much better sense of the products on offer than sites that merely list them. An intuitive user interface helps ensure that shoppers don't end up with the "wrong tunes" in their cart. After clicking on a title, users are asked to confirm the selection. When the purchase is complete, customers receive an e-mail containing a link with the license covering use of the tracks—clear and simple.

Musicload is the optimum solution for reconciling the interests of record labels and consumers. The latest studies by Forrester Research clearly show that the trend toward the digital market will continue to grow: The market for music downloads has matured and opened up new business prospects for strong partners—such as the music companies and T-Online.

Only a year old and virtually an instant e-commerce classic: The T-Online Shop.

What Musicload has accomplished for the music industry, the T-Online Shop has been offering many other sectors for some time now. Opened in late 2002, the original selection of multimedia and computer products has grown to cover photography, TV, and hi-fi, as well. There are now around 1,000 items—mostly high-quality products from brand-name manufacturers—making the T-Online Shop more like a real online department store.

Browsing, getting advice and ordering have been made easy for customers: There is a search function leading to the hottest deals and a free hotline is available to provide advice even on weekends. Delivery and payment are just as simple: The postal service or package couriers take care of transportation, and users can choose to pay cash on delivery, by credit card, online wire transfer, or prepayment. Try finding an "offline" store that offers all these options!

The latest showstopper: T-Online brings movie ticket booking to your living room.

If customers can order CDs, photos and other items from the comfort of their own homes, then why not tickets for the local movie theater? The direct, convenient way, with just a few clicks on the Internet? T-Online, in cooperation with CinemaxX, is now offering just that: Cinemagoers can choose their movies on the Internet, select the seats they want to reserve, pay online, and simply pick up the tickets at the cinema's automated terminal. No waiting, no standing in line—and all this convenience at the same price as buying tickets directly, plus a 50 cent service fee and the online charges incurred. The service is now available at 35 theaters in all major German cities. Additional cinema chains, as well as playhouses, sporting events, and other attractions are to be added in the future. As we said at the outset—the Internet is revolutionizing commerce and retailing.

heise online, January 26, 2004

Interview with **Veronika Altmeyer,**
Board Member for Human Resources and Legal Affairs at T-Online



"The swift and successful launch of new services such as our Musicload portal for music downloads and video on demand in 2003 are a testimony to the expertise of the T-Online organization and its people."

The dynamism of the Internet market is particularly clear in e-commerce, most recently with music or videos for entertainment purposes. To be successful, a company needs not only the right strategy but also the right employees. How is T-Online doing on this end? In our dynamic industry, having a creative team is a huge success factor. Thanks to our people at T-Online, we boast an extraordinary level of creativity. The successful launch of new services such as our Musicload portal for music downloads and video on demand in 2003 is an especially vivid testimony to the expertise of the T-Online organization and its people.

To find the right people for such innovative projects, we naturally look very closely during the selection process at who fits well with us. People with passion wishing to join with us in serving a sector full of future promise are, of course, very welcome at T-Online.

People tend to imagine that an Internet company like T-Online consists mainly of information scientists and programmers. Is that true? No, that's not quite true. Of course, we're very strong on the technical end. Yet just as important as our know-how in the latest technologies are, for instance, the creative development and marketing of products as well as customer service. So you'll find a broad spectrum of different professional groups at T-Online, from marketing experts to customer support staff to sports editors, from cost controllers to legal experts specializing in youth protection. This mix of expertise makes T-Online strong.

What do you see as T-Online's other strengths? Very definitely the commitment and motivation demonstrated by our team members. The anonymous in-house surveys we conduct regularly have, for example, shown a high 2003 commitment index. In a Germany-wide corporate comparison that looks at this, T-Online ranks in the top 30 percent.

What does T-Online do to motivate employees? We are firmly convinced that empowering people is a strong motivator. This is why the T-Online organization doesn't maintain elaborate hierarchies, but rather keeps the focus as much as possible on the market. We selectively foster our employees' development by offering seminars and training programs. We also strive to integrate new team members very quickly and, of course, give them incentive to do good work by organizing special orientation events.

But beyond the work aspect, we consider fostering a sense of community very important. That's why we regularly organize employee get-togethers such as in-house soccer tournaments. Judging by our employees' enthusiastic participation, this is quite the success.

As one of the leading Internet companies, T-Online always has a high public profile. But this also means that every irregularity, every misstep, is immediately noticed. How does T-Online handle that? Clearly, we make it our No. 1 priority. The T-Online brand stands for the pledge of quality we are absolutely committed to upholding for our customers.

Despite T-Online's rapid growth, we need to ensure superior, sustainable quality. This is our way of guaranteeing that our products hit the market only after extensive testing and finetuning, that our service is on the money and, most importantly, that we're meeting customer needs.

Let me give you a concrete example of how we deliver this top quality. Over the last business year, we geared our portal more closely to customers' needs and revamped its design. It was a process we implemented with precision planning, which meant we were able to launch the new-look portal without any problems on August 25, 2003. Especially given T-Online's users numbering no fewer than around 16 million a month, I consider these quality standards remarkable and something which truly counts on the competitive field.

Video on demand.

Home movies: The next generation!

"Jane's favorite thing in the world is to rat us out to Mom and Dad for watching TV without permission. But that's all over now! We told her we'd tie her to the totem pole and leave her there for three days the next time it happens. OK, the 'totem pole' is only an apple tree and our garden isn't exactly the prairie, but we think she got the picture! Just so she knows what's in store for her, we asked for a Western the next time we have family movie night. T-Online lets you watch really great stuff whenever you want—it's so cool! So we can always decide what we want to see on the spur of the moment. Anyway, the next time Jane tells on us, we'll make sure she dances with wolves!"

☑	First name	Surname ▾	E-mail address	Cell phone number	Telephone number	Action
☑	Giovanni	**PizzaProntissimo**	prontissimo@t-online.de	0170-123456	06151-6800	✎ ↳ 🗑







Video on Demand.

An ordinary evening.

What to watch after the news? Twenty, 30, 40 channels—but nothing on. Should you leave the comfort of home? Check out what's playing on the big screen? Or see what's out on video? Is it really so hard to plan a quiet evening at home? Not anymore, thanks to video on demand—from T-Online directly to your living room.

Video on demand: What you want, when you want it.

Trend-spotter Jeremy Rifkin is a star among future forecasters. A full three years ago, in his best-selling book The Age of Access, the author envisioned a future in which we would pay only for that which we actually want to use right then and there.

And honestly: How many times do we really and truly watch a DVD we may have shelled out EUR 20 for? And, not counting our favorite tracks, how many times do we listen to this year's hits? How long do the latest, greatest video games remain the latest and greatest?

The age of content on demand—of people purchasing exactly the entertainment they want to consume on the spot—long remained elusive because data transfer rates couldn't cut it. But now, with broadband Internet a reality, T-Online is ushering in a new era.

Footers at the end of each chapter.



Sit back, relax and enjoy: The movies you most *want to watch from T-Online video on demand.*

And the entertainment market is big right now. Each year, box office in the German cinema market totals EUR 900 million, while DVD, CD and video sales and rentals come to an impressive EUR 1.5 billion annually in Germany.[1]

When media converge: Big opportunities for T-Online.
We take it for granted nowadays that every sofa sits opposite a TV set, VCR, DVD/CD player and high-end stereo system—each with its own remote and Byzantine controls.

Those who study the functionality of devices and systems have been sounding the alarm for quite some time. Particularly consumer electronics, they say, suffer from "featuritis," an overabundance of technological bells and whistles that strikes fear into the hearts of more and more customers all the time. These critics are not taking a pro-Luddite stance. Rather, they're concerned with getting the technology to deliver what it promises: allowing users to watch a movie or listen to music.

Figuring out how to operate consumer electronics is time-consuming and often seems to require a technical degree. Should T-Online subscribers really expect it to be simpler and easier on a computer hooked up to the T-DSL high-speed network? In a word, yes.

Today's computer systems are high-performance as it is, with their super-fast processors, huge reserves of RAM, as well as graphics and TV cards—leaving nothing to be desired. In fact, all of these are standard features in the computers of today.

But to be able to access digital content on demand, these home supercomputers need to be linked with a broadband network: T-DSL. And what do customers need to complete the package? An entertainment range that delivers truly high-quality on-demand contents in an uncomplicated fashion.

Top titles from the big Hollywood studios: Entertainment à la T-Online with video on demand.
T-Online subscribers have had access to high-caliber video on demand services on their PCs since November 2003.

Downloading blockbusters like 8 Mile, or 2 Fast 2 Furious to the computer screen is fast and affordable. T-Online has a large number of titles in its extensive video on demand library thanks to cooperation agreements with top Hollywood studios like MGM, Dreamworks and Universal. And in the end, quality and breadth are key assets in an entertainment lineup when it comes to attracting customers. Because of this cooperation with big Hollywood players, T-Online's video on demand library contains not only the classics but also movies that were very recently playing on the silver screen.

This is possible because the big studios now tend to shorten what's called the VOD window, the time that passes between a film's big-screen premiere and its launch on Web-based

Streaming.
Streaming is a term that describes the "just-in-time" delivery of multimedia data. Streaming media, i.e. video or audio data, are loaded into a computer's memory buffer. This is how video on demand works, with a subscriber's computer accessing data via the T-DSL network. The advantage of the technology is that video data are transferred in a stream of packets which are interpreted as they arrive—so a movie can be watched mere seconds after the video on demand application is launched. The streamed file is viewable using the Windows Media Player software, which can be run on any computer. For top quality results, video streaming is best enjoyed using high bandwidth.

Interview with **Thomas Holtrop,**
Chairman of the Board of Management of T-Online International AG

"T-Online resolutely further embraced the entertainment dimensions of the Internet in 2003."

Offering video on demand enables T-Online to tap into the entertainment market. What do you hope to gain from this strategic move? The Internet is morphing from pure information and communications platform to all-embracing entertainment medium right before our eyes. This development is powerfully driven by broadband Internet, which is gaining more and more ground. Of course, that's because more bandwidth means content requiring higher bandwidth, such as audio and video files, becomes more interesting for users. The upshot: new opportunities for new business models, opportunities T-Online is set on making the most of. With our new video on demand range—the legal provision of video films on demand via the Internet—we're positioning ourselves on the ground floor of a growth market. It means that in 2003, T-Online resolutely further embraced the entertainment dimensions of the Internet.



How does this step gel with T-Online's integrated business model? T-Online's double-pronged strategy is based on providing Internet access as well as attractive content, services and e-commerce offerings. Broadband content, such as video on demand, is the product of this strategy. Because broadband Internet is becoming more and more common, we are faced with the challenge of offering customers broadband applications alongside the corresponding access options.

video on demand. The timeframe used to be nearly a year. Pay-TV subscription services have to wait another six months before getting to screen the latest movies.

This is a key factor in the acceptance of video on demand. True movie buffs will continue to attend feature-film premieres. But it's the others—the ones who'd rather stay in than step out—for whom T-Online's video on demand lineup is perfect.

Big-time entertainment for a small fee: The convenience of T-Online video on demand.

Video on demand makes catching the latest new releases as convenient as walking into your living room. T-Online lets subscribers watch the movies they order as many times as they want within a 24-hour period. They can pay via their phone bills or by using MicroMoney prepaid cards—it's up to them. The price tag is between EUR 1.90 and EUR 4.00, depending on how recently the movie was released, plus the online charges incurred. Which makes video on demand not only more convenient but also more affordable than many other viewing options.

And the new service is easy to use. First, subscribers look for the film they want to see on the easy-to-navigate T-Online Vision home page. Then the movie is simply streamed over the network, which means that video data are loaded into the computer's memory buffer. Video is streamed at the speed of up to 544 kilobits per second—optimally, the system runs on high bandwidth.

Chalk up another one for convergence: Entertainment and information bundled by T-Online video on demand.

The video on demand library is stored online at T-Online's broadband portal. The fact that the library can be accessed from one of T-Online's most popular portals, onUnterhaltung, adds immensely to its appeal.

But T-Online is not only providing video on demand via computer but will extend the service to TV in 2004. That's right. Following the successful launch of T-Online's video on demand offering via computer, movies will now also be coming to TV screens at home, opening up a whole new dimension for our customers. It's all down to what is known as a set-top box connected to the Internet. Our cooperation partner, Fujitsu Siemens Computers, will be introducing the first box, ACTIVY Media Center, to the market this year. The Media Center at the same time offers other functions such as a digital video recorder, CD and DVD player. The box can also be programmed from any computer in the world with Internet access thanks to its T-Online electronic program guide. What's more, customers will in future even be able to read their e-mails on the TV screen.

During the past business year, T-Online was already pushing ahead in the entertainment market in the music segment, too. Is this another strategic step forward in the direction of broadband content and applications? Definitely. This is where new growth opportunities lie for T-Online, particularly in the case of digital music downloads. Which is why Musicload fits this plan perfectly. By integrating music tracks from big-name labels such as BMG, edel music, Kontor, Sony Music, Warner Music Germany and EMI, we are addressing a wide user audience. We can offer something to fit every musical taste.

With both video on demand and Musicload, we are right on target in terms of current trends. We deliver exciting content to customers, at the same time meeting Internet users' changed demands. Demands that are increasingly along the lines of: sit back and let yourself be entertained—not slump in front of the computer screen, hunting down information.

Do you think that T-Online's innovative drive is one of the company's special strengths? I definitely do. Both in 2003 and before, as with the launch of the T-Online Vision broadband portal back in 2002, T-Online has demonstrated its pioneering role in the development and marketing of new products. And our customers can rest assured that we will continue to work hard in future to decisively shape emerging markets with innovative products After all, our power to innovate represents a key competitive asset that sets us apart from the rest.

What trends will characterize tomorrow's online market? The current development toward high-speed broadband Internet will accelerate in the coming years. Broadband will remain the engine driving growth in the sector. High-speed Internet access will become ever more the norm—both at home and, by way of wireless WLAN technology, also on the move. In addition, broadband Internet will have an even greater impact on all aspects of life through new and innovative applications—as shopping mall, entertainment center and communications channel.

With 2.7 million visitors each month, the onUnterhaltung portal is among the leaders in its segment in terms of reach, according to Nielsen net ratings. A monthly total of 61.9 million page impressions speaks for itself.

Cinema and TV roundups as well as what's-on guides are presented side by side with items on stars and starlets, trends and lifestyle—the perfect showcase for video on demand. Clearly, a forum where Internet users can find out what's playing is an important marketplace for the medium. T-Online flanks its video library with editorial coverage because consumers need guidance when wading through an entertainment lineup of such vast proportions.

All content is pooled in a single location on the Web, with everything easy to find and navigate. Ceasing to be a mere "computer technology," the Internet is transformed into a central reservoir for supreme-quality digital content.

The future: T-Online brings video on demand to the tube—T-Online Vision.

Video on demand is convenient to use and geared to what subscribers want. But starting in 2004, T-Online's all-inclusive concept for the digital video on demand market will offer even more: video streams that users can receive on their TV sets. T-Online Vision marks a milestone for the popular medium. To make it happen, users need a set-top box, a device every pay-TV viewer is familiar with. But these next-generation devices, produced by manufacturers such as Fujitsu-Siemens, go beyond simple reception of pay-TV content.

Set-top boxes compatible with T-Online Vision are first and foremost digital video recorders with a storage capacity of up to 200 programming hours. One great advantage over the old analog video technology lies in time shifting. The time shifting feature on digital video recorders allows viewers to start playback while a program is still being recorded. And,

Set-top box.
A set-top box is a device that converts a digital video signal into content on an analog television set, still the industry standard. The name dates back to the inception of video on demand. The box, which looks like a satellite receiver, was intended by its designers to be placed on top of the TV set.

Set-top boxes compatible with T-Online Vision now go beyond simple signal conversion. Such a device is a digital video recorder, CD player and DVD player in one—and can be programmed by e-mail from anywhere in the world. And, of course, set-top boxes for T-Online Vision can go anywhere—not just atop the set.

of course, they come with all the features and functions embedded in the first generation of video.

Easy, practical, interactive: How T-Online Vision revolutionizes entertainment.
Video functions are only half the story, however. The electronic program guide that comes with T-Online Vision makes it possible to program a set-top box from any and every computer with Internet access.

Special bonus: Subscribers can read their e-mail right on the TV screen. And set-top boxes compatible with T-Online Vision can receive offerings from T-Online's video on demand library. A CD/DVD player capable of playing MP3s and Windows Media Player formats is the icing on the cake.

Who wants to be a millionaire in the future? Maybe soon a viewer with T-Online Vision ? Time will tell.
Video on demand and T-Online on the tube are symbols not only of today's "converged media" but also of enhanced consumer involvement. Down the line, T-Online Vision will give subscribers the power of interactivity—making them "program directors" in their own right. For instance, when Germany selects its next pop idol (as part of the RTL network's Superstar show) or, as last year, the greatest Germans of all time (as part of ZDF's Unsere Besten), millions of viewers are invited to help shape the outcome of the competition. In the past, this was generally done by phone.

But thanks to T-Online, tomorrow's digital media users will be able to cast votes by pressing a button on the remote control—or the keyboard. And what if audience members of a game show like Germany's version of Who Wants to Be a Millionaire? wished to play along—and, of course, could even win something? For TV networks and producers, interactive TV is a highly attractive proposition. It keeps viewers tuned in and turns passive consumers into active participants. T-Online already proved that the broadband, Web-based involvement of audience members is increasingly becoming a direct alternative to TV when 70,000 users tuned in last year to catch Bon Jovi live online. Web-based fans even



Simply entertaining: Video on demand makes it easy to bring on the fun.

helped plan the concert given by the German band Die Ärzte, voting on the Web to determine the order of songs.

The T-Online future: Customers, not technologies, decide what suits.

True interactivity is a key aspect of T-Online's new range. Customers want interactive options—and that means a decisive competitive edge for T-Online. Because, thanks to broadband Internet, T-Online Vision gives consumers an excellent medium for speaking their minds.

Interactive systems go far beyond the features outlined above. Another benefit is that market research, target-group advertising and consumer information delivery can be fine-tuned as never before, geared with absolute precision to media consumption patterns. These "side effects" of interactive technology translate into additional sales potential for T-Online.

But core business for video on demand is extremely impressive in and of itself. Corporate consultants Frost & Sullivan forecast sales of USD 2.5 billion in the European video on demand market in 2006 alone. As the consulting group sees it, the key players in this market will be telecommunication companies and ISPs offering broadband, feedback-supporting channels and high-quality content.[1]

Broadband technology and interactive offers also facilitate a fusing of e-commerce and teleshopping. Thus convergence has nearly become a reality, with a single device for every conceivable function. Shopping, interactive TV, surfing the Net, e-mail and entertainment on demand—this is all a product of broadband, which makes superior quality possible to begin with and lets users exploit the true potential of digital media. After all, what use are all the goodies in the candy shop if they remain out of reach?

There's a new world order for new media. Easy to navigate and exciting to use, T-Online's video on demand and T-Online Vision fit right in. And the upshot? An end to boring evenings at home wishing that "something good" were on.

[1] "Video on Demand bald Massenmarkt," heise, September 7, 2001, Frost & Sullivan study

Digital rights management.

For T-Online, protection of copyrights is a major factor in the world of video on demand and T-Online Vision. Only encrypted movie data are streamed via T-DSL or stored on the hard drive of a set-top box. T-Online relies on the tried-and-trusted Microsoft Windows Media platform when it comes to encrypting data and protecting digital rights. The aim is to achieve maximum security for customers and the film studios alike.

The T-Online Family.

Growing bigger and stronger.

[illegible] to our customers day in, day out. How do we do it? By working with strong partners. [illegible]

International subsidiaries and associated companies.

Broadband Internet is conquering the European market. Better quality and greater speed in broadband connections generated strong, new impetus in the area of content offerings. This is a field in which T-Online is represented in key European markets.

In France, T-Online subsidiary Club Internet managed to more than double its growth in the broadband segment, notably thanks to aggressive marketing of broadband connections. Attractive packages on the one hand coupled with the tapping of multimedia user potential on the other serve to secure Club Internet a sound position in the coming business year.

Another success factor behind Club Internet, which has been a fully-owned subsidiary of T-Online since its stake was taken over from Lagardère, is the combination of WLAN wireless access with broadband content. Since October 2003, Club Internet customers have been receiving a WLAN modem without any additional cost as part of a special tariff; in addition, November 2003 saw the introduction of attractive broadband Internet pricing plans.

What's more, Club Internet's multimedia range is tracing a favorable upward curve: Exclusive content as well as the launch of new TV channels and Web radio offerings guarantee a high level of customer loyalty, reflected in the number of unique visitors compared with the previous year: The figure rose by 84 percent.

In Spain, T-Online's subsidiary Ya.com succeeded in upping its broadband customer base; launching an affordable broadband product onto the Spanish market as entry-level offering proved on the mark. The cornerstone for continued success on the Spanish market has been laid since customer loyalty was similarly boosted in the narrowband segment thanks to attractive flat-rate offerings. The number of flat-rate subscribers compared with the number of occasional Ya.Com users rose appreciably. In the portals segment, the travel portal Ya.com Travel took third place in the market according to a July 2003 PhocusWhright market study, despite the SARS virus, Iraq war and terrorist attacks. This went hand in hand with a significant increase in booking figures in this growth market segment.

Furthermore, T-Online is positioning itself in Austria, Switzerland and Portugal as operator of the Web portals t-online.at, t-online.ch und terravista.pt.

The online marketplaces of the Scout24 Group—new to the T-Online family since 2004.

Classified ads can be found in increasing numbers on the Web—in online marketplaces and portals that simplify the process of offering and searching for products and services. Looking for a car, for example? Users can now get an up-to-the-minute overview of prices and equipment online. Homes, jobs, a partner for life, or just for mountain-bike rides: It's all just a few clicks away.

A pioneer of this trend is the Scout24 Group, whose recent acquisition adds one of the best known and most successful European portal groups to the T-Online family. Within T-Online's strategy, the Scout24 Group represents a sound complement to our core business. It puts T-Online in a position to participate in the Internet classified ads market, one of today's most dynamic online growth markets.

Online marketplaces are a particularly attractive proposition in conjunction with online advertisements. These marketplaces capture the attention of surfer customers for an above-average period of time, which makes them highly attractive to advertisers.

Specifically, the Scout24 Group comprises

- AutoScout24
- ImmobilienScout24
- FinanceScout24
- JobScout24
- TravelScout24
- FriendScout24
- in the Swiss market: JobScout24.ch, TopJobs.ch, AutoScout24.ch, ImmoScout24.ch.

Scout will continue to operate as an independent company within the T-Online Group.


AUTO
JOB
IMMOBILIEN
SHOPPING
FINANCE
TRAVEL
SCOUT24



Interview with **Rainer Beaujean,**
Chief Financial Officer at T-Online

"In 2003, T-Online continued to follow the path of profitable growth also with its subsidiaries and associates—most recently through the acquisition of Scout24 for which positive EBITDA is similarly expected for 2004."

With 10.8 million customers, T-Online has established itself as one of the leading Internet media networks. How does the company's position in Europe look? T-Online's home market of Germany represents its core base where the company enjoys an excellent market position. Notably our market leadership in broadband Internet access furnishes us with extensive know-how which also benefits our foreign subsidiaries and associates. We are launching a number of different products in the international arena, such as T-Online Messenger or the broadband portal.

Overall, the "Rest of Europe" segment, comprising all of T-Online's international subsidiaries and associates, showed very healthy development last year. We succeeded in reaching our own targets with regard to generating profitable growth and boosting efficiency.

What are the reasons behind this positive trend? First of all, the increase in customer numbers and, secondly, the rise in average revenue per user. Viewed overall, we managed to significantly improve earnings before taxes, interest, depreciation and amortization (EBITDA) in the "Rest of Europe" segment: In total, our foreign subsidiaries and associates attained improved earnings 46% up on the previous year.

Given this result, it is important to remember that T-Online is in a different situation internationally than in Germany. In foreign markets, we are up against local brands and need to invest accordingly in order to strengthen our position. Our international broadband strategy will be instrumental to reaching profitability levels in these markets. Yet we do not currently have the required size to rank among the top three providers in foreign markets.

In other words, broadband Internet also plays a key role abroad? For sure. We are very clearly pursuing our broadband strategy also in the international sphere: Since early 2002, for example, our French subsidiary Club Internet has been placing a keen emphasis on broadband. And, both as regards Internet access as well as the portal, we have achieved good results so far, successfully managing to further expand our broadband customer base. In the portal arena, we were even the first provider to offer an exclusively broadband portal in France. And broadband customers' willingness to pay for services such as video on demand or games on demand is well-known.

What part does the international segment play in T-Online's strategy overall? Our foreign subsidiaries and associates are important because we regard internationalization as a central pillar of T-Online's future development—not least because in the Internet industry economies of scale, i.e. reaching a certain size, play a central role in attaining profitability.

This is why international markets are clearly growth markets for T-Online. The French and Spanish markets are especially important: Both lie behind Germany in terms of Internet penetration and therefore display a great deal of potential scope for growth. In order to participate in that growth, T-Online must position itself now. We see a total of five key markets in Europe: Germany, UK, France, Italy and Spain. Today, T-Online is already represented in three of these five markets.

Is T-Online planning to expand into other European markets? The European Internet market is slowly falling into place, but it remains to be seen which providers display viable, long-term business models.

Against this backdrop, our internationalization strategy rests on two pillars. Firstly, we focus on our own profitable growth in the markets already tapped by T-Online. That means we manage our holdings in a lean, cost-efficient manner. Secondly, we monitor European Internet markets on an ongoing basis in order to seize strategically appropriate take-over opportunities at the right moment.

Are you looking at any markets in particular? No, we don't pursue any country-specific strategy in the sense that we set our sights on any particular country, but rather look at the competitive situation as well as the size of and opportunities in each individual market. Our focus here are the five major European markets as well as eastern Europe as a market with future promise. We ask ourselves which companies could be of interest to us, what synergies they might generate, what resources we would need and whether the company is a good match for us in terms of business model and corporate culture. Generally speaking, however, taking over a competitor only makes sense if, besides improving our market position, we can also look forward to a corresponding improvement in the bottom line.

Yet the latest acquisition of Scout24 also shows that, when it comes to takeovers, T-Online doesn't just focus on access business. That's perfectly true. T-Online pursues the strategy of a combined business model: Hand in hand with Internet access business, T-Online also attaches great importance to business involving content, services and e-commerce on the Web. Content business is helped by having a strong access customer base, and vice versa.

This philosophy is similarly reflected in T-Online's subsidiaries and associates: By acquiring Scout, T-Online gained a successful provider in the field of sector-specific markets, opening the door to a market segment marked by dynamic growth. Yet the overriding priority in all of T-Online's investments is profitability. And in 2003, T-Online continued to systematically follow the path of profitable growth. The Scout24 Group expects a positive EBITDA in 2004 as well.

Other subsidiaries and associated companies.

Boasting almost 256 million page impressions and 18.8 million visits in October 2003 (according to IVW-Online user data), Bild.T-Online.de, the joint portal of the biggest German daily newspaper Bild and T-Online, was right at the very top of German-language general-interest offerings on the Web. In the year under review, the focus was on promotions geared to binding users even more closely than before to Bild.T-Online. The Volks.Produkte section scored notable success: Here, selected branded articles such as computers and household appliances are offered.

T-Online subsidiary DaybyDay which develops software projects and provides payment services, such as the Business Organizer on T-Online's business portal, is continuing to hold its own as a profitable technology driver. Moreover, DaybyDay also acts as a valuable in-house know-how provider for T-Online.

T-Online associate buecher.de, which has gained a firm foothold on the German online book market, is also displaying gratifying growth rates—significantly higher than the conventional book market. The online market for books remains firmly set on its robust growth course.

In the 2003 business year, T-Online subsidiary Atrada Trading Network AG successfully built up the joint cinema ticketing service of T-Online and CinemaxX.de. Thanks to the technology provided by Atrada, customers can book their cinema tickets quickly and conveniently online. An expansion of the ticketing service is envisioned for the coming year to other types of event, such as theater, sports and other attractions. Atrada is also in charge of successfully implementing the new T-Online music download platform Musicload.de, with which T-Online launched an all-embracing online portal for digital music downloads in collaboration with leading music labels.

T-Online on track for success in online advertising with Interactive Media.

In 2003, gross online advertising spendings rose by 3.7 percent.[1] T-Online is also active in this market: With retroactive effect from January 1, 2003, marketing company Interactive Media was taken over in full. Alongside its exclusive marketing of the successful T-Online portal network and Axel Springer Verlag sites, this subsidiary is also responsible for the marketing of permission marketing, teletext, e-commerce and print bundle offerings.

In the year under review, the use of its own panel coupled with the conducting of advertising impact analyses for customers were instrumental to attaining substantial increases, notably in the field of T-Online's portal marketing. Greater trust leads to stronger growth—this is likewise the key to success in the permission marketing segment into which T-Online has ventured. Permission marketing means direct interactive advertising with the explicit prior consent of the advertising recipient. This type of advertising represents a win-win situation for both partners: Advertisers are sure of precise target group address, while customers are sure of receiving just the advertising they want to receive.

1 Nielsen Media Research, Press Information, January 15, 2004

A slice of life with T-Online.

Of course, that was just one day of many. When it comes to describing the T-Online experience. The possibilities are virtually endless. What about you? How and where does T-Online shape your day?

Report.

In the black.

T-Online has good news to report once again. Our earnings before interest, taxes, depreciation and amortization as well as our operating profit again exceeded the values of the previous year. And not only that–for the very first time, we generated positive earnings before interest and taxes to the tune of EUR 56.4 million. A big boost in customer numbers and longer average online times were the key factors here. The capital market sat up and took notice. In 2003, T-Online shares bested Germany's technology stock index, the TecDAX, by a wide margin. Read all about this success story in the following report.

T-Online's Shares.

Performance.

The T-Online stock price marked out a strong upward trend compared with the TecDAX index in 2003. From December 30, 2002 to December 30, 2003, T-Online's stock climbed 93.6 percent. The TecDAX increased 41.5 percent in 2003, while the DAX managed 27.7 percent.

The end of the Iraq war and keener capital market interest in tech stocks made for a friendlier sentiment in the TecDAX. Financial analysts turned their attention first and foremost to the excellent quarterly data posted by T-Online International AG.

The capital market took a positive view of the sale of t-info to DeTeMedien in the first half of 2003. The analysts acknowledged T-Online's development, value and perspectives.

T-Online's stock first crossed the EUR 10 line in August and went on to reach its year high (in terms of the Xetra closing rate) of EUR 11.95 in November 2003—a massive 113 percent above its 2003 opening price of EUR 5.61.

Key to this excellent overall share performance were continued improvement in quarter-to-quarter EBITDA gains and strong growth in our broadband business.

The T-Online share price stabilized above the EUR 10 mark as overall trading volumes dwindled toward the year end. This pattern tracked the market as a whole and was due partly to funds clearing out their portfolios and partly to generally depleting trading volumes. T-Online's year-end stock price was EUR 10.30.

T-Online reached an early new peak of EUR 11.50 in January 2004.

On the whole, 2003 was a very positive year for the T-Online stock. Our market capitalization—the number of shares times the market price—swelled from EUR 6.9 billion at the beginning of the year to EUR 12.6 billion at the year end.

The increased demand for T-Online stock is mirrored by its average daily trading volume which rose to 1,489,324 shares.

Loss per share improved from EUR -0.40 in 2002 to EUR -0.03 in 2003. Cash flow per share rose from EUR 0.17 to EUR 0.37 compared with the prior year.

T-Online versus TecDAX 2003


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T-Online versus Peers


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T-Online stock profile.

Name	T-Online International AG
ISIN	DE0005557706
WKN	555770
Code	TOI
Industry	Software
Industry Group	Internet
Indices	
- TecDax	
- MIDCAP	
- PrimeALL	
- TechAllShare	
- CDAX	
- HDAX	
Capital stock (€)	1,223,884,699
Capital stock (shares)	1,223,884,699

Key data.

Xetra closing price January 2, 2003	€ 5.61
Xetra closing price December 31, 2003	€ 10.30
2003 high	€ 11.95
2003 low	€ 5.30
Market capitalization January 2, 2003	€ 6.9 billion
Market capitalization December 31, 2003	€ 12.6 billion
Total volume of T-Online stock traded on all exchanges (shares)	376,798,941
Average daily trading volume (shares)	1,489,324
Cash flow per share 2002	€ 0.17
Cash flow per share 2003	€ 0.37
Loss per share 2002	€ -0.40
Loss per share 2003	€ -0.03

T-Online has featured in the TecDAX index since March 24, 2003.

Highs and lows of the T-Online share price.

(Xetra closing prices)	High	Low
First quarter, 2003	€ 6.54	€ 5.30
Second quarter 2003	€ 9.03	€ 6.69
Third quarter 2003	€ 10.19	€ 8.55
Fourth quarter 2003	€ 11.95	€ 8.95

Investor profile.

As of December 31, 2003, T-Online International AG's capital stock consisted of 1,223,884,699 registered no-par-value shares. The increase of 26,410 shares compared with year-end 2002 is accounted for by new shares issued under the contingent capital increase (2001 Stock Option Plan) authorized by resolution of the T-Online International AG Shareholders' Meeting on May 30, 2001.

On November 12, 2003, by standing agreement with Commerzbank, Deutsche Telekom acquired a two percent stake in T-Online previously held by ATLAS Vermögensverwaltungsgesellschaft mbH. The purchase covered about 24.9 million shares bought by Commerzbank in 2000, whereupon Deutsche Telekom had negotiated a right of first refusal for the event that the bank decided to resell. As laid down in that agreement, the transaction was effected on the basis of an average market price.

Pattern of share ownership
in %


Lagardère 5.69%
Free float 20.38%
Deutsche Telekom 73.93%

Investor relations.

A key focus of financial communications in 2003 was on making foreign investors better informed about T-Online. Roadshows helped increase the number of foreign investors during 2003. Most of the rise in investor interest came from the USA. T-Online also won new investors in Scandinavia and the Republic of Ireland. This is a positive sign and clearly affirms that foreign investors favor our business model and the positive trend in operating performance.

Today's investors and lenders demand more. T-Online International AG forged 331 contacts with institutional and private investors in 2003, stepping up communications with the capital markets and enhancing its presence at key financial centers world-wide. T-Online also presented its capabilities and strategy at numerous investor meetings and private investor presentations, as well as to trading departments at international banks. The T-Online International AG Board of Management and Supervisory Board once again faced stockholders' questions at the third public Shareholders Meeting on May 20, 2003.

Besides staging events for specific groups, T-Online has also pressed ahead with developing its public Web site. Tightly adhering to the principle of fair disclosure, the corporate Web site at www.t-online.net offers a full range of presentations and publications including quarterly reports and ad hoc disclosures, both for viewing online and for downloading. Users can follow live webcasts of major analysts' conferences, telephone conferences with investors, annual report press conferences and annual shareholders' meetings.

Group Management Report 2003.

Overview.

In the 2003 financial year, T-Online continued to bolster its excellent market position and achieved its goals.

As in the previous year, 2003 was marked by an improvement in our earnings position, broadening of the Company's product portfolio and the continued expansion of its broadband subscriber base. The positive operational trend is also reflected in the stock price, which climbed by more than 80 percent in the course of the year. The optimization of customer service through improved accessibility as well as further employee qualification and training activities were additional milestones.

T-Online International AG changed its consolidated accounting method from HGB to IFRS/IAS as of January 1, 2003 and is for the first time presenting its consolidated financial statements for the 2003 financial year in accordance with IFRS. Taking the January 1, 2002 opening balance as our starting point, we thus have IFRS-based asset and earnings figures for 2002 and 2003. We will concentrate in this report on these figures, extended in certain instances to cover a five year period.

Here are some of the key figures which go to mark out the past year's highly gratifying business trend:

Millions of €	2003	2002	Change 2002/03	in %
Net revenues	1,851.2	1,568.1	283.1	18.1
EBITDA	344.3	115.4	228.9	198.4
Earnings/(loss) before taxes	56.4	(449.8)	506.2	-
Group net loss	(37.7)	(489.7)	452.0	-
Cash contribution	254.6	9.5	245.1	-
Net cash provided by operating activities	455.7	213.1	242.6	113.8
Loss per share (€)	(0.03)	(0.4)	0.37	92.5
Cash flow per share (€)	0.37	0.17	0.20	117.6
Customers at year end (millions)	13.1	12.2	0.9	7.3

In the 2003 financial year, the further development of our combined business model, consisting of access operations as well as content, services, e-commerce and advertising, once again proved the guarantor of T-Online's success.

Thanks to the continued strong growth in customer numbers (up 7.3 percent since the end of 2002), Group revenues increased by EUR 283.1 million to EUR 1,851.2 million (up 18.1 percent). T-Online's positive business trend also resulted from lower input costs, the efficient use of resources, especially for support and expansion of the subscriber base, and rigorous further development of the theme portals and paid content and services. By making structural and operational improvements, we further enhanced the quality of our services in 2003. At the same time, we increased the efficiency of our processes, enabling us to exploit cost savings potential. As a result, we have succeeded in further bolstering T-Online's competitive strength and securing sustained future growth. T-Online is well equipped to meet future challenges: The Company occupies an excellent position to exploit the opportunities which the Internet, as the fourth mass medium, offers our customers, shareholders and employees with its ever-increasing broadband access.

1. Economic framework.

Revival in the global economy.
In 2003, the global economy grew for the second successive year. The economic upswing in the USA accelerated sharply following the recovery in 2002. This trend was characterized by expansionary economic policy, low interest rates and a persistently weak US dollar. Positive trends were also evident in the UK, Japan and the newly industrialized Asian countries, which mostly benefited from a vigorous expansion in export activity and domestic demand. The euro zone lagged behind in the economic cycle; its economy stagnated throughout the first half of the year and did not revive again until the second half.

The Kiel Institute of World Economics estimates that real gross domestic product (GDP, representing total domestic economic output) grew by 3.1 percent in the USA and by 2.0 percent in the UK. The national economies in the euro zone, on the other hand, were weaker and grew by only 0.5 percent. In addition, there were considerable movements in exchange rates between the most important currencies. The euro and the Japanese yen gained substantially in strength over the US dollar during the course of the year. A further shift in exchange rate relations may weaken cyclical trends in the countries with rising currencies.

Decline in German economic output.
Despite the minor recovery in the German economy during the second half of the year, carried primarily by foreign trade, the Institute of World Economics estimates that the country's real GDP declined by 0.1 percent in 2003 as a whole. The persistently difficult labor market situation, accompanied by only a slight increase in effective wages, the high tax and social security burden and the general lack of consumer confidence, weakened consumer and investment demand in Germany.

The trend in the Internet sector.
In overall terms, the Internet sector is characterized by an ongoing consolidation process on the supplier side. The search for sustainable business models is leading to a selection process among suppliers. At the same time, growth in user acceptance of the Internet is undiminished. At the beginning of 2003, Jupiter Research forecast an increase in Internet users in western Europe from 142 million at the end of 2002 to 161 million at the end of 2003. This represents a growth rate of 13 percent, slightly below the 18 percent increase achieved between 2001 and 2002. The trend in households with Internet access is summarized as follows:

Internet households 2003.



Switzerland
45%
50%
Germany
43%
48%
Austria
44%
48%
France
29%
34%
Spain
22%
28%
Portugal
23%
28%
USA
62%
66%
Western Europe
37%
42%
UK
37%
42%
Italy
31%
36%
0%
10%
20%
30%
40%
50%
60%
70%
2002
2003
T-Online markets

Source: Jupiter Internet Forecasts, 02/2003

According to these figures, 48 percent of households in Germany and 42 percent in western Europe already have their own access to the Internet. At the same time, the intensity and quality of Internet use are continuing to increase: firstly as a result of strong growth in the share of broadband users, which is opening up new multimedia application options such as films, music and online games; and secondly due to the growing proportion of Internet surfers who also turn to the Internet for other activities such as shopping. The number of Internet shoppers in western Europe leapt from 52.7 million at the end of 2002 to 70.2 million by the end of 2003, while their number in Germany advanced from 14.3 million to 18.9 million in the same period. In other words, around 51 percent of Internet users in Germany already opt for this medium as a shopping platform. From a European perspective, Germany is one of the most important Internet markets. In addition to its presence on the German market, T-Online is represented by its European subsidiaries in France, Spain, Portugal, Austria and Switzerland. A comparison of Internet penetration rates shows particularly strong potential for future growth in Spain, Portugal and France, where penetration levels are still low compared with the German-speaking countries. Some 34 percent of households in France were online at the end of 2003, and only 28 percent in Spain and Portugal. T-Online's international operations accounted for approximately 10 percent of its total revenues in 2003. The German market, with around 90 percent of revenues, is currently the main focus of T-Online's operations. Therefore, we will not be providing detailed descriptions of the sector trends in other countries at this point, preferring to report on these markets as soon as T-Online's foreign subsidiaries move into the top three slots, which is our medium-term objective.

2. Our business model.

The cornerstone of the T-Online corporate strategy is the combined business model depicted in the following diagram. In this model, synergies between access and non-access are exploited to generate revenue potential as well as enable economies of scale and efficiency gains.

T-Online's primary objective is to generate revenue growth only in conjunction with increasing cost efficiency.


Advertising partners
CPM & Sponsoring
Content partners
Licences & commission
Hosting/DRM/Billing
T-Online
Pay-per-use subscriptions
Access charges
Revenues
Customers
Placement fees & commission
E-commerce partners

In the access segment, T-Online provides premium quality Internet access at competitive prices to private customers as well as small and medium-size enterprises.

The share of broadband access customers is increasing. In customer recruitment, T-Online's clearly stated objective is quality before quantity, with high-revenue customers taking precedence. In addition to basic Internet access, T-Online is also offering a wide range of value-added services, such as e-mail, online banking, instant messaging, Web-based personal organizers, Web hosting, chat services and international roaming access.

The Company's strong position in the access arena is a key success factor and guarantor for the expansion of its non-access operations. In this area, customers are being provided with a steadily growing portfolio of attractive services and content, including video on demand, our Musicload portal for music downloads, anti-virus software and a photo service, all tailored to individual needs.

As more and more product offerings are being integrated and "bundled", it becomes increasingly difficult to depict their individual components. Consequently, T-Online discontinued reporting access and non-access operations separately in the 2003 financial year.

T-Online's subscriber base, and especially the rising number of high-revenue broadband customers, ensures a continuous flow of traffic on its portal network—a major factor determining the portals' appeal for new advertising clients and e-commerce partners. Moreover, since these users are direct customers with regular accounts, T-Online is also able to field a range of additional services such as enabling services in the payment and security areas.

In this way, T-Online offers its customers an extensive portfolio, ranging from basic Internet access through access-related services to attractive content, which is developed continually in line with technical possibilities and specific customer requirements.

3. Business trends in the Group and segments.

T-Online presents Group business performance geographically in Germany (primarily T-Online International AG) and Rest of Europe (foreign subsidiaries) segments. In view of the key significance of T-Online International AG, accounting for almost 90 percent on the main performance figures in the T-Online Group, the following report focuses mainly on the Germany segment. In view of T-Online's combined business model (see Section 2), it is not possible to present results by product.

Revenue development.

Group revenues up by 18.1 percent.

The T-Online Group generated net revenues of EUR 1.9 billion (prior year: EUR 1.6 billion) in the 2003 financial year, representing an 18.1 percent increase.

Millions of €	1999*	2000*	2001*	2002	2003
Germany	428.4	745.9	1,045.8	1,445.7	1,683.0
Rest of Europe	0	52.1	95.6	124.2	170.6
Consolidation	0	(0.8)	(1.5)	(1.8)	(2.4)
Group	**428.4**	**797.2**	**1,139.9**	**1,568.1**	**1,851.2**

* Figures in accordance with German commercial law (HGB)

In both the Germany segment (+16.4 percent) and the Rest of Europe segment (+37.4 percent), the increase in revenues resulted from further growth in subscriber numbers, higher average revenue per user (ARPU) and rigorous further development of the combined business model.

The chart shows the trend in Group revenues since 1999:

Group revenues in millions of €



2,000
1,500
1,000
500
0
428.4
797.2
1,139.9
1,568.1
1,851.2
1999
2000
2001
2002
2003

Figures for 1999-2001 in accordance with German commercial law (HGB) and for 2002 and 2003 in accordance with IFRS

Customers opting for broadband Internet access in particular were heavy users of paid content and services. In addition to the products and services offered so far, the year under review saw the development of new formats and product ideas whose revenue effects, though still modest in 2003, are expected to yield considerable income gains over the next few years. While growth in T-Online International AG's revenues slowed down slightly at a high level, foreign subsidiaries recorded undiminished revenue growth in the year under review.

The year-on-year decline in revenue growth in the Germany segment resulted from an even stronger focus on revenue efficiency in that segment. T-Online's primary objective is to generate revenue growth only if such growth is accompanied by increasing cost efficiency. In the following chart, we have hence deducted goods and services purchased from net revenues in order to show the absolute improvement in earnings (see also under "Profitability expressed by gross margin").

This approach explains the gross margin, an important operating variable for T-Online.

Gross margin in millions of €


2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003
Revenues
Goods and services purchased
Gross margin

Figures for 1999 - 2001 in accordance with German commercial law (HGB)

Customer numbers in Germany and abroad continue to grow.

In the year under review, subscriber growth was again one of T-Online's major revenue drivers. At the end of 2003, the Group had around 13.1 million customers to its name, an increase of 0.9 million over the previous year end (+7.3 percent) and 0.5 million more than at mid-year 2003.

The following chart shows the trend in subscriber numbers in the Germany and Rest of Europe segments:

Thousands	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
Germany	4,151	6,529	8,764	9,962	10,785
Rest of Europe	0	1,411	1,895	2,283	2,348
Group	**4,151**	**7,940**	**10,659**	**12,245**	**13,133**

As the following overview of customer trends in the broadband and narrowband segments shows, broadband access, more than anything else, has increasingly gained significance as a growth factor in both the Germany segment and the foreign subsidiaries since 2001:

Thousands	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
Broadband					
Germany	-	-	1,358	2,642	3,308
Rest of Europe*	-	-	28	156	264
	0	**0**	**1,386**	**2,798**	**3,572**
Narrowband					
Germany	4,151	6,529	7,406	7,320	7,477
Rest of Europe*	-	1,411	1,867	2,127	2,084
	4,151	**7,940**	**9,273**	**9,447**	**9,561**
Group	**4,151**	**7,940**	**10,659**	**12,245**	**13,133**

* No information is provided for 1999, as T-Online did not acquire the foreign subsidiaries T-Online France and Ya.com until 2000.

In 2003 T-Online welcomed 0.8 million new broadband customers, representing an increase of around 27.7 percent. The comprehensive rate and content package T-Online offers as part of its combined business model is the key factor fueling this growth. Consequently, T-Online's proportion of broadband customers now stands at 30.7 percent in Germany, for example, and 27.2 percent throughout the Group as a whole.

In Germany, our broadband customers are opting mainly for the T-DSL flat rate. In the 2003 financial year, the number of customers favoring this T-Online International AG rate increased by 0.3 million to 2.0 million by the end of the year. The T-DSL volume-based rates also showed a positive trend. Compared with the end of 2002, T-Online International AG posted an increase of 0.2 million customers opting for these rates, bringing their total to 0.3 million.

The subsidiaries in France and Spain also posted substantial growth rates in the broadband segment. The number of broadband subscribers in the Rest of Europe segment increased—from a lower level—by around 69.2 percent to 0.3 million.

Once again, access volume in the Germany segment increased considerably, building on the gratifying growth rates achieved in preceding years.

Compared with 2002, T-Online succeeded in markedly increasing its average online time per customer per month from 2,523 to 3,052 minutes.

Online time (minutes) per customer per month


3,500
3,000
2,500
2,000
1,500
1,000
500
0
403
867
1,275
2,523
3,052
1999
2000
2001
2002
2003

In Germany, this steady increase in online time serves as the basis for balanced utilization of purchased capacities which, accompanied by a constant flow of traffic on T-Online International AG's content and services, results in greater cost efficiency.

As the following chart shows, broadband accounts for the largest share of online time:

Online time in hours


2,500,000,000
2,000,000,000
1,500,000,000
1,000,000,000
500,000,000
Q1/99
Q3/99
Q1/00
Q3/00
Q1/01
Q3/01
Q1/02
Q3/02
Q1/03
Q3/03
Hours (narrowband)
Hours (broadband)

Narrowband usage declined only insignificantly following discontinuation of the unprofitable narrowband flat rate at the end of 2001. The huge increase in the number of minutes spent online is largely the result of the DSL flat rate plans.

The advent of fast, wireless WLAN (Wireless Local Area Network) is rapidly gaining significance for T-Online International AG, despite the fact that—as planned—no significant revenues were generated in this area in the year under review.

t-online.de is the portal with the greatest reach in Germany.

By the end of 2003, the t-online.de domain was reaching 50.7 percent of German Internet users (at home and at work) per month. During the same period, the size of the unique audience on the t-online.de domain increased to 16.0 million. (Source: Nielsen Netratings 12/2003).

In individual market segments, T-Online International AG also achieved a reach enabling it to compete with specialized suppliers. This applied particularly to information/news, sports, technology/computers, business/finance, health and entertainment topics (source: Nielsen Netratings 01/2004).

This positive trend is also reflected by the increase in page impressions per month, whose development since 2001 is shown in the following chart (reliable data not available for 1999 and 2000):

Page impressions per month in millions


600
500
400
300
200
100
0
450
500
562
2001
2002
2003

Source: IVW 12/2003

Club Internet and Ya.com portals now even more attractive.

Parallel to the growth in its broadband customer numbers, our French subsidiary T-Online France, well known on the market under the brand name Club Internet, has enriched its broadband portal with additional offerings such as Web radio and additional live streaming TV channels. With the aim of strengthening customer and brand loyalty, Club Internet is offering customers the option of personalizing portal content.

The development of our Spanish subsidiary Ya.com was especially gratifying. YACOM TRAVEL S.L. almost trebled the number of bookings on its travel portal Viajar.com year-on-year by 82,347 to 125,695, despite the general downward trend on the tourism market. This development served to further reinforce Ya.com's market position on the rapidly expanding Spanish online travel market.

Product lines for business customers developed.

T-Online International AG was quick off the mark in responding to the Internet's growing importance for small and medium-sized companies; since February 2002, it has been offering special T-Online Business packages tailored to the individual needs of business customers large and small in all sectors. Since then, T-Online has succeeded in making even better use of its strengths on this attractive market. Some 1.5 million business customers, accounting for more than 60 percent of the market, have already opted for T-Online.

Paid content and services expanded.

Internet users' readiness to pay for content and services again increased in the 2003 financial year (source: Jupiter 05/2003). By the end of 2003, paid content had already established itself as a viable business model in specific areas covered by T-Online International AG. Thanks to targeted expansion of our product portfolio with enhanced-quality content and services as well as establishment of the technical foundation for broadband Internet access, T-Online's combined business model gained even greater momentum in the year under review. Since August 29, 2003, for example, musicload.de has been online at T-Online International AG, and currently features more than 100,000 tracks and over 70,000 registered subscribers. In the summer, with computer viruses rife, the Services area reported heavy customer demand for security applications. While the "Blaster worm" was on the rampage, 60,000 customers registered for the paid service package SicherheitsPaketProfessional in just three days.

The international subsidiaries are also continuing to expand their paid services. Ya.com's launch of downloadable handset logos was excellently received by Spanish users.

As the next stage in the development of a "lean-back consumer world", T-Online Vision launched a video on demand offering for PCs in November 2003. A portfolio of Hollywood movies unparalleled on the global online market was compiled for this service.

Earnings situation.

In the 2003 financial year, T-Online maintained its growth course while further boosting profitability. The slightly lower overall increase in revenues resulting from concentration on higher-margin access and non-access products in the T-Online Group was offset by a below-average increase in operating expenses—a consequence of various measures geared to increasing cost efficiency, such as improvements in processes. This led to a much-improved Group net loss of EUR 37.7 million in the 2003 financial year, despite goodwill amortization (EUR 353.9 million) necessitated during the year. As a result, loss per share improved from 40 cents in the prior year to 3 cents in the year under review.

EBITDA increased year-on-year by EUR 228.9 million to EUR 344.3 million in the period under review. This includes a EUR 23.6 million once-only gain from the sale of t-info GmbH; in the prior year, EBITDA had been positively influenced to the tune of EUR 41.3 million by accounting gains on the sale of the 40 percent stake in T-Motion plc. Adjusted for the extraordinary effect, EBITDA rose by EUR 246.6 million to EUR 320.7 million.

Operating earnings/EBITDA.
Both operating earnings and EBITDA increased considerably year-on-year in both segments.

In the table below, we derive EBITDA for the T-Online Group from the operating earnings posted by the two segments Germany and Rest of Europe.

Millions of €	Dec. 31, 2003	Dec. 31, 2002	Change	in %
Operating earnings (before goodwill amortization)				
Germany	332.8	134.3	198.5	147.8
Rest of Europe	(62.4)	(99.8)	37.4	37.5
Reconciliation	0.2	1.1	(0.9)	(81.8)
Group	**270,6**	**35.6**	**235.0**	**660.1**
Depreciation and amortization				
Germany	56.5	63.9	(7.4)	(11.6)
Rest of Europe	16.7	13.7	3.0	21.9
Group	**73.2**	**77.6**	**(4.4)**	**(5.7)**
Other taxes				
Germany	0.1	0.1	0	0
Rest of Europe	0.4	2.1	(1.7)	(81.0)
Group	**0.5**	**2,2**	**(1.7)**	**(72.7)**
EBITDA				
Germany	389.4	198.3	191.1	96.4
Rest of Europe	(45.3)	(84.0)	38.7	46.1
Reconciliation	0.2	1.1	(0.9)	(81.8)
Group	**344.3**	**115.4**	**228.9**	**198.4**
EBITDA excluding extraordinary effects				
Germany	365.8	157.0	208.8	133.0
Rest of Europe	(45.3)	(84.0)	38.7	46.1
Reconciliation	0.2	1.1	(0.9)	(81.8)
Group	**320.7**	**74.1**	**246.6**	**332.8**

In the Germany segment, operating earnings rose by EUR 198.5 million to EUR 332.8 million and EBITDA by EUR 191.1 million to EUR 389.4 million, primarily thanks to the 16.4 percent growth in revenues and the reduction in goods and services purchased. Operating earnings and EBITDA also improved in the Rest of Europe segment, driven by a 37.4 percent increase in revenues and the reduction in input costs. Operating earnings were up by EUR 37.4 million to a negative EUR 62.4 million, while EBITDA rose by EUR 38.7 million to a negative EUR 45.3 million. This means that the EBITDA shown below—excluding extraordinary effects—has been posted since the fourth quarter of 2002:

EBITDA (excluding extraordinary effects) in millions of €


100
80
60
40
20
0
53.1
75.8
80.8
81.0
83.2
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03

In view of T-Online International AG's share of almost 90 percent in the Group's most important earnings variables, the following notes on the earnings situation are based on figures for the Group as a whole.

Economies of scale increase earnings power.
T-Online's rigorous management of economies of scale is a crucial factor in its success. To this end, an efficiency matrix is assigned to every product and/or cost area at the beginning of the year. Each unit is committed to the goal of optimizing the ratio of costs to revenues.

In addition, this objective is being pursued by setting individual profit targets for executives. The earnings variables in the following overview clearly illustrate this positive trend.

Millions of €	2003	in %	2002	in %	Change 2003/02	in %
Net revenues	1,851.2	100.0	1,568.1	100.0	283.1	18.1
Goods and services purchased	754.9	40.8	798.7	50.9	(43.8)	(5.5)
Gross margin	1,096.3	59.2	769.4	49.1	326.9	42.5
Selling costs	526.3	28.4	438.9	28.0	87.4	19.9
Administrative costs	87.4	4.7	88.3	5.6	(0.9)	(1.0)
Operating profit (before goodwill amortization)	270.6	14.6	35.6	2.3	235.0	660.1
EBITDA	344.3	18.6	115.4	7.4	228.9	198.4
Earnings/(loss) before taxes	56.4	3.0	(449.8)	(28.7)	506.2	-
Income taxes	(96.9)	(5.2)	(43.1)	(2.7)	53.8	124.8
Group net loss	(37.7)	(2.0)	(489.7)	(31.2)	452.0	92.3
Cash contribution	254.6	13.8	9.5	0.6	245.1	-
Loss per share (€)	(0.03)	-	(0.4)	-	0.37	92.5

Profitability expressed by gross margin.
The increase of EUR 326.9 million in the gross margin to EUR 1,096.3 million, with revenues rising by EUR 283.1 million, was primarily due to the fact that goods and services purchased were trimmed by EUR 43.8 million to EUR 754.9 million (down 5.5 percent). Various cost savings contributed to this reduction.

In the Germany segment, cost reductions were above all achieved by even better utilization of diurnal traffic distribution as part of the peak load model for settling our input with Deutsche Telekom AG. T-Online International AG obtains its input on a capacity basis in both the broadband and narrowband segments. While input in the narrowband segment is charged in accordance with the maximum number of parallel sessions, the peak bandwidth, i.e. the maximum transmission capacity used, is the basis of calculation in the broadband segment.

In the Rest of Europe segment, the French subsidiary T-Online France, for example, reduced its input costs by incrementally purchasing its input from an alternative telecommunications provider.

Altogether, efficient resources deployment led to an increase of 10.1 percentage points in the Group's average gross margin for the year, taking it to 59.2 percent.

The following chart shows the quarter-by-quarter increases in the gross margin since the fourth quarter of 2002:

Gross margin in %



65
60
55
50
45
53.0
56.0
57.5
59.3
63.6
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03

Another major factor in the increase in gross margin—which will become more and more significant in the future—is the Group's concentration on high-margin revenue flows generated by the combined business model, especially in non-access operations.

Customer-related services increase selling costs.
Selling costs rose year-on-year by EUR 87.4 million to EUR 526.3 million (up 19.9 percent). As a percentage of revenues, these costs remained almost constant at 28 percent. In addition to the gratifying trend in subscriber numbers in the year under review, we reinforced our existing subscriber base not only by improving our spectrum but also by further boosting administrative performance, thanks among other things to enhancements in the call center area. The primary reasons behind the absolute increase in selling costs were the direct marketing measures and above-the-line campaign carried out by T-Online, particularly in the second half of 2003, together with the higher Customer Care Service costs occasioned by, among other things, the improved accessibility rate in our call centers. The first positive effects of these measures included the improved churn rate (changeover rate of customers), for example, which fell by around one percentage point compared with the prior year.

Greater cost efficiency in the administration area.
Thanks to extensive measures geared to ramping up the automation level of its internal processes and procedures, T-Online reduced administrative costs in the Group by EUR 0.9 million to EUR 87.4 million year-on-year, despite the substantial increase in revenues. As a result, administrative costs amounted to 4.7 percent of revenues (prior year: 5.6 percent).

Notes on individual items in the income statement.
Personnel costs rose year-on-year by EUR 19.6 million to EUR 166.0 million. The addition of 106 employees on the average payroll, taking it to 2,618 employees, and wage and salary hikes in the year under review both contributed to this increase. Accordingly, personnel costs account for 9.0 percent of Group revenues. This represents an improvement of 0.3 percentage points compared with the prior year.

As depicted in the chart below, productivity per employee advanced by EUR 83 thousand to EUR 707 thousand in 2003. This represents an increase of 13.3 percent.

Productivity per employee in thousands of €



800
600
400
200
0
422
624
707
2001
2002
2003

2001 was the first full year in which T-Online existed in its present form for an entire year, i.e. including T-Online France and Ya.com.

Other operating income decreased year-on-year by EUR 9.4 million to EUR 77.0 million. If the extraordinary effects from the sale of t-info GmbH and T-Motion plc. are excluded, other operating income amounted to EUR 53.4 million (prior year: EUR 45.1 million), a slight increase of EUR 8.3 million. Following the sale of t-info GmbH on May 28, 2003, directory operations in their various forms were concentrated at DeTeMedien, a subsidiary of Deutsche Telekom AG. In the broad portal network, the services of t-info GmbH were no longer a major factor in terms of reach. Further development of these services by taking equity stakes was thus no longer a focal point of the portal strategy (see Note 5 to the consolidated financial statements for more information on other operating income).

Goodwill amortization remained almost unchanged at EUR 353.9 million compared with the prior year.

Net interest income declined by EUR 17.4 million to EUR 110.9 million due to the changes in capital market trends. In 2003, interest rates decreased at the short end of the yield curve. Interest rates in the longer-term maturities range remained almost unchanged. T-Online invests its liquid assets strategically in interest-bearing investments while aiming for the greatest possible flexibility on a rolling basis.

Profitability of T-Online International AG results in income taxes.

Income tax expenses of EUR 96.9 million were reported in the year under review, a consequence of the positive trend in T-Online International AG's results. Adjusted to take account of extraordinary effects, the Group's average tax ratio is around 39 percent.

Appropriation of profits.

T-Online International AG, the Group's parent company, reported income after taxes of EUR 288.8 million in 2003 (prior year: EUR 205.3 million), all of which was credited to revenue reserves by the Board of Management on preparing the 2003 financial statements.

With EUR 193.6 million from income after taxes—after a loss carryforward amounting to EUR 11.7 million—in revenue reserves from the prior year, a total of EUR 482.4 million is available for future dividend payouts to shareholders. The Board of Management and the Supervisory Board will propose to the Ordinary Shareholders' Meeting that there be no dividend payout to shareholders for 2003.

4. Capital expenditures.

T-Online's investment activity was EUR 16.2 million lower than in the prior year, with real capital expenditure amounting to EUR 89.7 million. This is due to the fact that T-Online International AG, in particular, had in preceding years invested substantially in innovative, forward-looking technologies, such as the introduction of new billing systems. The real capital expenditure in the 2003 financial year mainly focused on technical equipment such as routers, switches and servers.

Regarding the intangible assets included in the figure for real capital expenditure, most of the amount capitalized in the year under review represented standard software packages, software developed in-house, and licenses.

A total of EUR 9.9 million was invested to acquire shares in companies and to provide subsidiaries and associated companies with capital resources and loans.

5. Financial situation.

Once again, T-Online combined high operating profitability with a year-on-year increase in its cash inflow. With net cash provided by operating activities increasing by EUR 242.6 million to EUR 455.7 million, cash flow per share was up by 20.2 cents to 37.2 cents.

The financial situation of T-Online according to the cash flow statement is shown below from a commercial standpoint and in summarized form from 1999; cash and cash equivalents falling due in less than three months are combined with short-term investments with a longer maturity (the Statement of Cash Flows according to IAS 7 precedes the Notes to the Consolidated Financial Statements).

Millions of €	1999	2000[2]	2001[1]	2002	2003
Net cash provided by/used for operating activities	**26.5**	**195.4**	**(195.3)**	**213.1**	**455.7**
Net cash used for operational capital expenditure	**(24.2)**	**(255.9)**	**(102.1)**	**(139.1)**	**(68.4)**
- Capital expenditure on non-current assets	(24.8)	(247.8)	(107.9)	(175.4)	(99.6)
- Net change in marketable securities	0	(8.4)	4.5	4.7	0
- Proceeds from the sale of non-current assets	0.6	0.3	1.3	31.6	31.2
Net cash used for/provided by financing activities	**(12.5)**	**3,926.5**	**(3.3)**	**0.5**	**0.3**
Change in monetary assets	**(10.2)**	**3,866.0**	**(301.7)**	**74.5**	**387.6**

[1] Repayments of debts to Deutsche Telekom AG led to the negative cash flow used for operating activities in 2001.

[2] Cash inflows from the IPO led to the high cash flow provided by financing activities of almost EUR 4 billion.

The year-on-year increase of EUR 387.6 million in monetary assets was largely the result of the positive net cash provided by operating activities, which amounted to EUR 455.7 million in the 2003 financial year.

Based on EBITDA of EUR 344.3 million, this was achieved primarily by means of the interest received (EUR 140.7 million) and the increase in liabilities to Group companies (EUR 80.2 million) set against tax payments of EUR 85.1 million.

In the year under review, the cash outflow of negative EUR 68.4 million from net cash used for operational capital expenditure concerned real capital expenditure and financial investments financed entirely by the cash flow provided by operating activities. Taking account of the investments arising from changes in the maturities of medium-term monetary investments amounting to EUR 587.2 million (prior year: EUR 697.6 million), net cash used for investing activities as reported in the Statement of Cash Flows according to IAS 7 (shown in detailed form prior to the notes to the consolidated financial statements) amounts to negative EUR 655.6 million (prior year: negative EUR 836.7 million).

Taking into account EBITDA of EUR 344.3 million and real capital expenditure of EUR 89.7 million, the cash contribution amounted to EUR 254.6 million in the year under review (prior year: EUR 9.5 million).

6. Net worth.

In comparison with December 31, 2002, the total assets of T-Online climbed by EUR 52.8 million to EUR 5,946.3 million. The main asset components of this increase were the rise in financial investments as a proportion of current assets versus the reduction in non-current assets resulting from depreciation and amortization. The main item on the equity and liabilities side, the increase in short-term borrowings, particularly from Deutsche Telekom AG.

The following chart depicts the balance sheet structure of the T-Online Group:

Balance sheet structure in millions of €



Assets
Liabilities
6,000
5,000
4,000
3,000
2,000
1,000
0
Goodwill
Other non-current assets
Receivables
Monetary assets
Shareholders' equity
Provisions
Liabilities
2002
2003
2003
2002

The main performance indicators are summarized in the table below.

Millions of €	Dec. 31, 2003	Dec. 31, 2002	1.1.2002	Change
Total assets	5,946.3	5,893.5	6,307.1	52.8
Shareholders' equity	5,480.0	5,517.7	6,005.8	(37.7)
Equity ratio (%)	92.2	93.6	95.2	(1.4)
Goodwill	1,148.9	1,496.0	1,843.8	(347.1)
Monetary assets	4,051.9	3,664.3	3,589.8	387.6

Equity ratio remains constant.
As of the balance sheet date, Group shareholders' equity and the equity ratio remained almost unchanged at EUR 5,480.0 million and 92.2 percent compared with December 31, 2002. The slight decline was caused by the fact that T-Online's group result almost broke even, despite goodwill amortization of EUR 353.9 million.

As of December 31, 2003, Deutsche Telekom AG held 73.93 percent of T-Online International AG's subscribed capital.

Non-current assets impacted by goodwill.
The goodwill reported under non-current assets has decreased by EUR 347.1 million due to amortization and some insignificant additions.

Further increase in T-Online's monetary assets.
T-Online's monetary assets increased by EUR 387.6 million due to the high operating cash flow in the year under review. The following chart shows the trend in monetary assets since 1999:

Development of liquid assets in millions of €


5,000
4,000
3,000
2,000
1,000
0
25.5
3,891.5
3,589.8
3,664.3
4,051.9
1999
2000
2001
2002
2003

Proceeds of IPO in 2000.

Non-current assets covered.
The non-current assets are fully covered by long-term finance (shareholders' equity and pension provisions).

Short and medium-term liabilities amounted to EUR 448.1 million as of the balance sheet date (December 31, 2002: EUR 359.1 million). These are counterbalanced by short and medium-term investments amounting to EUR 4,051.9 million (December 31, 2002: EUR 3,664.2 million).

7. Procurement.

Procurement focuses on platform services and data transmission.
In the 2003 financial year, as in the previous year, T-Online's procurement volume stood at around EUR 1.2 billion. Once again, T-Online International AG accounted for the major share with around EUR 1.1 billion. Classified by merchandise category, more than half of the goods and services worth around EUR 618 million were accounted for by the platform and data transmission services required, while around EUR 255 million—or almost a quarter—is attributable to IT services, hardware and software.

Leveraging intra-Group synergies.
Within the Telekom Group, T-Online harnesses the advantages of Group-wide cooperation in the field of purchasing on external procurement markets, thereby achieving considerable cost savings. In this context, T-Online benefits from better purchasing terms principally through bulk effects by tapping the Group's existing framework contracts forged with external suppliers. Additional purchasing synergies are generated by joining forces with other Group companies in demand bundling, standardization and the deployment of uniform purchasing systems.

Suppliers within the Telekom Group are subject to external competition as a matter of principle. This ensures that procurement transactions reflect standard market terms and conditions.

T-Online International AG hones purchasing process efficiency.
In addition to fully electronic generation and processing of internal purchase requests based on the eBEST e-procurement system, T-Online International AG also introduced electronic order placement with vendors in the year under review. These electronic catalogs facilitate employees' product selection, while accelerating the ordering process by sourcing goods directly from suppliers online. Moreover, the groundwork was performed for additional process and business optimizing measures, for example, the preparation of many additional electronic catalogs.

8. Research and development.

The software components T-Online draws on in implementing its Internet Media Technology Framework are essentially based on open and flexible Internet standards. Systematic development processes are required to adapt these standard products to T-Online's specific requirements. T-Online does not conduct research as defined by commercial law. However, T-Online secures early access to innovative technologies for use in new products by applying innovation management and through the T-Online Venture Fund. In this area, the Company is also increasingly cooperating with leading colleges and universities to gain efficient access to relevant expertise.

Instead of conducting conventional research, T-Online is aiming for a position where, by developing prototypes, it can tap into and draw on the input of external suppliers at an early stage and integrate their pre-products into its own offerings.

On the development side, T-Online is striving to achieve constant, ongoing optimization of the information and telecommunications framework for the benefit of future product development as well as the operational efficiency of applications and the Company itself. Particular importance is attached to investment in the overall architecture of the product and service range as well as the entire organization's IT infrastructure, including decentralized customer service units.

T-Online's development costs amounted to EUR 54.6 million in the year under review (prior year: EUR 37.0 million). In addition, development costs of EUR 9.0 million were capitalized for software developed in-house.

Development of the flexible, comprehensive CESIB (customer, entry, services, intermediation, back-end) IT architecture model is a salient example of a T-Online development project and represents a major step toward securing the future viability of IT investments. Its central features are smooth interaction between the various applications and features of the T-Online product and service platform, as well as simple integration of new products.

Other development projects dealt with planning and control instruments geared to increasing the transparency of T-Online's entire operating activities.

T-Online's approach to research and development is enabling it to strike a commercially sound balance between development input, expenses and operating results in the interest of high cost efficiency on the one hand, while on the other ensuring that major new developments are recognized at an early stage and integrated into the Company's own range of products and services.

9. Human resources report.

T-Online's employees are active in the dynamic Internet sector, an environment characterized by rapid change. In order to remain one step ahead of current trends and developments, T-Online employees undergo regular further training and qualification as a matter of course.

Company staff benefit from numerous opportunities for advancing their career and personal development. T-Online offers an array of measures supporting these aims and activities. Notable aspects here are the advancement and promotion of junior staff, an international trainee program and the structured further training of executive officers in courses and programs tailored to T-Online's requirements.

Workforce development and personnel costs.
The number of persons employed by T-Online again increased slightly in the year under review. The average workforce during the year grew by 106 employees to 2,618. As of the balance sheet date, the workforce remained almost unchanged compared with December 31, 2002 at 2,591.

The number of persons employed in the Group has developed as follows since 1999:

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003
Germany	949	1,931	1,839	1,835	1,909
Rest of Europe	0	763	854	751	682
Group	**949**	**2,694**	**2,693**	**2,586**	**2,591**

Personnel costs increased by EUR 19.6 million to EUR 166.0 million (up 13.4 percent) in 2003. The increase in the average number of employees and wage and salary rises both contributed to this trend.

Employee survey 2002/2003 and implementation of findings.

At T-Online AG, employee commitment and satisfaction are regarded as essential success factors. Employee interviews are therefore carried out on a regular basis and their results used specifically toward enhancing employee satisfaction.

In the December 2002 survey, T-Online International AG achieved a high commitment index, positioning it among the top 30 percent of companies compared by NFO Infratest in Germany. The improvement measures resulting from the survey were implemented at all Company levels.

Family-oriented human resources policy.

The share of female staff employed at T-Online International AG is rising steadily and currently stands at 38 percent. This proportion is also increasing further in the predominantly technical areas of the Company and female members of staff also hold a number of executive positions. Implementing our human resources mission and policies also entails guaranteeing the compatibility of family and work, and paving the way for more female members of staff to assume senior technical and managerial posts. Establishing concepts that enable employees to combine vocational and family life is regarded as a key task. In addressing this issue, T-Online is working on a flexible working hours model as well as a Company childcare concept.

10. Sustainability.

T-Online's social responsibility.

A keen awareness of responsibility toward society is part of T-Online's basic philosophy. Consequently, commitment to societal issues is firmly established as a key element of our corporate culture.

Advancing and promoting the interests of children and young people is one of the focal areas of this commitment. In a joint campaign with Deutsche Telekom AG, around 34,000 schools in Germany were connected to the Internet and the t@school initiative was launched to promote the media competence of children and teenagers. At the same time, the Company supports the "Children for a better world" organization.

In addition to taking on specific areas of responsibility, T-Online is also active as a "corporate citizen" at regional level, as reflected by the Company's sponsorship of the Senckenberg Museum in Frankfurt, a major European natural history museum, as well as its cooperation with the Schirn-Kunsthalle art gallery, also in Frankfurt.

Protection of children and young persons.

As a major Internet service provider, T-Online acknowledges and honors its responsibility to society with regard to the concerns of youth protection legislation. In particular, T-Online takes the obligations laid down by the new youth protection legislation very seriously and has implemented the following measures geared to further reinforcing the protection of children and teenagers:

- Appointment of a youth protection officer responsible for ensuring compliance with youth protection legislation.
- Classification of all T-Online pages in accordance with the ICRA standard (Internet Content Rating Association). This enables users to filter out content on the Web potentially harmful to young persons by way of the freely available ICRA software or MS Internet Explorer.
- Protection from Internet pages harmful to young persons by way of the child protection software in the T-Online family package (Familien-Paket). The software guarantees access for children aged between 6 and 12 to more than two million Web sites which have been examined and approved by media educationalists, and also allows users to set surfing time and budget limits.
- Development and installation of an age verification system allowing primary users to issue individual age restrictions on specific T-Online content for himself/herself and every co-user. This ensures that children and younger teenagers can only view content that is suitable for their age and stage of development on T-Online.

Social charter.
In exercising its responsibility toward society now and in future, T-Online will be integrating the Deutsche Telekom Group's social charter into its own general terms and conditions for purchasing and external service providers. The foundations and principles of responsible action as a commercial undertaking, especially regarding the observance of human rights and the principle of equal opportunities, are firmly established in the social charter.

Environmental responsibility.
T-Online also attaches great significance to the environmental impact of its activities. Retailing over the Internet, for example, creates potential for enhancing resource efficiency in transaction processes. The developing market for digital goods, in particular, is opening up potential for the sustained uncoupling of merchandise consumption and the utilization of resources. In this context, T-Online launched platforms for the distribution of videos and music in 2003.

11. Locations.

Apart from Group headquarters in Weiterstadt, T-Online International AG conducted its business operations in the year under review at additional locations in Kiel (call center), Oldenburg (call center) and Ulm (technology). Each of the main subsidiaries, on the other hand, employs its staff at a single location. The largest foreign subsidiaries have their head offices in Paris (T-Online France) and Madrid (Ya.com) respectively.

12. Future risks.

The diversity of T-Online's business segments, from Internet access to content offerings, exposes it to many risks. Consequently, integral risk management is a major priority for T-Online management, extending far beyond fulfillment of the legal requirements laid down by the Control and Transparency in Companies Act (KonTraG). In this way, the Board of Management of T-Online International AG is fulfilling its obligations under Sec. 91 (2) of the German Stock Corporation Act (AktG) regarding the establishment of a monitoring system enabling the early and timely detection of any developments that could jeopardize the continued existence of T-Online.

Over and above the legal obligation to set up an early warning system for risks, T-Online perceives risk management as an integral corporate task to make use of opportunities that arise, as well as monitoring, reducing or preventing potential risks. To ensure close dovetailing with the Company management, the 'Risk Management' function, which extends beyond a mere early warning system for risks, is handled by the Controlling division. This guarantees its direct integration into the corporate planning process and operational company management.

As part of the systematic, integral risk management process, the Risk Management department carries out a quarterly risk survey in the operational units. This guarantees that risks are directly identified and assessed in detail by the persons responsible. The completeness of feedback is also a special priority in this area, as the overall risk situation cannot otherwise be fully depicted.

The risk reports are managed by Risk Management in a separate RIMA software tool. This tool was developed by Deutsche Telekom AG and is utilized by T-Online International AG on its own responsibility for the T-Online Group. Its capabilities include assessment of risks according to standardized value limits, documentation of information and countermeasures and, most importantly, generation of an overall risk portfolio depicting all risks T-Online faces according not only to the extent and scale of risks but also the probability of their occurrence. In addition, reciprocal risk relationships are shown so that risks are not presented in an isolated manner, but are mapped in a comprehensive, integral perspective. This ongoing risk reporting and assessment process also entails generating a quarterly risk report addressed to the Board of Management and the Supervisory Board of T-Online International AG, summarizing the risk situation and proposed countermeasures.

As part of the audit of the financial statements of T-Online International AG as of December 31, 2003, the auditor confirmed that the monitoring system to be set up by the Board of Management is capable of performing its tasks and thereby recognizing at an early stage developments endangering the continued existence of T-Online International AG.

Macroeconomic and political risks and opportunities.
In view of the diversity of T-Online's business operations in the combined business model, the Company is impacted by the general political situation. Political instability in particular involves risks for T-Online as an information medium; on the other hand, corresponding events lead to greater demand for information and therefore open up opportunities for the Internet as a medium. Current consumer reticence, fueled by ongoing domestic policy debates on the tax and social security system as well as the strained labor market situation, is impacting general consumer spending. Especially relevant for T-Online in this context are spending on media use and the Internet's 'share of wallet' as a ratio of aggregate consumer spending on media, in competition with other established media such as print media and TV.

Industry risks.
The Internet market continues to be characterized by powerful dynamics and rapid change. Consequently, the major challenges facing T-Online include adapting the combined business model flexibly to the changed competitive conditions by developing it continuously, as well as maintaining the portfolio's customer appeal through ongoing innovation. The inherent risk in this area is that the Company may not be able to satisfy customer expectations fully with a number of products and services. Therefore, customer benefits and usability are tested intensively prior to a product launched in order to avert such risks.

Procurement, production and sales risks.
The greatest risk on the procurement side is the failure of the Internet infrastructure which T-Online purchases from Deutsche Telekom AG. This infrastructure comprises the IP backbone, including peering capacities. Basically, the total failure of the backbone is regarded as highly unlikely due to its underlying multiple path architecture. At worst, failures would lead only to longer response times of the affected servers or Internet services, and would not spell the collapse of Internet traffic. Bought-in peering capacities could break down as the result of a terrorist attack, although this could also be offset by multiple routing. Hence, T-Online's Internet access range would only be partly affected in such cases.

The primary risk for T-Online in the fields of production and sales is a failure of T-Online's own computing centers; this could either partly or fully prevent the Company from offering its own range of portals and services. A complete failure of the server infrastructure for which T-Online is responsible must, however, be regarded as improbable since all of the systems are redundant, and recovery programs are also on hand.

The current threat emanating from new PC viruses and from hacker attacks as in the past represent a potential risk for T-Online's portals and services. The risk is heightened primarily by the diverse nature of attacks, and their impact may also vary to a very considerable extent. Potential impact ranges from the functional disruption of certain services to the non-availability of particular portals or servers. Countermeasures taken by T-Online include the continuous improvement of internal security systems with more efficient firewalls, more complex access surveillance and the deployment of constantly updated virus scanners.

Regulation risks.
The totality of regulation risks constitutes a significant risk factor. The ensuing risks stem from substantial tightening of telecommunications regulation expected to result from the draft amendment to the Telecommunications Act (TKG) in Germany. This will incorporate the EU directive into national law.

T-Online International AG has set up a new department for the sole purpose of tracking and factoring in the entire regulatory framework.

Country-specific risks.
Country-specific risks, in other words geopolitical risks, are of secondary importance for T-Online as T-Online International AG is currently operating subsidiaries in western Europe only. In principle, however, the risk remains that the international holdings and cooperation agreements will be unable to achieve their planned results due to the impact of specific market and competitive conditions in the respective countries. Besides the continuous improvement of cost efficiency, countermeasures increasingly entail the targeted leveraging of synergies within the T-Online Group.

Liquidity, interest and currency translation risks.
T-Online's solvency is not endangered in view of the high level of liquidity at the disposal of T-Online International AG, reflected by cash in banks amounting to EUR 260.9 million and short-notice fixed-term deposits at Deutsche Telekom AG totaling EUR 3,791.0 million on the balance sheet date.

T-Online International AG manages possible interest risks centrally and in a systematically risk-averse manner by responding promptly to changes on the money and capital market within the scope of its rolling financial investment policy.

Farther-reaching interest rate risks arising from financing instruments do not affect T-Online, since there were no liabilities from loans or bonds in the year under review.

In the 2003 financial year, currency translation risks with impact on income affected T-Online only slightly as the Company's operations were largely confined to the euro zone. Wherever currency translation risks impacting income could be discerned, these were hedged using forward exchange operations (see Note 34 in the notes to the consolidated financial statements for the treatment of cash flow hedges).

Legal risks.
In view of the multiplicity of contractual relationships in which T-Online is involved, the Company is exposed to the fundamental risk of lawsuits, court cases or objections, for example, in connection with its marketing campaigns.

Viewed overall, there are no risks jeopardizing the continued existence of T-Online at the present time.

13. Significant events after the balance sheet date.

Acquisition of the Scout Group.
T-Online's aim is to use its combined business model comprising access and non-access business in order to complement its already highly developed Internet access operations and their clear emphasis on broadband connections with steadily growing revenue flows from business segments such as e-commerce and services. The extension of the value chain in vertical portals by specialized and focused Internet offerings is an additional measure to this end, and online classified ads represent a significant component.

As of December 10, 2003, the Supervisory Board of T-Online International AG approved the full acquisition of Scout24 AG of Baar, Switzerland from the private equity company Beisheim Holding Schweiz. The acquisition was authorized by the German antitrust authorities on February 5, 2004 and by the Austrian antitrust authorities on February 6, 2004. The purchase price, subject to agreed closing adjustments, is around EUR 180.0 million in cash and also includes the adoption of a shareholder loan.

Under the umbrella of Scout24 AG, T-Online International AG is acquiring all of the shares held by Scout24 in the companies AutoScout24, ImmobilienScout24, JobScout24, FinanceScout24, FriendScout24, Scout24 Schweiz AG and TopJobsScout24, as well as other Scout24 brands. The Scout24 marketplaces are active in Germany, Switzerland and other European countries.

The following diagram provides an overview of the Scout group's basic structure:



SCOUT 24
AUTO SCOUT 24
IMMOBILIEN SCOUT 24
JOB SCOUT 24
FINANZ SCOUT 24
FRIEND SCOUT 24

The Scout group's consistent umbrella brand strategy has created a strong awareness level on the German market among others, and the group has positioned itself successfully in the field of online classified ad markets. The company is active online under a unified umbrella brand on the traditional classified ad markets for used vehicles, property, jobs and dating, and has already achieved very strong market positions.

Extending rate plan offerings.
Innovative content and attractive rate plans geared toward multimedia usage scenarios are key success criteria for the Company's further development.

As of February 2, 2004, T-Online has geared its tariff system to the demands of the broadband future by adding access packages that are keeping abreast of the rapid pace of current developments. Apart from new rates for usage, the strategy is focused on additional service enhancements under existing rates for the broadband Internet. As a result, the T-Online rate portfolio is now even more attractive, especially for customers with T-DSL and T-DSL 1500 connections.

In this way, we are making an important contribution to the future of the Internet and are pleased to note that the importance of broadband technology for Germany's future as an economic location has been recently confirmed by government policymakers.

At the beginning of December, the Federal Government in Berlin adopted the "Information Society Germany 2006" program of action, in which broadband Internet is described as an important component for safeguarding Germany's innovative strength. The program of action aims to establish broadband technology as the prevailing Internet access technology by 2005.

The high-speed Internet's growth story is directly linked to the ever-increasing range of content offerings making the most of today's technology potential. Rolling out a rich array of new offerings, T-Online impressively underscored its innovative strength in 2003.

Overview of the T-Online International AG rate portfolio since the beginning of 2004.

	Basic fee (€)	Price for additional usage (€ cents)
Broadband		
dsl surftime 30	9.95	1.59/min.
dsl surftime 60	16.95	1.59/min.
dsl surftime weekend	19.95	1.59/min.
dsl pro	24.95	1.59/MB
dsl surftime 1500 MB	9.95	1.59/MB
dsl surftime 3000 MB	16.95	1.59/MB
dsl surftime 6000 MB	24.95	1.59/MB
T-DSL flat (768 kbit/s.)	29.95	
dsl flat 1500	59.95	
Narrowband		
surftime 30	16.95	1.59/min.
surftime 60	29.95	1.59/min.
eco	4.95	1.59/min.
by call		1.99/min.
		Price in € cents
Options		
Comfort package	+ € 4.95 per month	
Profi eMail 25 MB; 100 MB, 250 MB	+ € 1.95 per month	+ € 1.95; + € 7.95
Family Package	+ € 4.95 per month	
Office Package	+ € 4.90 per month	

14. Outlook.

The Internet's future is broadband.

Based on the forecasts issued by the majority of economic research institutes, T-Online is anticipating a slight revival in the general economic trend in western Europe. This also applies to Germany as the largest market in Europe.

With regard to the Internet sector, still a young growth market, T-Online expects to see above-average growth in both Germany and the European Union as a whole.

Now that the Internet has established itself as the fourth mass medium, T-Online, in terms of its ongoing corporate development in 2004, is anticipating further gains by the online market in relation to the overall market, especially in those service and product areas in which the advantages of the Internet over conventional media and distribution channels have become unmistakable. In view of the diverse options and formats, particularly in the entertainment segment, we regard the future of the Internet primarily in combination with broadband access.

As in the past, we are expecting the purchase of goods and services to gain greater acceptance on the basis of our customers' ever-increasing quality demands. We are striving to keep satisfying these demands, also in the upcoming financial year.

Since its IPO in 2000, T-Online International AG has consistently followed the path toward high profitability and growth on the basis of the combined business model, while at the same time according quality increasing precedence over quantity. In the year 2004, we will continue to pursue this course both in individual segments and also as a Group.

Broadband opens up opportunities for new products and services in new market segments.

Bolstered by experience gained in the year under review as an innovation and market leader in numerous service and product areas, such as paid content, we will address the needs of our customers in an even more targeted manner in 2004, with special emphasis on the entertainment budget.

From the beginning of 2004, T-Online International AG will be fielding its new, TV-based T-Online Vision offering, a strong bid to captivate viewers across the nation. Based on set-top boxes merging TV and digital video recorder capabilities, T-Online is ushering in an array of attractive products optimized for use on the TV screen. Developed and marketed by partners, the set-top boxes will deliver video on demand offerings in outstanding image quality and with a broad range of Hollywood movies, an "Electronic Program Guide" (EPG) enabling remote digital video recorder programming from any Internet-enabled PC worldwide, as well as a mail service.

The scenario outlined above represents the consistent further development of the T-Online Vision on PC offerings already available today. In addition to participating in overall market growth in the Internet sector, we expect to once again derive additional benefit from the further development of our combined business model. Major events during 2004 will be generating additional growth momentum, such as the European Soccer Championships and the summer Olympic Games in the sporting sphere, in combination with our non-access services and the rising acceptance of broadband rate plans. In the process, we will be strongly promoting broadband as a technology of the future, and will be investing more heavily in this area, especially over the next few years. These activities will revolve around the development areas as well as customer acquisition.

T-Online is not alone in its belief that the importance of broadband for the development of the Internet will be particularly pronounced in Germany. Between 2002 and 2008, according to the Deutschland Online survey conducted in 2003, leading media companies are anticipating the number of broadband Internet connections to treble to around 12.6 million. In other words, German media companies expect around 30 percent of all German households to have broadband Internet access by 2008.

Expectations of leading media regarding the development of broadband Internet connections in Germany.

Connections in millions



15
10
5
0
3.2
6.9
12.6
2002
2005
2008

Survey: Deutschland Online—development prospects of the media and Internet markets

Growth forecast for e-commerce and advertising.

Building on the broadband access end users enjoy in Germany, other revenue flows such as e-commerce and advertising will increasingly participate in this trend.

However, we do not believe that this will be a purely German phenomenon. We expect the Internet will become increasingly well established across Europe, asserting itself more and more over traditional distribution channels and formats in terms of competitive edge vis-à-vis end consumers.

Our foreign subsidiaries in particular, with partially still low-level Internet penetration in their respective countries, are striving to enhance the positions they already hold in the broadband segment and generate revenue growth by expanding their broadband portal offerings. The main priority, though, will be to achieve profitability as quickly as possible, enabling an attractive future market position fueled by secured organic or inorganic growth.

As in 2003, we expect the steady growth in Internet users to continue. And as in the 2003 financial year, our credo will remain putting quality before quantity.

Moreover, we are convinced that the acceptance of commerce and shopping over the Internet will benefit from the steady advance in broadband access. This view is also held by the experts at Jupiter Research, who expect growth in the e-commerce segment to accelerate once again over the next few years.

E-commerce sales in Germany in millions of €



15,000
10,000
5,000
0
+33%
Average annual growth rate
6,608
9,114
12,236
2003
2004
2005

Source: Jupiter European Online Commerce Model 07/2002

Many analysts anticipate an upswing in the advertising market for the 2004 financial year. However, highly ambitious forecasts for 2003 on the part of research experts failed to materialize. T-Online is well poised for every development—among other things, through its own subsidiary, Interactive Media CCSP AG—with a view to participating in any potential market recovery.

Online advertising sales in Germany in millions of €



600
400
200
0
+36%
Average annual growth rate
324
444
599
2003
2004
2005

Source: Jupiter Online Ad Sales 04/2003

Sustainability.
In the future, T-Online will continue to acknowledge and honor its responsibility with regard to its role in society, the environment and the Company's activities surrounding the Internet as a medium.

By laying the cornerstone for our new corporate headquarters at the heart of Darmstadt, we have clearly underscored our future commitment to the Darmstadt location.

Investment, research and development, procurement and human resources.
In recent years, T-Online had already paved the way for efficient growth by investing in new forward-looking technologies, especially in process optimization, as well as in the Company's workforce. Consequently, we do not expect to see any significant increases in these areas in 2004.

In the future, T-Online will continue to ensure that in the research and development field, key technologies can be evaluated, tested and integrated into product development at an early stage by engaging in selective innovation projects, for example, also with partners from the Deutsche Telekom Group. The current innovation areas include topics such as enhanced user interfaces, the media platforms of the future, the use of compression techniques as well as rights management for media content.

In the procurement arena, we will aim for further cost optimization, especially by leveraging synergies throughout the Telekom Group and increasingly by exploiting economies of scale within the T-Online Group.

T-Online continues to aim for profitable growth.
Regardless of individual revenue categories, T-Online is aiming for further overall revenue increases accompanied by additional gains in profitability. This, in turn, will lead to greater cost efficiency thanks to process automation and optimization, as well as the exploitation of economies of scale.

Over the next few years, T-Online will continue to engage in the development of high-margin products, while also taking up the challenge of harnessing the Internet's unique advantages as a distribution medium over traditional sales channels in a more decisive and efficient manner with regard to all present and future customers, suppliers and service providers. In addition, we expect to see further market shakeouts in the Internet sector on a European level. We will continue to analyze the markets meticulously and make acquisitions to bolster our market position should such steps be regarded as expedient.

In addition to EBITDA, earnings before taxes will be the main yardstick of our earnings power in 2004. Due to the "impairment only" approach also provided for by IFRS, T-Online is not anticipating any further amortization of goodwill from the 2004 financial year onwards. Consequently, the Company is expecting to post a pre-tax profit as well as positive Group net income.

The financing of T-Online is secured by the Company's current capital resources and the expected positive Group net income.

At present it is not possible to make any statements on T-Online's dividend policy in 2005 for the 2004 financial year, as this will depend on business developments in the course of the financial year.

Our financial strength continues to be reflected by the net cash generated by operating activities and the cash contribution. In future, the free cash flow variable will take on increased significance in the management of our business operations.

Darmstadt, February 13, 2004
T-Online International AG
The Board of Management

Thomas Holtrop   Veronika Altmeyer

Rainer Beaujean   Burkhard Graßmann

Thomas Hille   Andreas Kindt

Consolidated financial statements.

Consolidated statement of income.

For the period January 1 to December 31, 2003.

Millions of €	Note	2003	2002
Net revenues	**(1)**	**1,851.2**	**1,568.1**
Goods and services purchased	(2)	(754.9)	(798.7)
Gross margin		**1,096.3**	**769.4**
Other cost of sales	(3)	(279.2)	(283.7)
Gross profit		817.1	485.7
Selling costs	(4)	(526.3)	(438.9)
Administrative costs		(87.4)	(88.3)
Other operating income	(5)	77.0	86.4
Other operating expenses	(6)	(9.8)	(9.3)
Operating profit (before goodwill amortization)		270.6	35.6
Goodwill amortization	(7)	(353.9)	(348.7)
Net result from associated companies	(8)	29.3	(263.3)
Interest income, net	(9)	110.9	128.3
Impairment charges against financial assets		(0.5)	(1.7)
Results before taxes		**56.4**	**(449.8)**
Income taxes	(10)	(96.9)	(43.1)
Loss after taxes		**(40.5)**	**(492.9)**
Loss applicable to minority shareholders	(11)	2.8	3.2
Group net loss		**(37.7)**	**(489.7)**
Loss per share in €	**(12)**	**(0.03)**	**(0.40)**
EBITDA		**344.3**	**115.4**

Consolidated balance sheet.

As of December 31, 2003.

Millions of €	Note	Dec. 31, 2003	Dec. 31, 2002
ASSETS			
Non-current assets			
Goodwill	(16)	1,148.9	1,496.0
Other intangible assets	(16)	65.4	65.4
Property, plant and equipment	(17)	103.6	97.9
Investments in Group companies	(18)	0.1	11.3
Investments in associated companies	(18)	162.2	130.4
Other financial assets	(18)	2.3	0.0
Receivables from Group companies	(20)	1,215.8	0.0
Deferred tax assets	(19)	184.8	179.8
		2,883.1	**1,980.8**
Current assets			
Inventories	(20)	1.7	0.0
Trade accounts receivable	(20)	164.9	113.4
Receivables from Group companies	(20)	2,611.9	3,497.7
Receivables from associated companies	(20)	2.6	1.3
Other current assets and prepaid expenses	(20)	20.8	31.6
Marketable securities	(21)	0.4	0.4
Cash in banks/petty cash	(21)	260.9	268.3
		3,063.2	**3,912.7**
		5,946.3	**5,893.5**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Subscribed capital	(23)	1,223.9	1,223.9
Additional paid-in capital	(24)	5,775.3	5,775.0
Revenue reserves	(25)	(1,481.4)	(991.7)
Currency translation adjustment		0.0	0.2
Revaluation of financial instruments		(0.1)	0.0
Group net loss		(37.7)	(489.7)
		5,480.0	**5,517.7**
Minority interests		**(0.5)**	**2.1**
Non-current liabilities			
Provisions for pensions and similar obligations	(27)	10.1	7.2
Deferred tax liabilities	(19)	8.6	7.4
		18.7	**14.6**
Current liabilities			
Other short-term provisions	(28)	64.9	92.2
Short-term debt	(29)	0.0	0.0
Liabilities to Group companies	(29)	116.5	36.3
Trade accounts payable	(29)	186.8	171.9
Other short-term liabilities and deferred income	(29)	79.9	58.7
		448.1	**359.1**
		5,946.3	**5,893.5**

Consolidated statement of cash flows.

For the period January 1 to December 31, 2003.

Millions of €	Note	2003	2002
Group net loss		**(37.7)**	**(489.7)**
Losses applicable to minority shareholders		(2.8)	(3.2)
Depreciation and amortization of non-current assets		427.1	426.3
Interest income, net		(110.9)	(128.3)
Income taxes		96.9	43.1
Realized losses from disposals of non-current assets		(21.2)	(38.8)
Net result from associated companies		(29.3)	263.3
Increase in pension provisions		2.9	1.3
(Decrease)/increase in other short-term provisions		(27.2)	52.7
Increase in trade accounts receivable		(51.5)	(32.6)
Increase in trade accounts payable		14.9	21.8
Other changes		139.3	0.9
Income taxes paid		(85.1)	0.0
Interest paid		(0.4)	(0.7)
Interest received		140.7	97.0
Net cash provided by operating activities	**(30)**	**455.7**	**213.1**
Capital expenditure on intangible assets		(42.7)	(38.9)
Capital expenditure on property, plant and equipment		(47.0)	(67.0)
Capital expenditure on financial assets		(6.7)	(69.5)
Capital expenditure on investments in fully consolidated subsidiaries		(3.2)	0.0
Proceeds from the sale of non-current assets		3.8	31.6
Proceeds from the sale of investments in fully consolidated subsidiaries		27.4	0.0
Net change in short-term investments (exceeding 3 months to maturity) and marketable securities		(587.2)	(692.9)
Net cash used for investing activities	**(31)**	**(655.6)**	**(836.7)**
Increase in shareholders' equity		0.3	0.7
Decrease in medium and long-term financial liabilities		0.0	(0.2)
Net cash provided by financing activities		**0.3**	**0.5**
Net decrease in cash and cash equivalents (up to 3 months to maturity)		(199.6)	(623.1)
Cash and cash equivalents (up to 3 months to maturity) at beginning of year		268.3	891.4
Cash and cash equivalents (up to 3 months to maturity) at end of year		68.7	268.3

Consolidated statement of shareholders' equity.

Millions of €	Subscribed capital							
	Number of shares (thousands)	Millions of €	Additional paid-in capital	Revenue reserves	Currency translation adjustments	Revaluation of financial instruments	Group net loss	Total
Balance as of Jan. 1, 2002	**1,223,858**	**1,223.9**	**5,774.3**	**0.0**	**(0.7)**	**0.0**	**(991.7)**	**6,005.8**
Currency translation adjustment	0	0.0	0.0	0.0	0.1	0.0	0.0	0.1
Consolidation changes	0	0.0	0.0	0.0	0.8	0.0	0.0	0.8
Changes not recognized as income/(expense)	0	0.0	0.7	(991.7)	0.0	0.0	991.7	0.7
Net loss for FY 2002	0	0.0	0.0	0.0	0.0	0.0	(489.7)	(489.7)
Balance as of Dec. 31, 2002/ Jan. 1, 2003	**1,223,858**	**1,223.9**	**5,775.0**	**(991.7)**	**0.2**	**0.0**	**(489.7)**	**5,517.7**
Currency translation adjustment	0	0.0	0.0	0.0	(0.2)	0.0	0.0	(0.2)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Capital contributions	26	–[1]	0.3	0.0	0.0	0.0	0.0	0.3
Changes not recognized as income/(expense)	0	0.0	0.0	(489.7)	0.0	(0.1)	489.7	(0.1)
Net loss for FY 2003	0	0.0	0.0	0.0	0.0	0.0	(37.7)	(37.7)
Balance as of Dec. 31, 2003	**1,223,884**	**1,223.9**	**5,775.3**	**(1,481.4)**	**0.0**	**(0.1)**	**(37.7)**	**5,480.0**

[1] EUR 26 thousand increase in subscribed capital.

Notes to the consolidated financial statements.

Summary of accounting principles.

Commencing with the 2003 financial year, the consolidated financial statements of T-Online International AG, Darmstadt, Germany are prepared in compliance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), notably IFRS 1 (First Time Adoption of IFRS), the International Accounting Standards (IAS), and the statements of the International Financial Reporting Interpretations Committee (IFRIC).

The criteria for exemption from the obligation to prepare consolidated financial statements in compliance with German accounting rules pursuant to Sec. 292 a of the German Commercial Code (HGB) are met. The consolidated financial statements, in compliance with German Accounting Standard 1 issued by the German Accounting Standards Committee (DRSC), are also consistent with the European Union directive on consolidated accounts (Directive 83/349/EEC). To achieve equivalence with consolidated financial statements prepared in accordance with German commercial law, all material information and notes under German commercial law that extend beyond IASB rules are stated.

From 2003, the consolidated statement of income is classified by the cost of sales format and the consolidated balance sheet is classified by the term of assets and liabilities. The primary basis of segmental reporting in accordance with IAS 14 is geographical. As T-Online's combined business model is based on unified provision of service from access and non-access segments, there is no secondary segmental reporting by product.

The consolidated financial statements have been prepared in euros (€, EUR). Items posted in millions of euros are reported as "EUR x.x million". Certain items in the consolidated balance sheet and the consolidated income statement have been combined for the sake of greater overall clarity, and in such cases the components are itemized in these notes.

T-Online states operating profit before goodwill amortization. To reconcile between operating profit before goodwill amortization and EBITDA, a separate disclosure is made in the notes for depreciation of property, plant and equipment, amortization of other intangible assets and other taxes, all of which are contained in EBITDA. Rule changes envisaged as part of the IASB's improvement project may lead to further classification changes.

Assets and liabilities are reported in these consolidated financial statements on the basis of certain assumptions and estimates. Together with the risks and uncertainties stated by the Company, these impacted the measurement and classification of assets, liabilities, incomes and expenditures in the year under review. The assumptions and estimates primarily relate to recognition and measurement of provisions, measurement of goodwill and recoverability of deferred tax assets. The final outcomes may deviate from these estimates.

The parent company of T-Online—the company which prepares the consolidated financial statements for the largest corporate group of which T-Online forms a part—is Deutsche Telekom AG of Bonn, Germany. Deutsche Telekom AG's consolidated financial statements are deposited at Bonn Local Court (Amtsgericht). Deutsche Telekom AG held 73.93 percent of T-Online International AG as of December 31, 2003.

The financial statements of T-Online International AG and the consolidated financial statements of T-Online, both of which have been issued with an unqualified audit certificate by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, are published in the German Federal Gazette (Bundesanzeiger) and filed under HRB 7641 in the Commercial Register of Darmstadt Local Court.

Basis of consolidation.

The consolidated financial statements comprise the financial statements of T-Online International AG as the parent company and a total of five domestic and eight foreign subsidiaries in which T-Online International AG holds either a direct or indirect majority stake.

Eight domestic and three foreign joint ventures or companies in which T-Online directly or indirectly holds between 20 and 50 percent of the voting rights and has a significant influence are accounted for in the consolidated financial statements using the equity method. The largest of these is the 21.35 percent stake in comdirect bank AG. This is the market leader in the online investment segment of its core German market and reported net income (IFRS basis) of EUR 19.4 million for the first nine months of the 2003 financial year.

Six largely inactive Group companies were not fully consolidated as they were not material to the net worth, financial position and results of the Group, whether singly or combined. They are accounted for in the consolidated financial statements in accordance with IAS 39.

In the 2003 financial year, T-Online Venture Fund GmbH & Co. KG and Interactive Media CCSP GmbH were included in the consolidated financial statements for the first time as of January 1, 2003. In 2003, T-Online International AG acquired the remaining 50 percent stake in Interactive Media, previously accounted for by the equity method, for EUR 3.2 million; Interactive Media thus now meets the criteria for full consolidation.

Auto.T-Online GmbH & Co. KG and t-info GmbH, previously included in the 'Germany' segment, were removed from the consolidated financial statements; t-info GmbH was sold to DeTeMedien GmbH effective April 1, 2003. The total proceeds from the sale were EUR 86.1 million, with monetary assets amounting to EUR 58.6 million surrendered in connection with the sale. T-Online made a profit of EUR 23.6 million on the sale of t-info GmbH and a loss of EUR 0.8 million on the sale of Auto.T-Online GmbH & Co. KG.

The changes in the basis of consolidation affected the balance sheet as follows:

Millions of €	Additions	Disposals
Goodwill	6.8	(0.0)
Other intangible assets	0.0	(7.9)
Property, plant and equipment	0.1	(1.1)
Investments in associated companies	5.5	(0.0)
Deferred tax assets	1.5	(2.0)
Receivables/deferred income	9.2	(6.6)
Monetary assets	0.0	(58.6)
Assets	**23.1**	**(76.2)**
Provisions	0.4	(0.6)
Liabilities	8.1	(11.6)
Debt	**8.5**	**(12.2)**

A list of the material Group and associated companies is provided subsequent to these notes. The full list of investment holdings is filed under HRB 7641 in the Commercial Register of Darmstadt Local Court (Amtsgericht). The list is available on request from T-Online Investor Relations in Darmstadt.

Consolidation principles.

Significant directly or indirectly held Group companies are included in the T-Online consolidated financial statements. The financial statements of T-Online and the subsidiaries are prepared using uniform accounting policies and certified by independent auditors. Significant associated companies are accounted for at equity if the Group holds between 20 and 50 percent of the shares and/or has a controlling influence.

Capital consolidation is performed in accordance with IAS 22 (Business Combinations), in which the purchase consideration for a newly acquired investment holding is offset against the shareholders' equity attributable to the parent company as of the acquisition. Any excess of the cost of the acquisition over the acquirer's equity stake after remeasurement to fair value is capitalized as goodwill and amortized on a straight-line basis over seven years. Consolidation of subsidiaries has not led to recognition of negative goodwill in past accounting periods.

Any write-ups and write-downs on stakes in fully consolidated Group companies recognized in individual Group company financial statements are reversed in the consolidated financial statements. Revenues, income, expenses, receivables and liabilities generated between consolidated companies are eliminated. Discrepancies arising from the consolidation of inter-company debt are offset and posted to the income statement. Where consolidation procedures affect income, the income tax effects are accounted for and deferred taxes are recognized.

The cost of acquisition for associated companies accounted for by the equity method is adjusted to reflect any changes in shareholders' equity.

Foreign currency translation.

In Group companies' individual financial statements, receivables and liabilities denominated in foreign currencies are translated at the exchange rate applying on the transaction date. Any gains and losses arising due to exchange rate changes through the balance sheet date are recognized in the income statement.

On consolidation, the assets and liabilities of all foreign subsidiaries located outside the euro zone are translated into euros using the middle market rate in effect as of the balance sheet date. Income statement items are translated at weighted average exchange rates over the year. Currency translation adjustments are reported in equity as foreign exchange differences. If a Group company is removed from the consolidated accounts, the relevant currency translation adjustments are reversed and recognized in income.

In the year under review only one company within the consolidated group, T-Online.ch AG, Switzerland, was based outside of the euro zone. Currency translation was carried out using the rate of 0.64152 CHF/EUR applying on the balance sheet date and an average exchange rate of 0.657665 CHF/EUR.

Notes to the income statement.

[1] Net revenues.

Net revenues are posted net of value-added tax and sales-related deductions in the period in which they are received. T-Online generates revenues within the framework of its combined business model consisting of access and non-access, primarily with fixed basic monthly charges (including volume-based and flat rate plans), user charges based on online time, services in business segments such as portals, advertising and online shops, brokered services (including travel) and, beginning the year under review, increasingly with paid content and services whose provision, acceptance and utilization are encouraged by the increasing spread of broadband Internet access.

Revenues increased by EUR 283.1 million over the prior year to EUR 1,851.2 million, an increase of 18.1 percent.

Once again, the growing subscriber base proved to be the driving force advancing sales. Broadband Internet access in particular was a key factor here. Compared with December 31, 2002, subscriber numbers increased by around 0.9 million, or 7.3 percent, to 13.1 million. In particular, the rise in broadband Internet access to 27.2 percent, an increase of 4.3 percentage points, provides T-Online with the basis for further sales growth.

The revenues and their regional trends (Germany, Rest of Europe) are shown in the table in Note 32.

[2] Goods and services purchased.

The cost of goods and services purchased was EUR 754.9 million (prior year: EUR 798.7 million) and was primarily attributable to the telecommunications services provided by Deutsche Telekom AG for the use of its Internet platform totaling EUR 603.0 million (prior year: EUR 664.5 million).

Thanks to the decrease in the cost of goods and services purchased and a simultaneous increase of 18.1 percent in net revenues, the gross margin increased by 10.1 percentage points over the prior year to 59.2 percent. The positive trend in goods and services purchased resulted—on the basis of the existing peak-load model—from the increasing popularity of the rates with a fixed basic monthly charge, as well as the shift in maximum usage times and the resulting flattening out of diurnal traffic distribution that determines the level of goods and services purchased.

[3] Other cost of sales.

The other cost of sales, over and above the goods and services purchased, of EUR 279.2 million (prior year: EUR 283.7 million) was incurred primarily in connection with personnel costs, depreciation and amortization and other costs necessary to the provision of T-Online's services.

[4] Selling costs.

As in the previous year, the expenses necessary to recruit and support customers are the primary component of selling costs. Selling costs included sales commissions paid for customer recruitment through the existing sales channels and increasingly through new distribution channels, plus expenditure on advertising campaigns, promotional material and customer loyalty activities.

Millions of €	2003	2002
Customer service	164.9	139.0
Marketing	177.3	123.3
Billing service/receivables management	57.8	55.5
Commissions, cooperation bonuses and contributions to advertising costs	42.9	26.5
Other selling costs	83.4	94.6
	526.3	**438.9**

[5] Other operating income.

Other operating income is classified as follows:

Millions of €	2003	2002
Reversal of provisions and derecognition of liabilities for invoices outstanding	41.0	23.5
Disposal of t-info GmbH	23.6	0.0
Disposal of T-Motion plc. Ltd.	0.0	41.3
On-charging of costs	4.2	1.0
Valuation of receivables	2.3	3.3
Derecognition of liabilities	1.4	4.2
Other income	4.5	13.1
	77.0	**86.4**

[6] Other operating expenses.

The other operating expenses of EUR 9.8 million (prior year: EUR 9.3 million) include losses from asset disposals in the year under review amounting to EUR 2.5 million (prior year: EUR 3.1 million). This includes a loss of EUR 0.8 million from the sale of Auto.T-Online GmbH & Co. KG.

[7] Goodwill amortization.

Amortization of goodwill, primarily from the consolidation of Group companies at T-Online, was EUR 353.9 million. This figure remained almost unchanged year-on-year and related mostly to goodwill recognized for T-Online France (EUR 277.5 million) and Ya.com (EUR 67.9 million). As in the previous year, there were no impairments write-downs on goodwill.

[8] Net result from associated companies.

The net result from associated companies was EUR 29.3 million (prior year: negative EUR 263.3 million) and resulted mainly from the shareholding in comdirect bank AG. While the investment had to be written down to the tune of EUR 224.0 million in the prior year following the annual impairment test, a write-up of EUR 34.0 million was carried out in the year under review in response to the positive business trend at comdirect bank AG, which was also reflected in its stock price. The comdirect stock price as of December 31, 2003 was EUR 7.33. The amount carried on the T-Online balance sheet represents a valuation of EUR 4.18 per share.

[9] Interest income, net.

Net interest income consists of the following:

Millions of €	2003	2002
Interest and similar income of which from Group companies EUR 105.3 million (2002: EUR 117.9 million)	111.3	128.7
Interest and similar expenses of which to Group companies EUR 0.0 million (2002: EUR 0.4 million)	(0.4)	(0.4)
	110.9	**128.3**

The interest income results from fixed-term deposits invested with Deutsche Telekom AG and financial institutions. It showed a year-on-year decline as a result of changed trends in market interest rates.

[10] Taxes on income.

T-Online's tax expenses consist of the following:

Millions of €	2003	2002
Tax expense in Germany	(125.5)	(45.2)
Trade income tax refund from Deutsche Telekom AG	24.4	45.2
Current tax expense in Germany	**(101.1)**	**(0.0)**
Deferred tax expense in Germany	(62.8)	(76.0)
Deferred tax income in other countries	67.0	32.9
Deferred tax income/expense	**4.2**	**(43.1)**
	(96.9)	**(43.1)**

Deferred taxes are recognized to account for the tax impacts of temporary differences between fiscal and IFRS financial statements, of consolidation and of realizable loss tax carry-forwards. Deferred taxes are accounted in accordance with the balance sheet liability method IAS 12 (revised 2000). They are measured at the tax rates that are expected to apply to the period when they are realized, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

T-Online International AG faces trade income tax at an average rate of around 16 percent deductible on assessment of corporate income tax. Under a law to help victims of the 2002 floods, German-based companies are subject to an increased corporate income tax rate of 26.5 percent in the 2003 tax assessment year (25 percent from 2004 onwards. An additional 5.5 percent 'solidarity surcharge' is levied on corporate income tax. Generally, a tax rate of 39 per cent was used to determine deferred taxes for German companies. A country-specific average tax rate, between 34 and 35 percent in the case of the T-Online Group, is applied to foreign companies.

The EUR 96.9 million (prior year: EUR 43.1 million) tax expense figure differs by EUR 74.9 million (prior year: EUR 218.5 million) from the EUR 22.0 million that would be expected had the domestic income tax rate been applied to Group income before tax.

The reasons for the difference between the expected and current income tax expense in the Group were as follows:

Millions of €	2003	2002
Earnings before taxes	56.4	(449.8)
Tax rate (percent)	39%	39%
Expected income tax expense	22.0	(175.4)
Reconciliation:		
Divergent foreign tax burden	(3.5)	(5.6)
Proportion of tax for:		
Tax-free income	(6.3)	0.0
Non-deductible expenditure	124.7	222.9
Temporary differences and losses for which no deferred taxes were recognized in the past	(46.1)	2.6
Other tax effects	6.1	(1.4)
Current income tax expense	**96.9**	**43.1**

The non-deductible expenses are determined in the Group by goodwill amortization on capital consolidation and from accounting by the equity method.

In the year under review, the temporary differences and losses for which no deferred taxes were recognized in the past are essentially the result of loss carryforwards posted by T-Online France which, as a result of a change in the law, led to additional deferred tax assets.

[11] Loss attributable to other shareholders.

The loss attributable to other shareholders amounts to EUR 2.8 million (prior year: EUR 3.2 million). This relates in particular to the loss attributable to the minority shareholders in Auto.T-Online GmbH Co. KG. T-Online International AG sold its shares in the company as of July 1, 2003.

[12] Loss per share.

The loss per share figures for the individual periods are calculated in accordance with IAS 33 by dividing the Group net loss by the number of shares in circulation.

		2003	2002
Group net loss	(millions of €)	(37.7)	(489.7)
Average number of shares over the year	(thousands)	1,223,862	1,223,858
Loss per share	(€)	(0.03)	(0.40)

[13] Personnel costs/average number of employees.

The personnel costs consist of the following:

Millions of €	2003	2002
Salaries	133.3	120.5
Social security contributions, pension contributions and other benefits of which pension-related EUR 7.0 million	32.7	25.9
	166.0	**146.4**

Pension costs are calculated and reported for direct and indirect pension obligations on an actuarial basis using the projected unit credit method, in accordance with international practice and IAS 19 (Employee Benefits). This method works on the basis of the total present value of the future benefit obligations accumulated during the year under review, and takes into consideration expected future increases in statutory retirement benefits and in wages and salaries. The pension commitments are shown in detail under Note 27.

The number employed at T-Online continued to grow in the year under review.

Number of employees (annual average).

Number	2003	2002
Salaried employees	**2,618**	**2,512**
Trainees/interns	63	61

[14] Depreciation and amortization.

Depreciation and amortization is based on the useful lives shown under Notes 16 and 17 in the notes to the consolidated balance sheet. Depreciation and amortization consists of the following:

Millions of €	2003	2002
Amortization of other intangible assets	36.3	31.5
Depreciation of property, plant and equipment	36.9	46.1
	73.2	**77.6**

The depreciation and amortization charges classified by functional cost are as follows:

Millions of €	2003	2002
Costs of sales	46.6	59.6
Selling costs	21.1	11.1
Administrative costs	5.4	6.8
Other operating expenses	0.1	0.1
	73.2	**77.6**

The sum total of depreciation and amortization includes a EUR 1.7 million write-down on activated web sites necessitated by the redesign of the main T-Online portal.

[15] Other taxes.

Other taxes totaled EUR 0.6 million (prior year: EUR 2.2 million). They primarily comprise motor vehicle tax and, especially in the prior year, capital transfer tax. The table below shows other taxes classified by functional cost.

Millions of €	2003	2002
Costs of sales	0.2	0.1
Selling costs	0.2	0.2
Administrative costs	0.2	0.0
Other operating expenses	0.0	1.9
	0.6	**2.2**

Notes to the consolidated balance sheet.

[16] Intangible assets.

In addition to concessions, industrial rights and similar rights and assets, intangible assets include self-developed intangible assets and goodwill.

Goodwill on capital consolidation is capitalized in accordance with IAS 22 and amortized using the straight-line method over a useful life of seven years.

Purchased intangible assets—essentially software—are capitalized at cost and amortized over their useful lives of three to seven years.

Development costs of self-developed assets are capitalized at cost provided the asset is economically usable and the costs can be reliably measured. These costs are amortized over a useful life of three years.

If the criteria for capitalization are not met, the costs are immediately recognized as an expense.

Expensed research and development costs were EUR 54.6 million in the year under review (prior year: EUR 37.0 million).

The changes in intangible assets in the year under review are shown in the table below.

Millions of €	Goodwill	Concessions, industrial rights and similar assets, and licenses in such rights and assets	Self-developed intangible assets	Advance payments made	Total
Cost as of Jan. 1, 2003	**2,418.1**	**86.6**	**30.9**	**3.2**	**2,538.8**
Consolidation changes	13.0	(15.4)	0.0	0.0	(2.4)
Additions	0.0	29.5	9.0	4.2	42.7
Disposals	14.2	2.4	0.0	0.0	16.6
Reclassifications	0.0	5.5	0.0	(3.2)	2.3
Cost as of Dec. 31, 2003	**2,416.9**	**103.8**	**39.9**	**4.2**	**2,564.8**
Depreciation and amortization as of Jan. 1, 2003	**922.1**	**44.5**	**10.8**	**0.0**	**977.4**
Consolidation changes	6.2	(7.5)	0.0	0.0	(1.3)
Scheduled additions	353.9	24.5	10.0	0.0	388.4
Unscheduled additions	0.0	1.8	0.0	0.0	1.8
Disposals	14.2	2.4	0.0	0.0	16.6
Reclassifications	0.0	0.8	0.0	0.0	0.8
Write-ups	0.0	0.0	0.0	0.0	0.0
Depreciation and amortization as of Dec. 31, 2003	**1,268.0**	**61.7**	**20.8**	**0.0**	**1,350.5**
Net carrying amount as of Dec. 31, 2003	**1,148.9**	**42.1**	**19.1**	**4.2**	**1,214.3**
Net carrying amount as of Dec. 31, 2002	1,496.0	42.1	20.1	3.2	1,561.4

Material amounts for goodwill as of the balance sheet date comprised EUR 873.2 million for T-Online France and EUR 256.5 million for Ya.com.

[17] Property, plant and equipment.

Property, plant and equipment is valued at cost less depreciation.

As a general rule, property, plant and equipment is depreciated on a straight-line basis. A write-down is recognized if there is cause to reduce the carrying amount of a fixed asset.

The useful life for depreciation varies according to the type of asset:

	Number of years
Buildings on land owned by third parties	5
Information processing facilities	3-5
Motor vehicles	5-6
Other equipment, plant and office equipment	5-13

Expenditure on repairs and maintenance are expensed when incurred and classified according to source.

Upon sale or disposal of non-current assets, their carrying amount (cost less depreciation) is derecognized, and the difference between the carrying amount and the proceeds on disposal is recognized as income or expense.

The changes in property, plant and equipment in the year under review are shown in the table below.

Millions of €	Buildings on land owned by third parties	Other equipment, plant and office equipment	Advance payments made and construction in process	Total
Cost as of Jan. 1, 2003	**3.4**	**151.7**	**2.0**	**157.1**
Consolidation changes	0.0	(1.9)	0.0	(1.9)
Additions	0.5	45.1	1.4	47.0
Disposals	0.0	6.7	0.0	6.7
Reclassifications	0.1	(1.6)	(0.8)	(2.3)
Cost as of Dec. 31, 2003	**4.0**	**186.6**	**2.6**	**193.2**
Depreciation as of Jan. 1, 2003	**2.2**	**57.0**	**0.0**	**59.2**
Consolidation changes	0.0	(0.9)	0.0	(0.9)
Scheduled additions	0.6	36.3	0.0	36.9
Unscheduled additions	0.0	0.0	0.0	0.0
Disposals	0.0	4.8	0.0	4.8
Reclassifications	0.0	(0.8)	0.0	(0.8)
Write-ups	0.0	0.0	0.0	0.0
Depreciation as of Dec. 31, 2003	**2.8**	**86.8**	**0.0**	**89.6**
Net carrying amount as of Dec. 31, 2003	**1.2**	**99.8**	**2.6**	**103.6**
Net carrying amount as of Dec. 31, 2002	1.2	94.7	2.0	97.9

The figures for buildings on land owned by third parties refer to construction work carried out in rented buildings.

Assets under finance leases are reported in property, plant and equipment with a carrying amount of EUR 3.1 million (prior year: EUR 0.0 million) as of the balance sheet date.

Additions to property, plant and equipment totaled EUR 47.0 million in 2003. The largest proportion of these involved plant and office equipment, predominantly information processing equipment such as servers, routers and switches.

[18] Financial assets.

Assets available for sale included in investments in Group subsidiaries are valued at cost in accordance with IAS 39. As of December 31, 2003, most of these are inactive companies for which a fair value cannot be reliably determined.

All of the investments reported under investments in associated companies are valued using the equity method. A significant proportion of these is accounted for by the 21.35 percent stake in comdirect bank AG, whose carrying amount, written down in the prior year, was written up by EUR 34.0 million due to the positive business trend in the year under review.

Other financial assets comprise other equity investments and loans to Group and associated companies. These assets are reported at cost in accordance with IAS 39.

The full list of investment holdings is filed under HRB 7641 in the Commercial Register of Darmstadt Local Court. The changes in financial assets in the year under review are shown in the table below.

Millions of €	Investments in Group companies	Investments in associated companies	Other equity investments	Long-term loans to Group companies	Long-term loans to associated companies	Total
Cost as of Jan. 1, 2003	**13.0**	**693.0**	**0.0**	**0.0**	**0.0**	**706.0**
Consolidation changes	(12.9)	(4.7)	2.2	0.0	0.0	(15.4)
Additions	0.0	10.6	0.0	0.0	2.3	12.9
Disposals	0.0	6.7	0.0	0.0	0.0	6.7
Cost as of Dec. 31, 2003	**0.1**	**692.2**	**2.2**	**0.0**	**2.3**	**696.8**
Depreciation and amortization as of Jan. 1, 2003	**1.7**	**562.6**	**0.0**	**0.0**	**0.0**	**564.3**
Consolidation changes	(1.7)	(6.1)	1.7	0.0	0.0	(6.1)
Additions	0.0	7.5	0.5	0.0	0.0	8.0
Write-ups	0.0	34.0	0.0	0.0	0.0	34.0
Depreciation and amortization as of Dec. 31, 2003	**0.0**	**530.0**	**2.2**	**0.0**	**0.0**	**532.2**
Net carrying amount as of Dec. 31, 2003	**0.1**	**162.2**	**0.0**	**0.0**	**2.3**	**164.6**
Net carrying amount as of Dec. 31, 2002	11.3	130.4	0.0	0.0	0.0	141.7

[19] Deferred taxes.

Deferred taxes are accounted for in accordance with IAS 12. Accordingly, deferred taxes are recognized for future tax burdens and benefits arising from temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred taxes are also recognized for expected tax savings from the utilization of tax loss carryforwards.

Deferred taxes are only recognized for a tax loss carryforward if it appears probable that the Group company will generate sufficient taxable earnings to utilize the carryforward. Although there are no restrictions on the use of tax loss carryforwards in Germany, some foreign subsidiaries are subject to country-specific restrictions in this regard. These are taken into account in measurement.

EUR 9.0 million in deferred tax assets on tax loss carryforwards went unrecognized as of December 31, 2003 as it did not appear probable that the foreign subsidiaries concerned would be able to utilize time-limited loss carryforwards totaling EUR 30.4 million (December 31, 2002: EUR 170.6 million).

The slight increase in deferred taxes compared with December 31, 2002 is largely due to a change in the law in France effective December 30, 2003, lifting the time limit on the utilization of tax loss carryforwards. As a result, EUR 48.8 million in past write-downs on tax loss carryforwards was reversed at T-Online France. Offsetting this, T-Online International fully utilized its tax loss carryforwards in the year under review, reducing deferred tax assets by EUR 49.5 million.

The recognized deferred tax assets and liabilities affect the following balance sheet items:

Millions of €	Dec. 31, 2003	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2002
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	27.0	8.6	35.1	7.4
Property, plant and equipment	0.5	0.0	0.5	0.0
Provisions	1.4	0.0	1.5	0.0
Other liabilities	0.1	0.0	0.3	0.0
Tax loss carryforwards	158.0	0.0	142.4	0.0
Consolidation	(2.2)	0.0	0.0	0.0
	184.8	**8.6**	**179.8**	**7.4**

The recognition of deferred tax assets for foreign subsidiary tax loss carryforwards is based on sound business plans making it probable that taxable earnings will be available against which the carryforwards can be utilized.

Tax loss carryforwards not utilized to date:

Millions of €	Dec. 31, 2003	Dec. 31, 2002
Up to one year	0.0	0.0
Up to two years	0.0	0.0
Up to three years	0.8	72.4
Up to four years	6.4	76.8
Up to five years	14.5	50.2
Up to six years	5.4	11.9
More than six years	116.9	99.0
No limit	338.8	281.9
	482.8	**592.2**

[20] Receivables and other assets.

Receivables and other assets are posted at their nominal value. Adequate write-downs are carried out to provide for foreseeable specific credit risks and general empirical credit risk. Due to their short terms, the carrying amounts are almost the same as the market values. Receivables and other assets consist of the following:

Millions of €	Dec. 31, 2003	Dec. 31, 2002
Trade accounts receivable	164.9	113.4
Receivables from Group companies	3,827.7	3,497.7
Receivables from associated companies	2.6	1.3
Other current assets	20.8	31.6
	4,016.0	**3,644.0**

The receivables from Group companies largely consist of receivables from Deutsche Telekom AG amounting to EUR 3,819.2 million (December 31, 2002: EUR 3,476.5 million). The largest proportion of the above receivables is accounted for by fixed-term deposits amounting to EUR 3,791.0 million (December 31, 2002: EUR 3,396.0 million). Of these, fixed-term deposits amounting to EUR 1,215.8 million have maturities of between 12 and 24 months as of December 31, 2003 and are therefore posted under non-current assets. Also reported under short-term receivables from Group companies are receivables totaling EUR 24,4 million resulting from accrued interest on the funds invested with Deutsche Telekom AG.

Under the inter-company receivables purchase agreement (see Note 37) between T-Online International AG and Deutsche Telekom AG, T-Online has no significant valuation allowances for accounts receivable.

[21] Liquid assets and marketable securities.

The liquid assets consist of the following:

Millions of €	Dec. 31, 2003	Dec. 31, 2002
Cash in banks	260.9	268.3
Petty cash	0.0	0.0
Marketable securities	0.4	0.4
	261.3	**268.7**

EUR 68.7 million of the liquid assets have an original term of up to three months.

The marketable securities are posted at fair value in accordance with IAS 39.

[22] Shareholders' equity.

The changes in shareholders' equity in the Group are shown in the Consolidated Statement Of Shareholders' Equity preceding the Notes to the Consolidated Financial Statements.

[23] Subscribed capital.

As of December 31, 2003, the subscribed capital of T-Online International AG was EUR 1,223,884,699, divided into 1,223,884,699 registered no-par-value shares. Each share entitles the holder to one vote.

The Board of Management is authorized, provided it has the Supervisory Board's consent, to increase the nominal capital stock on a single or on several occasions (in tranches) by a total of up to EUR 611,929,144 in the period through May 30, 2006, by issuing new stock in return for cash or non-cash contributions.

The Ordinary Shareholders' Meeting on May 30, 2001 approved a contingent capital increase of EUR 51,000,000 to fulfill the options on T-Online stock made available in the 2001 stock option program (Contingent Capital II), while it also reduced the contingent capital associated with the 2000 stock option program by EUR 19,785,527 to EUR 214,473 (Contingent Capital I). In the year under review, 26,410 T-Online shares with an arithmetical nominal value of EUR 1 per share were issued from Contingent Capital II, thereby increasing subscribed capital by EUR 26,410. As a result, Contingent Capital II was reduced to EUR 50,973,590 as of the balance sheet date.

By resolution of the Ordinary Shareholders' Meeting on May 21, 2003 the Board of Management of T-Online International AG was authorized to arrange for the company to purchase its own shares in the period through November 20, 2004 pursuant to Sec. 71 (1) 8 of the Stock Corporations Act (AktG), up to a limit of 10 percent of the capital stock at the time of the resolution, i. e. up to 122,385,828 shares. T-Online International AG did not hold any of its own stock as of December 31, 2003.

As of December 31, 2003, Deutsche Telekom AG held 73.93 percent of T-Online International AG.

[24] Additional paid-in capital.

Compared with the amount reported by T-Online International AG in its non-consolidated financial statements, the additional paid-in capital attributable to the Group is higher by EUR 2,801.3 million. This is attributable to the premium arising from the valuation of stock acquired in the course of capital contributions in kind at the fair value of T-Online shares tendered. By comparison, the valuation in the financial statements of T-Online International AG is at the par value of T-Online stock.

Under the 2001 stock option plan, 26,410 stock options have been exercised at a price of EUR 10.35 since August 14, 2003. The additional paid-in capital of T-Online International AG was increased by a total of EUR 246,933.50 as a result of the premium that exceeded the nominal value of EUR 1 per share.

[25] Revenue reserves.

The T-Online Group's revenue reserves have decreased by EUR 489.7 million due to the reclassification of the prior-year group net loss.

In addition, a EUR -0.1 million transfer to shareholders' equity was recognized in equity as part of the accounting treatment of a foreign currency hedge in accordance with IAS 39 (see Note 35).

[26] Share-based payment.

Pending IFRS rules on stock-based pay, such pay is accounted for in accordance with U.S. GAAP. Stock options issued by way of a contingent capital increase are reported when the options are exercised, not when granted. When options are exercised, the amount accruing to the company is accounted for by writing the amount of the associated nominal capital increase to subscribed capital and any remainder to additional paid-in capital.

Likewise, IASB Exposure Draft 2 stipulates that options under a stock option plan are not expensed if granted before November 7, 2002. Accordingly, T-Online International AG has not included such options in personnel costs for the 2003 financial year.

2000 stock option plan.
T-Online International AG offered certain employees stock options for the first time in 2000. Based on the authorization of the Shareholders' Meeting of March 2000, T-Online granted participants in the plan 214,473 options covering 214,473 shares on July 6, 2000, at a subscription price of EUR 37.65. These options will remain in force through July 6, 2005. In March 2000 the Shareholders' Meeting resolved to make a total of 20,000,000 shares available as contingent capital for the future issue of options in the 2000 stock option plan. At the May 30, 2001 Shareholders' Meeting, the contingent capital increase was scaled back to EUR 214,473.

None of the options granted under the 2000 stock option plan have been exercised to date, since the options do not qualify to be exercised until both an absolute and a relative performance target have been met at least once during the period from July 7, 2002 to July 6, 2005. To fulfill the absolute performance target, the 30-day moving average of

T-Online's closing stock price in Deutsche Börse AG's Xetra computerized trading must exceed the predetermined strike price by more than 40 percent.

The relative target is defined in terms of T-Online stock's price performance set against the Dow Jones Euro Stoxx Telecom© index. Before the options qualify to be exercised, the price of T-Online stock subsequent to the expiry of the two-year lock-up period—adjusted for dividends, subscription rights or other special entitlements to reflect total shareholder return—must outperform the Dow Jones Euro Stoxx Telecom© index by more than 20 percent on a 30-day moving average basis.

The weighted average residual term of the options outstanding as of December 31, 2003 was 1.5 years.

The movements associated with the stock options held under the 2000 stock option plan since the year of issue are summarized below:

2000 stock option plan.

Options (thousands)	2003	2003	2002	2002	2001	2001	2000	2000
	Stock options	Strike price in €	Stock options	Strike price in €	Stock options	Strike price in €	Stock options	Strike price in €
Outstanding stock options at beginning of year	**112**	**37.65**	**117**	**37.65**	**177**	**37.65**	**0**	**-**
Granted	0	-	0	-	0	-	214	37.65
Exercised	0	-	0	-	0	-	0	-
Expired	0	37.65	5	37.65	60	37.65	37	37.65
Outstanding stock options at end of year	**112**	**37.65**	**112**	**37.65**	**117**	**37.65**	**177**	**37.65**
Exercisable at year end	0	-	0	-	0	-	0	-

2001 stock option plan.

To pave the way for the 2001 stock option plan, the Ordinary Shareholders' Meeting on May 30, 2001 voted to increase the value of T-Online International AG's contingent capital by EUR 51,000,000, authorized the Supervisory Board to issue options to members of the Board of Management, and also authorized the Board of Management to issue these options to senior management below board level. Entitled staff include directors, senior managers and selected specialists at T-Online International AG, as well as members of the Board of Management, executive managers and other directors, senior managers and selected specialists at other Group companies in Germany and abroad in which T-Online International AG directly or indirectly holds a majority stake.

The stock option plan was established as a premium-priced plan. For an option to be exercised, the strike price must be paid. The strike price is set at a premium of 25 percent above a reference stock price. The reference price consists of the non-weighted average closing price of T-Online's stock in Deutsche Börse AG's Xetra trading at the Frankfurt Stock Exchange (or on any successor computerized trading system) on the 30 trading days immediately preceding the granting of the option. In the event that the average closing price as described above is lower than the Xetra (or successor system) closing price of the T-Online stock in Deutsche Börse AG's Xetra trading (or successor system) on the option's day of issue, this closing price will be used as the reference stock price instead.

The options under the plan are to be issued over a five-year period in annual tranches, and 2005 will be the last financial year in which options may be granted.

Exercise entitlements stipulate that exactly half of the options granted to an authorized plan participant on a particular date are subject to a lock-up period of two years from that date. However, the other half of these options are subject to a longer lock-up period of three years from the date on which they are granted. The options expire ten years after their date of issue. This means that the option rights granted in the first tranche in 2001 will lapse irrevocably, without substitution or compensation, no later than August 12, 2011, and those granted in the second tranche in 2002 no later than July 14, 2012. The weighted average residual term of the options outstanding under the 2001 plan as of December 31, 2003 was approximately eight years.

On the basis of the authorization by the Shareholders' Meeting in May 2001, 2,369,655 options were granted in the first tranche of the 2001 plan on August 13, 2001. In the second tranche, 2,067,460 options were granted on July 15, 2002. The strike price, which serves as a performance target, was EUR 10.35 (the reference price of EUR 8.28 plus 25 percent) for the first tranche and EUR 10.26 (EUR 8.21 plus 25 percent) for the second.

The Board of Management of T-Online International AG resolved to suspend the tranche for the entitled members of staff in 2003.

From August 14, 2003 onwards 26,410 stock options from the 2001 tranche were exercised on this basis (see Notes 23 and 24 for treatment in shareholders' equity).

The movements associated with the stock options held under the 2001 stock option plan since the year of issue are summarized below:

2001 stock option plan.

Options (thousands)	2003 Stock options	2003 Weighted average strike price in €	2002 Stock options	2002 Weighted average strike price in €	2001 Stock options	2001 Weighted average strike price in €
Outstanding stock options at beginning of year	**4,415**	**10.31**	**2,348**	**10.35**	**0**	**-**
Granted	0	-	2,067	10.26	2,369	10.35
Exercised	26	10.35	0	-	0	-
Expired	204	10.33	0	-	21	10.35
Outstanding stock options at end of year	**4,185**	**10.31**	**4,415**	**10.31**	**2,348**	**10.35**
Exercisable at year end	1,062	10.35	0	-	0	-

The Ya.com stock option plan.

At the time T-Online acquired its stake in Ya.com, employees of the latter company were granted 1,863,886 options to acquire stock in T-Online; the capital stock of T-Online International AG was increased accordingly by EUR 1,863,886 by a resolution passed on September 22, 2000.

The movements associated with the stock options held under the 2000 Ya.com stock option plan since the year of issue are summarized below:

2000 Ya.com option plan.

Options (thousands)	2003 Stock options	2003 Strike price in €	2002 Stock options	2002 Strike price in €	2001 Stock options	2001 Strike price in €	2000 Stock options	2000 Strike price in €
Outstanding stock options at beginning of year	**366**	**-**	**1,084**	**-**	**1,864**	**-**	**0**	**-**
Granted	0	-	0	-	0	-	1,864	-
Exercised	363	-	376	-	692	-	0	-
Expired	3	-	342	-	88	-	0	-
Outstanding stock options at end of year	**0**	**-**	**366**	**-**	**1,084**	**-**	**1,864**	**-**
Exercisable at year end	0	-	366	-	1,084	-	280	-

In its function as trustee for the stock swap when the Ya.com acquisition was made, Dresdner Bank holds 433 thousand (prior year: 430 thousand) expired options that may now be sold on the instructions of T-Online International AG. Since the proceeds from the sale of the expired T-Online shares must be regarded as an indirect monetary contribution to T-Online International AG by Ya.com shareholders causally linked to the issuance of T-Online stock to those shareholders, they must be allocated as a premium to the additional paid-in capital.

[27] Provisions for pensions and similar obligations.

T-Online's pension obligations towards its employees include both direct pension commitments made by T-Online International AG to its employees and indirect commitments by Deutsche Telekom AG's occupational pension support fund, Deutsche Telekom AG Betriebsrenten-Service e.V. (DTBS).

Pension provisions are accounted for using the projected unit credit method prescribed in IAS 19 (Employee Benefits). This method takes account of both pensions and pension entitlements (service cost) known on the balance sheet date and expected future increases in pensions, wages and salaries.

The aggregate costs in the current year comprise the service cost—normal costs of pensions and pension entitlements added in the financial year—and interest cost less the return on assets held to meet pension obligations.

The level of future pension obligations was assessed using actuarial methods that take account of the biometric accounting principles applied by Dr. Klaus Heubeck, as well as the following basis of computation:

in %	2003	2002
Discount rate	5.25	5.75
Projected increase in salaries	2.75–3.50	2.75–3.50
Expected return on assets	5.50	6.00
Projected increase in statutory pensions	1.0–1.5	1.0–1.5

On this basis, the pension obligations reported in the balance sheet are:

Millions of €	Dec. 31, 2003	Dec. 31, 2002
Direct pension obligations	9.0	5.9
Indirect pension obligations	1.1	1.3
Unfunded accrued pension cost	**10.1**	**7.2**

The benefits due to employees through the direct arrangements are invariably scaled on the basis of salary levels and years of service. On the basis of these commitments, T-Online credits corresponding amounts to capital accounts for employees.

The indirect pension obligations relate to employees T-Online had taken over from Deutsche Telekom AG who at the time of their switch had been making compulsory contributions to a scheme managed by the DTBS pension scheme, Versorgungsanstalt der Deutschen Bundespost (VAP). This scheme was established on August 1, 1997 as a support fund to cater to these employees' pension entitlements.

The benefit commitments that T-Online International AG assumed from the VAP in the course of the employee transfer are governed by a collective agreement which, among other things, provides for new arrangements that will take due account of the vested rights accumulated by past contributions to the VAP. Pursuant to the new agreement, the benefits due to retirees and employees approaching retirement will remain unchanged. These commitments will be settled indirectly through the DTBS.

The vested benefit entitlements of younger employees (under 35 years) have been converted, according to a formula depending on the number of years they had contributed to the former plan, into an initial amount for a cash balance plan managed by T-Online International AG via a capital account. These benefit entitlements are thus due directly from T-Online International and are therefore attributed to the direct pension commitments. T-Online International AG credits annual amounts to this account.

The changes in the accumulated benefit obligation and the plan assets outsourced to external pension funds are as follows:

Millions of €	2003	2002
Projected benefit obligation		
Projected benefit obligation as of January 1	**9.1**	**7.8**
Service cost (for newly accrued entitlements)	2.1	1.6
Interest cost (for existing entitlements)	0.5	0.5
Adjustment for increased number of employees	0.7	0.2
Adjustment for unrecognized actuarial gains/losses	1.5	0.5
Benefits actually paid	0.0	0.0
Business combination	(0.7)	(1.2)
Obligations assumed by other pension funds	0.0	(0.3)
Projected benefit obligation as of December 31	**13.2**	**9.1**
Plan assets		
Plan assets as of January 1 (at fair value)	**1.4**	**2.1**
Actual return on plan assets	0.1	(0.2)
Employer contributions to external pension bodies	0.2	0.2
Benefits paid	0.0	0.0
Plan asset transfer	(0.6)	(0.7)
Plan assets as of December 31 (at fair value)	**1.1**	**1.4**
Financing status		
Projected benefit obligation	13.2	9.1
Plan assets	(1.1)	(1.4)
Pension obligation in excess of assets	12.1	7.7
Actuarial gains/losses not yet recognized	(2.0)	(0.5)
Unfunded accrued pension cost	**10.1**	**7.2**

The pension expenses from direct and indirect pension arrangements are all posted to costs of sales and to selling and administrative costs, and consist of the following:

Millions of €	2003	2002
Service cost (for newly accrued entitlements)	2.1	1.6
Interest cost (for existing entitlements)	0.5	0.5
Expected return on assets from the DTBS plan (return on plan assets)	(0.1)	(0.1)
Amortization	0.0	0.0
Periodic pension cost	**2.5**	**2.0**
Extraordinary expenses due to increase in the number of employees and to employees' own contributions	0.7	0.2
Net periodic pension cost	**3.2**	**2.2**

[28] Other short-term provisions.

According to IAS 37, a provision is recognized if there is a present obligation to a third party as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Millions of €	Obligations relating to employees	Other provisions	Total
Jan. 1, 2003	11.9	80.3	92.2
Appropriation	9.6	51.6	61.2
Utilization	10.9	52.3	63.2
Reversal	0.0	25.3	25.3
Consolidation changes	(0.2)	0.2	0.0
Dec. 31, 2003	**10.4**	**54.5**	**64.9**

The other provisions relate to risks arising from ongoing legal disputes and expected legal costs, costs of reversing obligations, and structural measures.

An outflow of resources is expected in the subsequent year for the recognized provisions.

[29] Liabilities and deferred income.

The table below shows when liabilities fall due.

Millions of €	Dec. 31, 2003				Dec. 31, 2002			
		Of which falling due in				Of which falling due in		
	Total	Up to 1 year	Over 1 - 5 years	Over 5 years	Total	Up to 1 year	Over 1 - 5 years	Over 5 years
Short-term financial debts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Liabilities to Group companies	116.5	116.5	0.0	0.0	36.3	36.3	0.0	0.0
Trade accounts payable	186.8	186.8	0.0	0.0	171.9	171.9	0.0	0.0
Tax liabilities	22.8	22.8	0.0	0.0	6.8	6.8	0.0	0.0
Liabilities to employees	6.9	6.9	0.0	0.0	6.2	6.2	0.0	0.0
Other liabilities	11.3	11.3	0.0	0.0	10.7	10.7	0.0	0.0
Deferred income	38.9	38.9	0.0	0.0	35.0	35.0	0.0	0.0
	383.2	**383.2**	**0.0**	**0.0**	**266.9**	**266.9**	**0.0**	**0.0**

Liabilities are carried at their repayment amounts.

Liabilities to Group companies include payments due for services rendered by Deutsche Telekom AG amounting to EUR 94.1 million and by other companies in the Deutsche Telekom AG Group.

Liabilities to employees include accruals for leave balances.

Notes to the consolidated statement of cash flows.

The consolidated statement of cash flows has been prepared in compliance with IAS 7, Cash Flow Statements. The cash flow statement shows the net change in cash and cash equivalents for the T-Online Group (originally falling due in up to three months) during the course of the financial year as a result of inflows and outflows of resources due to operating activities and investment activities.

T-Online uses the term cash and cash equivalents to refer to cash in banks, petty cash and fixed-term deposits with original terms of up to three months.

Millions of €	Dec. 31, 2003	Dec. 31, 2002
Cash in banks (< 3 months to maturity)	68.7	268.3
Petty cash	0.0	0.0
Cash and cash equivalents (< 3 months to maturity)	**68.7**	**268.3**
Cash in banks (> 3 months to maturity)	192.2	0.0
Fixed-term deposit with Deutsche Telekom AG (> 3 months to maturity)	3,791.0	3,396.0
Monetary assets	**4,051.9**	**3,664.3**

The self-financing capacity of T-Online is determined by adding the fixed-term deposits falling due in more than three months, changes in which are assigned to investment activities in the statement of cash flows.

For net cash provided by operating activities, the change in cash and cash equivalents is found indirectly from Group net income/loss by adjusting non-cash items in the consolidated income statement and the individual items in the consolidated balance sheet.

[30] Net cash provided by operating activities.

Net cash provided by operating activities was EUR 455.7 million. After allowing for the Group net loss of EUR 37.7 million, most of this cash inflow represented EUR 427.1 million in adjustments to non-cash depreciation and amortization on non-current assets.

[31] Net cash used for investing activities.

Net cash used for investing activities was EUR 655.6 million in the year under review, including EUR 68.4 million for operational capital expenditure to adjust for the increase in medium-term monetary investments due to switching into longer maturities (EUR 587.2 million). In the year under review, this latter item related to capital expenditure on property, plant and equipment and on financial investments that was financed entirely out of net cash provided by operating activities.

Notes on segment information.

T-Online provides segment information in compliance with IAS 14. The primary basis of segmental reporting is geographical. Due to T-Online's combined business model, there is no secondary segmental reporting by division (product).

In the 2002 financial year, due to the application of U.S. GAAP (Generally Accepted Accounting Principles), the information was divided into T-Online International AG, Subsidiaries and Associated Companies, and Projects. On adoption of IFRS, the T-Online International AG and Projects segments were assigned in their entirety to a new Germany segment, and most of the previous Subsidiaries and Associated Companies segment was assigned to a new Rest of Europe segment. Besides T-Online France and Ya.com, the latter includes the subsidiaries T-Online.at and T-Online.ch.

[32] Specific segment information.

2003

Millions of €	Germany	Rest of Europe	Reconciliation	T-Online Group
Revenues	1,683.0	170.6	(2.4)	1,851.2
Gross margin	1,031.1	65.2	0.0	1,096.3
Operating profit (before goodwill amortization)	**332.8**	**(62.4)**	**0.2**	**270.6**
Goodwill amortization	(6.7)	(347.2)	0.0	(353.9)
Net result from associated companies	29.6	(0.3)	0.0	29.3
Interest income, net				110.9
Impairment charges against financial assets				(0.5)
Income taxes				(96.9)
Profit/loss applicable to minority shareholders				2.8
Group net income/loss				(37.7)
EBITDA	**389.4**	**(45.3)**	**0.2**	**344.3**
Depreciation and amortization	(56.5)	(16.7)	0.0	(73.2)
Assets	4,643.3	1,346.9	(43.9)	5,946.3
Carrying amount of investments in associated companies	161.7	0.5	0.0	162.2
Liabilities	364.6	114.8	(43.9)	435.5
Real capital expenditure	70.8	18.9	0.0	89.7
Other non-cash expenses/income	(76.5)	(4.3)	0.0	(80.8)
Average number of employees during the year	1,931	687		2,618

2002

Millions of €	Germany	Rest of Europe	Reconciliation	T-Online Group
Revenues	1,445.7	124.2	(1.8)	1,568.1
Gross margin	732.7	36.7	0.0	769.4
Operating profit (before goodwill amortization)	**134.3**	**(99.8)**	**1.1**	**35.6**
Goodwill amortization	(2.3)	(346.4)	0.0	(348.7)
Net result from associated companies	(260.4)	(2.9)	0.0	(263.3)
Interest income, net				128.3
Impairment charges against financial assets				(1.7)
Income taxes				(43.1)
Profit/loss applicable to minority shareholders				3.2
Group net income/loss				(489.7)
EBITDA	**198.3**	**(84.0)**	**1.1**	**115.4**
Depreciation and amortization	(63.9)	(13.7)	0.0	(77.6)
Assets	4,262.7	1,655.9	(25.1)	5,893.5
Carrying amount of investments in associated companies	129.8	0.6	0.0	130.4
Liabilities	305.7	78.8	(25.0)	359.5
Real capital expenditure	90.5	15.4	0.0	105.9
Other non-cash expenses/income	80.4	3.3	0.0	83.7
Average number of employees during the year	1,730	782		2,512

Other disclosures.

[33] Declaration on the German Corporate Governance Code.

The declaration on the German Corporate Governance Code prescribed by § 161 of the German Stock Corporation Act (AktG) has been submitted and made available to the shareholders.

[34] Investment policy.

T-Online invests its monetary assets strategically in interest-bearing investments while aiming for the greatest possible flexibility on a rolling basis. These investments bear interest appropriate to their maturities and risks on the best available terms. Possible interest and foreign currency translation risks are subject to systematic risk-averse management.

[35] Financial instruments.

T-Online uses derivative financial instruments (cash flow hedges) to hedge foreign currency payment flows. The hedges are measured at fair value. A remeasurement in the amount of EUR –0.1 million arising for the first time in the year under review was credited directly to a special reserve equity and will be recognized in income when it is realized.

[36] Commitments and contingencies.

The commitments and contingencies consist of the following:

Millions of €	2003	2002
Purchase commitments	33.8	38.9
Obligations under rental and lease agreements	14.1	21.9
Obligations under maintenance and service agreements	13.1	22.9
Contingent liabilities	180.8	89.6
	241.8	**173.3**
of which due in next financial year	235.2	159.9
of which due in 2-5 years	5.7	11.8
of which due in > 5 years	0.9	1.6
	241.8	**173.3**

Expenses under rental agreements concern rented office space.

Rental expenses in the 2003 financial year totaled some EUR 18 million.

The commitments and contingencies concern Group companies and amount to EUR 10 million (2002: EUR 108 million).

As of December 10, 2003, T-Online International AG, subject to the approval of the antitrust authority, acquired the entire stock of Scout24 AG, Baar, Switzerland, together with a shareholder loan granted by the vendor, at a total price of EUR 180.0 million.

The change in commitments and contingencies mostly represents the acquisition of Scout24 AG and full consolidation of the T-Online Venture Fund in 2003, with the result that the mandatory capital contribution posted under contingent liabilities in the prior year (December 31, 2002: EUR 86 million) is no longer reported.

[37] Related party disclosures.

Related parties as defined by IAS 24 are persons or enterprises capable of influencing or being influenced by the reporting company. The T-Online Group had business dealings with related parties in 2002 and 2003, and in particular with Deutsche Telekom AG, as detailed in the following.

Millions of €	2003	2002
Goods and services supplied	193.8	193.7
Goods and services received	804.1	910.0
Fixed-term deposit with Deutsche Telekom AG	3,791.0	3,396.0
Interest on fixed-term deposit with Deutsche Telekom	105.3	117.9

Receivables from related parties as of December 31, 2003 were EUR 3,827.7 million (December 31, 2002: EUR 3,497.7 million).

All dealings with related parties are conducted at arm's length.

The most important relations with Deutsche Telekom AG were as follows:

T-InterConnect agreement.
In October 1999, T-Online International AG and Deutsche Telekom AG signed the T-InterConnect agreement, which can be terminated at three months' notice. This agreement covers the provision of T-Online International AG's Internet platform, its "Classic" platform, use of the Internet backbone and rental of Deutsche Telekom AG dial-in nodes by T-Online International AG (the "OnlineConnect solution"). T-Online pays Deutsche Telekom AG a capacity-related fee (according to parallel sessions/peak bandwidth) for the partial use of the OnlineConnect platform for telephone access. The broadband input charging model uses a capacity measure based on peak bandwidth. Deutsche Telekom AG's charges for these services are subject to regulation because they are classed as fixed-line telecommunications services.

License agreement on the use of the "T" brand.
Effective January 1, 2000, Deutsche Telekom AG granted T-Online International AG a nonexclusive license to use the "T" brand, the corporate colors and other related brands, including domain names. Deutsche Telekom AG has authorized T-Online International AG to grant its subsidiaries sublicenses to these brands, on condition that T-Online holds at least 75.1 percent of the equity in the subsidiaries concerned, and that these declare their willingness to adhere both to the rules laid down in T-Online International AG's license agreement and to certain other corporate identity guidelines.

The license agreement was concluded on January 1, 2000 for an indefinite period. Deutsche Telekom AG is entitled to terminate the agreement if it has good cause, examples of which might include a reduction in its equity interest in T-Online International AG to less than 51 percent, the acquisition of more than 24.9 percent of T-Online International AG's equity by a competitor of Deutsche Telekom AG or T-Online International AG, or a breach by the latter of a key obligation under the agreement. Subsequent to December 31, 2014, Deutsche Telekom AG may terminate the agreement without stating a reason, giving twelve months' notice. T-Online International AG's entitlement to terminate begins on December 31, 2009, also giving twelve months' notice.

Cooperation agreement on marketing and customer acquisition.
Effective March 5, 2003, T-Online and Deutsche Telekom AG signed a new agreement on the marketing of the T-Online service offered by the former. This replaces the previous cooperation agreement on the marketing of T-Online services and is valid for an indefinite period. Under the agreement, Deutsche Telekom AG markets and promotes products and services for T-Online in the field of information technology. It actively sells the products and services subject to the agreement, offering them to end users on the market and/or arranging contracts between T-Online and those users.

T-Online pays Deutsche Telekom AG a commission based on relevant products and services as defined under supplementary agreements.

Inter-Company receivables purchase agreement.
T-Online International AG entered into an inter-company receivables purchase agreement with Deutsche Telekom AG effective December 10, 2001. Under the terms of the agreement, T-Online International AG irrevocably sells and assigns to Deutsche Telekom AG all present and future receivables arising for T-Online International AG from the use of its services or the purchasing of its products in the conduct of its normal business operations, together with the collateral associated with those receivables.

In the event of any receivable or item of associated collateral not being transferred to Deutsche Telekom AG as required by the agreement, T-Online undertakes to institute whatever measures are required as swiftly as possible and at its own expense to effect the transfer.

T-Online International AG provides the usual assurances and guarantees for transactions of this type, not only to Deutsche Telekom AG but also, via a true agreement in favor of a potential outside party, to the "purchasing company", as follows:

The work processes pertinent to the implementation of the agreement and a description of the data to be exchanged between T-Online International AG and Deutsche Telekom AG are specified in a schedule to the receivables purchase agreement. This contains details regarding T-Online International AG's supply of billing information to Deutsche Telekom AG, how customers are billed by Deutsche Telekom AG, procedures for reporting errors, Deutsche Telekom AG's management of payment collection and debts outstanding, and the settlement of the purchase price payable to T-Online International AG.

The purchase price payable by Deutsche Telekom AG to T-Online International AG for the receivables transferred is based on the net cash value of the services and transactions as shown in the data T-Online International AG provides to Deutsche Telekom AG for billing purposes for the respective billing month, and as accepted for further processing by Deutsche Telekom AG. Deutsche Telekom AG makes a deduction of 0.5 percent from this net cash value to cover default risk, and a further discount for the savings in billing and collection costs that are generated in this way.

The purchase price of the receivables for a particular billing month falls due once T-Online International AG has supplied the last set of data on the services provided and the transactions conducted for that month. Deutsche Telekom AG pays the amount thus established immediately after receiving the delivery note, using the number of bills issued to customers in the prior month to estimate the number needing to be issued in the current month. Payment is effected via internal Group accounts.

Portal advertising agreement.
T-Online operates a number of so-called portal pages, including the main portal "www.t-online.de". Effective January 1, 2000, T-Online International AG concluded a portal advertising agreement with Deutsche Telekom AG for an indefinite period. This agreement was still in force in the year under review. Under the agreement, T-Online undertakes to integrate the Telekom Web site (www.Telekom.de) into its Web offering via one or more links on T-Online's main portal.

In a supplementary agreement effective April 15, 2003, the parties have also set the maximum payment for 2003 and for the remaining term of the portal agreement at EUR 148.1 million.

E-commerce distribution agreement.
T-Online International AG and Deutsche Telekom AG have entered into an e-commerce distribution agreement that took effect on October 1, 2001, supplemented by a side agreement. The distribution agreement governs T-Online International AG's rights to act as an agent in establishing contractual relationships with end users for the supply of certain Deutsche Telekom AG products and services.

Under the agreement, T-Online International AG is obliged to promote Deutsche Telekom AG products and services as part of its Web site presentation. This may take the form of editorial pieces posted in consultation with Deutsche Telekom AG or a frame-in-frame solution in cooperation with Deutsche Telekom AG. Interested visitors to T-Online International AG's Web sites may be led to these offerings via links to URL Internet addresses defined by Deutsche Telekom AG. T-Online International AG will be informed in writing of the target URLs when the promotional material (Internet advertising) is released. Any use for other purposes without the express permission of Deutsche Telekom AG is prohibited. Deutsche Telekom AG must inform T-Online International AG in writing of any changes without delay.

T-Online International AG has the right to act as an agent, via the channels specified, in establishing contractual relationships with new users for certain Deutsche Telekom AG products and services. The product groups covered by the distribution agreement are: T-ISDN, T-DSL, optional and specialized rate plans, Business Call 300, BusinessOnline and terminal equipment. T-Online International AG is not authorized to collect payments or to transact business on behalf of Deutsche Telekom AG.

T-Online International AG is obliged to provide proper information to end users, and to play an active part in customer canvassing. It should provide prospective customers with sufficiently comprehensive information to ensure the smooth processing of their orders until the products or services are delivered by Deutsche Telekom AG.

Deutsche Telekom AG undertakes to provide T-Online International AG with the information it needs to pass on prospective customers to Telekom's electronic order acceptance system at the Web site www.telekom.de, including product and service descriptions, brochures and (when available) electronic media.

T-Online International AG earns a commission whenever it has led a prospective customer via its Internet offerings to Deutsche Telekom AG's online ordering system on the Web and that customer subsequently enters into a legally binding contract to acquire any product or service covered by the e-commerce distribution agreement. The level of that commission is determined by a supplementary agreement.

Cash management.
As of December 31, 2003, T-Online International AG invested fixed-term deposits with Deutsche Telekom AG totaling EUR 3,791.0 million. The arrangements provide that these deposits earn a return equivalent to the best obtainable on the open market.

[38] Material differences in accounting methods between IFRS/IAS and the German Commercial Code (HGB).

Following first-time adoption of IFRS/IAS in the 2003 financial year, we present a reconciliation of Group net income/loss and Group shareholders' equity from HGB to IFRS for 2002 in the table below.

Millions of €	Group net income/loss 2002	Group shareholders' equity Dec. 31, 2002	Group shareholders' equity Jan. 1, 2002
HGB	**(459.3)**	**5,365.8**	**5,814.0**
Intangible assets	13.2	4.9	(8.3)
Provision for T-Motion	13.9	0.0	0.0
Other provisions	(7.6)	(0.7)	6.9
Revenue deferral	0.5	(0.8)	(1.3)
Deferred taxes	(47.6)	150.6	198.2
Minority interests	(2.8)	(2.1)	(3.7)
IFRS	**(489.7)**	**5,517.7**	**6,005.8**

a) Intangible assets.
In accordance with the principles of IFRS/IAS, the intangible assets acquired from and developed by Deutsche Telekom AG on establishment of the legal predecessor of T-Online International AG (customer base, know-how) are carried at EUR 0.

On meeting the requirements of IAS 38, the development costs of software created by T-Online International AG and T-Online France were–in deviation from the HGB treatment–capitalized and amortized over the software's economic useful life.

b) Provisions.
Some provisions recognized in accordance with HGB are not recognized or are measured differently under IFRS. For example, the pension provisions recognized in the Group financial statements in accordance with HGB and in line with U.S. GAAP (SFAS No. 87) are measured differently in the IFRS/IAS Group financial statements. Provisions for operating expenses are not permissible under IFRS.

c) Deferred taxes.
Differences in income tax effects mostly involve deferred taxes on loss carryforwards, primarily at T-Online International AG. Most importantly, deferred taxes must be capitalized under IFRS/IAS, while recognition of deferred tax assets is optional under Sec. 274 HGB.

[39] Compensation of members of the Board of Management and Supervisory Board.

According to Art. 16 of the Articles of Incorporation, ordinary members of the T-Online Supervisory Board receive annual remuneration, payable after the financial year end, of EUR 10,000 over and above the reimbursement of their expenses. The chairman of the Supervisory Board receives EUR 20,000 and the deputy chairman EUR 15,000. Any members of the Supervisory Board who did not hold office for the full duration of the year receive one twelfth of a year's compensation for each month or part-month in which they were members. Members of the Supervisory Board seconded by Deutsche Telekom AG receive no separate remuneration. The compensation received by individual members was as follows: Karl-Heinz Häuser EUR 15,000.00, Supervisory Board members Reinhard Hoch, Viola Jackson, Monika Kusz and Dr. Eberhard Rolle each EUR 10,000.00, Martin Blessing EUR 9,166.67, Supervisory Board members Fabrice Sergent, Stefanie Waehlert and Udo Wilfert EUR 6,666.67 each and Arnaud Lagardère EUR 4,166.67. In addition, members of the Supervisory Board receive an attendance award of EUR 200 for each plenary or committee meeting in which they have participated. The value-added tax payable on both compensation and expenses is refunded by the Company.

T-Online's Supervisory Board received attendance fees totaling EUR 11,400 in the 2003 financial year.

Amounts of stock held by the members of the Supervisory Board as of December 31, 2003 were as follows: Dr. Eick 2,000 shares, Dr. Klinkhammer 5,000 shares, Mr. Wilfert 75 shares, Ms. Jackson and Ms. Waehlert 50 shares each. Supervisory Board members Mr. Ricke, Mr. Cazzonelli, Mr. Häuser, Mr. Hoch, Dr. Rolle, Mr. Sergent and Ms. Kusz do not hold any T-Online stock. Supervisory Board member Ms. Waehlert held 33,544 stock options as of December 31, 2003. None of the other Supervisory Board members hold any stock options as provided in the plans described in Note 26.

Members of the Board of Management are entitled under their employment contracts to compensation consisting of a fixed and a variable, performance-linked component. The compensation for the members of the Board of Management was determined on the basis of market data.

The amount of performance-linked pay is set after the financial year end when the Supervisory Board Presiding Committee has verified attainment of targets agreed with the members of the Managing Board. It is based on precisely quantifiable measures, for example, of Group earnings and growth.

As target attainment is not verified until formal adoption of the financial statements, the variable pay components stated in these Notes are estimated figures.

As a result of the dual office held by CEO Thomas Holtrop at T-Online and Deutsche Telekom AG—which is likewise listed on the stock exchange—certain pay components are apportioned between the two companies (EUR 616,000.00 in basic pay, EUR 627,950.00 in variable compensation, other benefits with an equivalent cash value of EUR 11,057.00, and pension costs of EUR 128,014.00).

Taking commercial law and financial reporting law requirements as the basis of measurement, compensation paid to the Board of Management for the 2003 financial year totaled EUR 3,294,473.82. This amount includes payments in kind amounting to EUR 70,004.25 that are treated as non-monetary benefits.

Provided that the financial statements of T-Online International AG are adopted in their current form and the forecasts regarding target attainment for the individual members of the Board of Management are accurate, the total compensation paid to the Board members in the 2003 financial year (fixed and variable components plus long-term incentives) was as follows:

in €	Total compensation in 2003	Variable compensation[1]	Granted long-term incentive stock options for 2003
Thomas Holtrop	616,000.00	627,950.00	0
Veronika Altmeyer	192,500.00	196,875.00	0
Rainer Beaujean	230,000.00	254,166.67	0
Burkhard Graßmann	247,500.00	253,125.00	0
Andreas Kindt	165,000.00	168,750.00	0
Thomas Hille[2]	167,096.77	112,392.47	0

[1] Accruals (liability in the case of Thomas Holtrop)
[2] Member of the Management Board since March 15, 2003

The 2003 financial statements include a EUR 6,886.34 reversal of the provision for variable Board of Management compensation recognized for 2002 in that year's consolidated financial statements.

The members of the Board of Management were not allocated any stock options from the Company's 2001 stock option plan in the 2003 financial year.

The holdings of T-Online stock by members of the Board of Management of T-Online were unchanged relative to December 31, 2002. Details of T-Online's stock option plans are provided in Note 26. These are the members' individual holdings: Mr. Holtrop, 2,500 shares and 235,188 options; Ms. Altmeyer, 1,000 shares and 64,635 options; Mr. Beaujean, 550 shares and 68,805 options; Mr. Graßmann, 1,050 shares and 90,350 options; and Mr. Kindt, 550 shares and 21,267 options.

A sum of EUR 451,896.00 was set aside for departed members of the Board of Management and their dependents. The Company did not grant any loans to any members or former members of the Board of Management.

Darmstadt, February 13, 2004
T-Online International AG
Board of Management

Thomas Holtrop | Veronika Altmeyer

Rainer Beaujean | Burkhard Graßmann

Thomas Hille | Andreas Kindt

Auditor's Report.

We have audited the consolidated financial statements of T-Online International AG, Darmstadt, consisting of the balance sheet, the income statement and the statements of changes in equity and cash flows as well as the notes to the financial statements for the business year from January 1 to December 31, 2003. The preparation and the content of the consolidated financial statements according to the International Accounting Standards/International Financial Reporting Standards of the IASB (IAS/IFRS) are the responsibility of the Company´s Board of Managing Directors. Our responsibility is to express an opinion, based on our audit, whether the consolidated financial statements are in accordance with IFRS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the T-Online Group for the business year in accordance with IFRS.

Our audit, which also extends to the group management report prepared by the Board of Managing Directors for the business year from January 1 to December 31, 2003, has not led to any reservations. In our opinion, on the whole the group management report, together with the other information of the consolidated financial statements, provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2003 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German accounting law.

Frankfurt am Main, February 13, 2004

PWC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(Laue)	(ppa. Jerger)
Wirtschaftsprüfer	Wirtschaftsprüferin

Further information.

Board positions.

The Board of Management of T-Online International AG.

Thomas Holtrop

Chairman since January 1, 2001,
also responsible for the divisions reporting directly to the Chief Executive Officer

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:

- T-Online France S.A.S., Paris, member of the Conseil d'Administration (Board of Directors) (April 13, 2001 – July 31, 2003)
- T-Online France S.A.S., Paris, Chairman of the Conseil de Surveillance (Supervisory Board) from July 31, 2003, when the Conseil de Surveillance came into being under new articles of incorporation
- Club Internet S.A.S., Paris, Chairman of the Conseil de Surveillance (Supervisory Board) (April 13, 2001 – July 31, 2003, when the company was merged into T-Online France S.A.S.)
- Yacom Internet Factory S.A.U., Madrid, Chairman of the Consejo de Administración (Board of Directors) (since May 3, 2001)
- T-Online Travel AG, Darmstadt, Chairman of the Supervisory Board (April 16, 2002 – June 27, 2003, the effective date of the company's reincorporation as a GmbH—a German close corporation—which does not require a supervisory board).
- T-Venture Telekom Funds Beteiligungs-GmbH, member of the Investments Committee for T-Online Venture Fund GmbH & Co. KG (November 15, 2001 – February 24, 2003)

Memberships of other Supervisory Boards or comparable bodies:

- None

Rainer Beaujean

Responsible for Finance and Controlling since October 1, 2000

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:

- comdirect bank AG, Quickborn, member of the Supervisory Board (since October 8, 2002)
- Club Internet S.A.S., Paris, member of the Conseil de Surveillance (Supervisory Board) (December 29, 2000 – July 31, 2003, when the company was merged into T-Online France S.A.S.)
- Bild.T-Online.de Verwaltungs AG, Berlin, member of the Supervisory Board (since September 10, 2002)
- T-Online France S.A.S., Paris, member of the Conseil de Surveillance (Supervisory Board) from July 31, 2003, when the Conseil de Surveillance came into being under new articles of incorporation
- T-Venture Telekom Funds Beteiligungs-GmbH, Bonn, member of the Investments Committee for T-Online Venture Fund GmbH & Co. KG (since November 15, 2001)

Memberships of other Supervisory Boards or comparable bodies:

- None

Andreas Kindt
Responsible for Technology since January 1, 2002

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- T-Venture Telekom Funds Beteiligungs-GmbH, member of the Investments Committee for T-Online Venture Fund GmbH & Co. KG (since February 24, 2003)

Memberships of other Supervisory Boards or comparable bodies:
- T-Systems Multimedia Solutions GmbH, Dresden, member of the Supervisory Board (since September 21, 2002)

Burkhard Graßmann
Responsible for Marketing and Sales (October 1, 2000 - March 15, 2003); responsible for Media since March 15, 2003

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- T-Online Travel AG, Darmstadt, Deputy Chairman of the Supervisory Board (April 16, 2002 - June 27, 2003, the effective date of the company's reincorporation as a GmbH—a German close corporation—which does not require a supervisory board)
- StarMobility GmbH, Stuttgart (Shareholders' Committee) (March 30, 2001 - June 26, 2003)
- Bild.T-Online.de Verwaltungs AG, Berlin, Deputy Chairman of the Supervisory Board (since March 27, 2002)
- Interactive Media CCSP AG, Hamburg, Chairman of the Supervisory Board (October 21, 2002 - September 25, 2003, the effective date of the company's reincorporation as a GmbH—a German close corporation—which does not require a supervisory board)

Memberships of other Supervisory Boards or comparable bodies:
- Deutsche Telekom Medien GmbH, Frankfurt am Main, member of the Supervisory Board (since July 9, 2002)
- T-Venture Holding GmbH, Bonn, member of the Supervisory Board (February 25, 2003 - November 5, 2003)
- 1. T-Telematik Venture Beteiligungsgesellschaft mbH, Bonn, member of the Supervisory Board (February 25, 2003 - November 5, 2003)
- 2. T-Telematik Venture Beteiligungsgesellschaft mbH, Bonn, member of the Supervisory Board (February 25, 2003 - November 5, 2003)

Veronika Altmeyer
Responsible for Human Resources and Legal Affairs since December 1, 2000

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- "T-Online.at" Internet Service GmbH, Vienna, Chairwoman of the Advisory Board (since January 1, 2002)

Memberships of other Supervisory Boards or comparable bodies:
- Vereinigte Postversicherung VVAG, Stuttgart, member of the Supervisory Board (since July 1997)

Thomas Hille
Responsible for Marketing Services
since March 15, 2003

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- None

Memberships of other Supervisory Boards or comparable bodies:
- None

The Supervisory Board of T-Online International AG.

- **Shareholder representatives**

Kai-Uwe Ricke
Chairman (since September 11, 2002)
Chief Executive Officer of Deutsche Telekom AG, Bonn (since November 15, 2002)

Memberships of other Supervisory Boards:
- T-Mobile International AG, Bonn (since November 2002), Chairman of the Supervisory Board (since December 2002)
- T-Mobile USA, Bellevue, WA, U.S.A., Board of Directors (since May 2001)
- T-Systems International GmbH, Frankfurt am Main, Chairman of the Supervisory Board (since January 2003)

Dr. Karl-Gerhard Eick
(since February 25, 2000)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for Finance and Controlling

Memberships of other Supervisory Boards:
- GMG Generalmietgesellschaft mbH, Münster, Chairman of the Supervisory Board (since January 2000)
- Sireo Real Estate Asset Management GmbH, Frankfurt am Main, Chairman of the Supervisory Board (since May 2001)
- DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since February 2002)
- DFMG, Deutsche Funkturm GmbH, Münster (since January 2002)
- T-Mobile International AG, Bonn (since March 2000)
- T-Mobile USA, Inc., Bellevue, WA, U.S.A. (since May 2001)
- T-Systems International GmbH, Frankfurt am Main (known as T-Systems ITS GmbH, Stuttgart until December 2002) (since June 2002)
- Dresdner Bank Luxembourg S.A., Administrative Board (since January 2001)

Dr. Heinz Klinkhammer
(since February 7, 2003)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for Human Resources

Memberships of other Supervisory Boards:
- DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster, Chairman of the Supervisory Board (since February 2002)
- GMG Generalmietgesellschaft mbH, Münster (since June 1996)
- Sireo Real Estate Asset Management GmbH, Frankfurt am Main (since May 2001)
- T-Mobile International AG, Bonn (since May 2003)
- T-Systems International GmbH, Frankfurt am Main (known as T-Systems ITS GmbH, Stuttgart until December 2002) (since November 2002)
- Bundesanstalt für Post und Telekommunikation, Bonn, Administrative Board (since 2000)

Dieter Cazzonelli
(since December 10, 2003)
Head of the Tax Dept., Deutsche Telekom AG, Bonn

Memberships of other Supervisory Boards:
- Deutsche Telekom International Finance B.V. (since February 1, 2000)
- Deutsche Telekom Holding B.V. (since February 1, 2000)
- NAB Nordamerika Beteiligungs Holding GmbH (since May 1, 2000)
- DeTeAsia Holding GmbH (since June 9, 2000)
- T-Systems International GmbH (since January 10, 2003)
- DeTeAssekuranz (until December 31, 2003)
- Deutsche Telekom K.K., Japan, Board of Directors (since February 7, 2000)

Martin Blessing
(May 29, 2002 – November 21, 2003)
Member of the Board of Management of Commerzbank AG, Frankfurt

Memberships of other Supervisory Boards:
- AMB Generali Holding AG, Aachen
- EUROHYPO AG, Frankfurt am Main
- comdirect bank AG, Quickborn, Chairman of the Supervisory Board
- CFM Commerz Finanz Management GmbH, Frankfurt am Main, Chairman of the Supervisory Board
- Commerz Partner Beratungsgesellschaft für Vorsorge- und Finanzprodukte GmbH, Frankfurt am Main, Chairman of the Supervisory Board
- Commerzbank Inlandsbanken Holding AG, Frankfurt am Main, Chairman of the Supervisory Board
- Heidelberger Druckmaschinen AG, Heidelberg
- ThyssenKrupp Services AG, Düsseldorf

Dr. Eberhardt Rolle
(since June 13, 2000)
Ministerial Director, German Federal Ministry of Finance, Berlin

Memberships of other Supervisory Boards:
- T-Mobile International AG, Bonn (since March 2000)
- TLG Treuhand Liegenschaftsgesellschaft mbH (TLG), Berlin, Deputy Chairman of the Supervisory Board
- Bundesanstalt für vereinigungsbedingte Sonderaufgaben (BvS), Berlin, Administrative Board (until December 31, 2003)
- Museum Foundation for Post and Telecommunications (MusStift), deputy member of the Board of Patrons (since February 1, 2000)

Fabrice Sergent
(since May 21, 2003)
Directeur Général Lagardère Active Broadband

Memberships of other Supervisory Boards:
- Administrateur de T-ONLINE FRANCE (SAS) (until July 31, 2003)
- Membre du comité de surveillance de HACHETTE MULTIMEDIA (SAS)
- Membre du comité de surveillance de PLURIMEDIA (SAS)
- Administrateur de LAGARDERE ACTIVE ITV
- Administrateur de LE MONDE INTERACTIF
- Administrateur de ARTRAD ART ET TRADITION
- Administrateur de GREENLAND INTERACTIVE LIMITED
- Membre du Comité Stratégique de THE BROADWAY FACTORY (SAS)

Josef Brauner
(February 25, 2000 – May 21, 2003)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for T-Com

Memberships of other Supervisory Boards:
- T-Systems International GmbH, Frankfurt am Main (known as T-Systems ITS GmbH, Stuttgart until December 2002) (since November 2000)
- T-Mobile International GmbH, Bonn (since May 2003)
- Deutsche Telekom Network Projects & Services GmbH, Bonn (since May 2003)
- CAP Customer Advantage Program GmbH, Cologne, Chairman of the Supervisory Board (since April 2002)
- FC Bayern München AG, Munich (since April 2003)
- Karstadt Warenhaus AG, Essen (since April 2003)

Arnaud Lagardère
(June 13, 2000 - May 21, 2003)
Co-Chief Executive Officer of Lagardère

Memberships of other Supervisory Boards:
- Représentant de HACHETTE SA au conseil de gérance de SEDI TV-TEVA, Neuilly sur Seine
- Administrateur de HACHETTE LIVRE, Paris
- Administrateur de HACHETTE DISTRIBUTION SERVICES, Paris
- Membre du conseil de surveillance de VIRGIN STORES SA, Clichy
- Administrateur de HACHETTE FILIPACCHI MEDIAS, Levallois-Perret
- Représentant permanent de LAGARDÈRE ACTIVE PUBLICITE au Conseil d'Administration de LAGARDÈRE ACTIVE RADIO INTERNATIONAL, Paris
- Chairman of the Board de la société EUROPEAN AERONAUTIC DEFENCE and SPACE COMPANY - EADS Nv, Amsterdam
- Chairman of the Board de la société EADS Participations B.V., Amsterdam
- Administrateur de LAGARDERE RESSOURCES (SAS), Paris
- Vice-Président du Conseil de Surveillance de ARJIL & COMPAGNIE (SCA), Paris
- Administrateur de FRANCE TELECOM, Paris
- Administrateur de LVMH-MOET HENNESSY LOUIS VUITTON, Paris
- Administrateur de FIMALAC, Paris
- Administrateur de CANALSATELLITE, Paris
- Administrateur de la Société d'Agences et de Diffusion, Paris
- Administrateur de LAGARDERE-SOCIETES, Paris

- **Employee representatives**

Viola Jackson
(since September 13, 2000)
Chairwoman of the Works Council, T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
- None

Reinhard Hoch
(since March 20, 2000)
Mid-Franconia district of the united services sector trade union "ver.di"

Memberships of other Supervisory Boards:
- None

Karl-Heinz Häuser
(since March 20, 2000; Deputy Chairman of the Supervisory Board since September 11, 2002)
Director of the Hesse state section of the united services sector trade union "ver.di"

Memberships of other Supervisory Boards:
- PSD Bank, Frankfurt am Main

Monika Kusz
(since March 8, 2002)
Chairwoman of the Works Council of the Oldenburg Service and Technical Center, T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
- None

Stefanie Waehlert
(since May 21, 2003)
Executive employee, T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
- "T-Online.at" Internet Service GmbH, Vienna, member of the Advisory Board (since November 15, 2002)

Udo Wilfert
(since May 21, 2003)
Central Works Council Chairman at T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
- None

List of investment holdings.

in € as of December 31, 2003

Name and registered location of company	by	Indirect stake (%)	Direct stake (%)	Group stake (%)	Nominal capital stock (€)
A. Subsidiaries consolidated alongside the parent company (T-Online)					
1. daybyday media GmbH, Hamburg			100.00	100.00	39,250
2. T-ONLINE FRANCE SAS, Paris			100.00	100.00	3,571,744
3. Atrada Trading Network France SARL, Saint Germain en Laye	A,2	100.00		100.00	8,000
4. Atrada Trading Network AG, Nuremberg			100.00	100.00	146,302
5. „T-Online.at" Internet Service GmbH, Vienna			100.00	100.00	100,000
6. T-Online.ch AG, Zurich			100.00 CHF	100.00 CHF	18,600,000 CHF
7. YACOM INTERNET FACTORY S.A.U., Madrid			100.00	100.00	12,400,000
8. Yacom Travel S.L., Madrid	A,7	100.00		100.00	210,161
9. Yacom Travel Markets S.L., Madrid	A,7	100.00		100.00	323,100
10. Terravista.pt Servicios Multimedia S.A., Lisbon	A,7	100.00		100.00	4,262,000
11. T-Online Travel GmbH, Darmstadt			75.10	75.10	4,000,000
12. T-Online Venture Fund GmbH & Co. KG, Bonn			99.00	99.00	17,070,300
13. Interactive Media CCSP AG, Darmstadt			100.00	100.00	901,000
B. Nonconsolidated subsidiaries					
1. T-Online Portal-GmbH, Darmstadt			100.00	100.00	30,000
2. T-Online Holding-GmbH, Darmstadt			100.00	100.00	30,000
3. Yaonline Proveedor de Servicios de Internet S.L., Madrid	A,7	100.00		100.00	3,100
4. Compendo GmbH, Nuremberg	A,4	100.00		100.00	25,000
5. Atrada Trading Network Limited, London	A,4	100.00		100.00	1 GBP
6. Atrada Trading Network GmbH (in liquidation), Vienna	A,4	100.00		100.00	35,000
C. Associated companies included in the consolidated financial statements					
1. comdirect bank Aktiengesellschaft, Quickborn			21.35	21.35	140,500,000
2. buecher.de Verwaltungs GmbH, Augsburg			25.00	25.00	25,000
3. buecher.de GmbH & Co. KG, Augsburg			25.00	25.00	500,000
4. Bild T-Online.de Verwaltungsgesellschaft AG, Berlin			37.00	37.00	50,000
5. Bild.T-Online.de AG & Co. KG, Berlin			37.00	37.00	1,000,000
6. Absline Multimedia S.L., Madrid	A,7	47.50		47.50	2,105,260
7. Store Alcala 76 S.L., Madrid	A,7	50.00		50.00	4,920
8. Fomento Musical S.L., Barcelona	A,7	50.00		50.00	300,000
9. CoreMedia AG, Hamburg	A,12	27.53		27.53	3,756,526
10. gamigo AG, Rheine	A,12	20.54		20.54	94,949
11. HTW Medienhandel Holding GmbH, Munich	A,12	30.02		30.02	300,000

Publication details.

T-Online International AG
P.O. Box 101152
D-64211 Darmstadt

Corporate Communications.
Phone +49 (0)61 51 680-22 10
Fax +49 (0)61 51 680-22 19
Internet: www.t-online.net

Investor Relations.
Phone +49 (0)61 51 680-29 29
Fax +49 (0)61 51 680-2 99
E-Mail: ir@t-online.net

Concept and Production.
Kirchhoff Consult AG, Hamburg

Printing.
Broermann Offset-Druck GmbH, Troisdorf-Spich
Printed with pretroleum-free ink on chlorine-free paper.

Photographs.
Jim Rakete
Portrait of Mr. Ricke: Thomas Ollendorf
Photo on page 29: Ulrich Baumgarten/vario.press

English version.
Burton, Münch & Partner, Düsseldorf

The German version of this Annual Report is legally binding.
German and English online versions are available on the Web at www.t-online.net.

K-No.: 641 260 315

Financial calendar.

- **Group Report January 1 to March 31, 2004: May 12, 2004***
- **Shareholders' Meeting: May 19, 2004**
- **Group Report January 1 to June 30, 2004: August 11, 2004***
- **Group Report January 1 to September 30, 2004: November 9, 2004***

* preliminary date (any changes will be announced at www.t-online.net/ir)

Glossary.

The following explanatory notes are not intended as technical definitions but are meant to assist the reader in general in comprehending some of the terms used in this Report.

Access. Access refers to access to the Internet.

B2B. Business-to-business: Internet processes that allow companies to transact online with their business associates or suppliers.

B2C. Business-to-consumer: Internet processes that include e-commerce and online shopping geared to private consumers (as opposed to B2B).

Broadband services. Service which offers users swift digital transmission rates (in the Mbit/s scale) and/or broadband analog transmission (MHz).

Community. A group of Internet users who are all interested in the same themes.

Computer virus. Program which can enter computer networks unnoticed by users, and can cause damage to a large number of computers. Worms, Trojan horses, and the like are all types of virus.

Content. The contents of a Web site, for example, text, graphics or multimedia items.

Download. A "download" is a set of files or programs procured through the Internet or another computer network, whereby the data from another computer is copied onto the computer receiving.

DSL. Digital Subscriber Line, a sophisticated technology for high-speed data transmission via copper wires. Also known as "technology for the last mile", since it can be used to transport data from existing networks to the subscriber's premises.

EBITDA. Earnings before interest, taxes, depreciation and amortization.

E-commerce. Electronic commerce

Home page. The document which appears when you click a specific Internet address.

Hosting. The term applies to an ISP which offers its clients memory space on its servers.

Instant messaging. An Internet service that automatically lets users know if acquaintances are online simultaneously, and allows them to chat.

Internet roaming. Feature offered by Internet Service Providers which enables the client to access the Internet even when outside his/her own network by guest use of the infrastructure of another ISP. Such roaming services enable ISPs active only nationally to grant their clients Internet access when abroad, too.

Mailbox. A mailbox is an electronic mail box or pigeon hole where incoming e-mails are kept for collection by the owner of the box.

Modem. Hardware which enables the transmission of data from one computer to another via an analog data transmission line, usually the phone line.

Page impressions. In Germany the unit of measurement for viewing hits by random users on a Web site which may be carrying ads. It provides the yardstick for use of an individual Web site. There is currently no international standardized, exact definition for this; PageView data on international Web sites are therefore not necessarily equivalent to the page impression figures for German Web sites.

Portal site. Central point of entry to the Internet with an intelligent and personalized user interface that helps online customers navigate the content offered.

Shop/Shopping. Web site where the user can conclude purchasing transactions through e-commerce.

Streaming. Streaming is a way of transmitting multimedia files so that playback, e.g. of videos, begins as the first data packets arrive.

Search engine. Automatic programs which cover Internet contents and offer them to the user in the form of a database.

CPM. Short for "cost per mille." An advertising term for the price of an online item such as advertising space measured per thousand page impressions.

WLAN. Wireless Local Area Network, the technology behind wireless Internet.

T-Online International AG.
Selected investments.

Majority holdings.

100% T-Online France SAS, Paris

100% Ya.com Internet Factory S.A.U., Madrid

100% "T-Online.at" Internet Service GmbH, Vienna

100% T-Online.ch AG, Zurich

100% Scout24 AG, Baar (Zug)*

100% Interactive Media CCSP GmbH, Darmstadt

100% Atrada Trading Network AG, Nuremberg

100% daybyday media GmbH, Hamburg

100% T-Online Portal GmbH, Darmstadt (inactive)

100% T-Online Holding GmbH, Darmstadt (inactive)

99% T-Online Venture Fund GmbH & Co. KG, Bonn

75.1% T-Online Travel GmbH, Darmstadt

Minority holdings.

25% buecher.de Verwaltungs GmbH, Augsburg

25% buecher.de GmbH & Co. KG, Augsburg

21.35% comdirect bank AG, Quickborn

Joint ventures.

37% Bild.T-Online.de AG & Co. KG, Berlin

37% Bild.T-Online.de Verwaltungs AG, Berlin

*Acquisition in December 2003, authorization by the antitrust authorities in February 2004.

